As confidentially submitted to the Securities and Exchange Commission on December 16, 2016
Pursuant to the Jumpstart Our Business Startups Act of 2012

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Expo Event Holdco, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	42-1775077 (I.R.S. Employer Identification No.)

31910 Del Obispo Street
Suite 200
San Juan Capistrano, California 92675
(949) 226-5700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Gosling, Esq.
Senior Vice President, General Counsel and Secretary
Expo Event Holdco, Inc.
31910 Del Obispo Street
Suite 200
San Juan Capistrano, California 92675
(949) 226-5700
(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Daniel J. Bursky, Esq. Mark Hayek, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	Rachel W. Sheridan, Esq. Latham & Watkins LLP 555 Eleventh Street, NW Suite 1000 Washington, D.C. 20004 (202) 637-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes the offering price of Class A Common Stock that may be purchased by the underwriters upon the exercise of their option to purchase additional shares.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 16, 2016

PRELIMINARY PROSPECTUS

          Shares

Expo Event Holdco, Inc.

Class A Common Stock

This is the initial public offering of the Class A Common Stock of Expo Event Holdco, Inc. We are selling              shares of our Class A Common Stock.

Prior to this offering, there has been no public market for our Class A Common Stock. The initial public offering price is expected to be between $          and $          per share. We intend to apply to list our Class A Common Stock on the           under the symbol “         .”

The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to              additional shares of our Class A Common Stock from us at the public offering price, less the underwriting discounts and commissions.

We have two classes of common stock, Class A Common Stock and Class B Common Stock. Our Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights, and vote as a single class on all matters, except as otherwise provided in our certificate of incorporation or as required by law, with each share of Class A Common Stock entitling its holder to one vote and each share of Class B Common Stock entitling its holder to ten votes. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

After the completion of this offering, funds managed by Onex Partners Manager LP and its affiliates will control approximately    % of the aggregate voting power of our common stock (   % if the underwriters exercise their option to purchase additional shares in full). Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of the          .

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended, and will be subject to reduced reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our Class A Common Stock involves risk. See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our Class A Common Stock.

	Per Share	Total
Price to Public	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds, before expenses, to Expo Event Holdco, Inc.	$	$
(1)	See “Underwriting” for additional information regarding underwriting compensation.

Delivery of the shares of Class A Common Stock will be made on or about          ,          .

Neither the Securities and Exchange Commission (the “SEC”), nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch	Barclays	Goldman, Sachs & Co.

The date of this prospectus is          ,          .

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our Class A Common Stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A Common Stock. Our business, financial condition, operating results, and prospects may have changed since such date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A Common Stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

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MARKET AND INDUSTRY DATA

This prospectus includes information and data about the market and industry in which we compete. We obtained this information from periodic general and industry publications and surveys and studies conducted by third parties, as well as from our own internal estimates and research. In addition, we commissioned an independent research report from Stax Inc. (“Stax”) for our use in connection with this offering. Industry publications, surveys and studies generally state that the information contained therein has been obtained from sources believed to be reliable; however, they do not guarantee the accuracy or completeness of such information and while we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In presenting this information, we have made certain assumptions that we believe to be reasonable based on these sources and on our knowledge of, and our experience to date in, the industry sectors in which we operate. Market and industry data presented herein is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations. In addition, the discussions herein regarding our various industry sectors are based on how we define the markets for our products and services, which may be either part of larger overall markets or markets that include other types of products or services. Further, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Third-party sources referenced in this prospectus include research and other materials published by Trade Show Executive (“TSE”), Trade Show News Network (“TSNN”) and Exhibit Surveys Trade Show Benchmarks and Trends. Particular studies referenced include: LinkedIn Technology Marketing Research on B2B Lead Generation, 2015; Center for Exhibition Industry Research (“CEIR”): How the Exhibit Dollar is Spent 2014; CEIR 2016 Index Report; and AMR International Globex Report 2016 (the “AMR Report”). When we refer to the relative position of one of our trade shows or describe them as “leading” or a “leader” or use words of similar meaning, for our 30 trade shows that are ranked within the top 250 trade shows in the country by TSNN, we mean that such trade show is the largest or one of the largest by net square footage (“NSF”) in its industry vertical in the United States, and for our other events we rely on Stax research, in each case unless otherwise indicated.

CERTAIN TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus contains trademarks, trade names and service marks that we use in our business. Each one of these trademarks, trade names and service marks is either (i) our registered trademark, trade name or service mark, (ii) a trademark, trade name or service mark for which we have a pending application, (iii) a trademark, trade name or service mark for which we claim common law rights or (iv) a trademark, trade name or service mark that is owned by a third party and used by us under license. All other trademarks, trade names or service marks appearing in this prospectus belong to their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

BASIS OF PRESENTATION

Except where the context requires otherwise, references in this prospectus to “Emerald Expositions,” “the Company”, “we”, “us”, and “our” refer to Expo Event Holdco, Inc., together with its consolidated subsidiaries. In this prospectus, when we refer to our fiscal years, we refer to the year number, as in “2015,” which refers to our fiscal year ended December 31, 2015.

When we refer to “NSF renewal rate”, we mean the NSF purchased by returning exhibitors as a percentage of the prior event’s total NSF. For the purpose of calculating NSF renewal rates, “win-backs” represent customers who did not exhibit in the immediately preceding event but who previously exhibited in the event within the past five years.

Unless indicated otherwise, the information included in this prospectus (1) assumes no exercise by the underwriters of the option to purchase up to an additional           shares of Class A Common Stock from us and (2) reflects the    -for-1 stock split of our common stock, which was effected on            , and a reclassification of all then-outstanding shares of common stock into Class B Common Stock, which occurred on                .

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. In addition, we round certain percentages presented in this prospectus to the nearest whole number. As a result, figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

USE OF NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures”, which are financial measures that are not calculated and presented in accordance with generally accepted accounting principles in the United States, or “GAAP”.

The SEC has adopted rules to regulate the use in filings with the SEC and in other public disclosures of non-GAAP financial measures. These rules govern the manner in which non-GAAP financial measures are publicly presented and require, among other things:

•	a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP; and
•	a statement disclosing the purposes for which the registrant’s management uses the non-GAAP financial measure.

Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA”, “Adjusted EBITDA margin”, “Adjusted Net Income” and “Adjusted Free Cash Flow” in evaluating our past performance and future prospects. For the definition of Adjusted EBITDA and a reconciliation to net income, its most directly comparable financial measure presented in accordance with GAAP, see footnote 7 to the table under the heading “Summary—Summary Consolidated Financial Data.” Adjusted EBITDA margin is defined as Adjusted EBITDA divided by our current portfolio revenue. For the definition of Adjusted Net Income and a reconciliation to net income, its most directly comparable financial measure presented in accordance with GAAP, see footnote 8 to the table under the heading “Summary—Summary Consolidated Financial Data.” For the definition of Adjusted Free Cash Flow and a reconciliation to net cash provided by operating activities, its most directly comparable financial measure presented in accordance with GAAP, see footnote 9 to the table under the heading “Summary—Summary Consolidated Financial Data.”

We present Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management and our board of directors use Adjusted EBITDA and Adjusted EBITDA margin to assess our financial performance and believe they are helpful in highlighting trends because they exclude the results of decisions that are outside the control of management, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Further, our executive incentive compensation is based in part on Adjusted EBITDA. In addition, we use Adjusted EBITDA as calculated herein for purposes of calculating compliance with our debt covenants in our Senior Secured Credit Facilities (as defined herein).

We use Adjusted Net Income as a supplemental metric to evaluate our business performance in a way that also considers our ability to generate profit without the impact of certain items. For example, it is useful to exclude stock-based compensation expenses because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business, and these expenses can vary significantly across periods due to the timing of new stock-based awards. We also exclude the amortization of intangible assets and certain discrete costs, including deferred revenue adjustments, impairment charges and transaction costs (including professional fees and other expenses associated with acquisition activity) in order to facilitate a period-over-period comparison of our financial performance. This measure also reflects an adjustment for the difference between cash amounts paid in respect of taxes and the amount of tax amortization of deferred financing fees expensed in accordance with GAAP. Each of the normal recurring adjustments and other adjustments described in this paragraph help to provide management with a measure of our operating performance over time by removing items that are not related to day-to-day operations.

We present Adjusted Free Cash Flow because we believe it assists investors and analysts in comparing our available liquidity across reporting periods on a consistent basis by excluding certain items that we do not believe are indicative of our core ability to generate cash flow from our business. We use Adjusted Free Cash Flow to evaluate the amount of cash generated by our business that, after the capital investment needed to maintain and grow our business, can be used for the repayment of indebtedness, payment of dividends and to fund strategic opportunities, including investing in our business and strengthening our balance sheet. Adjusted Free Cash Flow excludes certain discrete items (including deferred revenue adjustments and transaction costs) in order to facilitate a period-over-period comparison of our liquidity. We believe that Adjusted Free Cash Flow enhances the understanding of the cash flows of our business for management, investors and creditors. Adjusted Free Cash Flow does not reflect mandatory payments on our indebtedness.

Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow have limitations as analytical tools, and you should not consider such measures either in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations include:

•	Adjusted EBITDA and Adjusted Net Income do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA and Adjusted Net Income are not adjusted for all noncash income or expense items that are reflected in our financial statements;
•	Adjusted EBITDA and Adjusted Net Income do not reflect the noncash component of employee compensation;
•	Adjusted EBITDA does not reflect any cash income taxes that we may be required to pay;
•	Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow do not reflect certain one-off cash requirements or one-time cash adjustments resulting from matters we consider to not be indicative of our ongoing operating performance;
•	Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted Free Cash Flow does not reflect mandatory payments on our indebtedness; and
•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow only as supplemental information.

In this prospectus we also present our “current portfolio” revenue. When we refer to the revenue and revenue growth rate of our current portfolio of events, we mean the revenue and revenue growth rate of all the events we owned or operated as of December 31, 2015, as if all such events had been owned or operated by us since January 1, 2014. Current portfolio revenue is a supplemental non-GAAP financial measure that differs from our reported revenue presented in accordance with GAAP. Current portfolio revenue represents our revenue as reported, plus revenue generated by newly acquired events prior to our acquisition of such events, and excludes revenue from discontinued events.

SUMMARY

This summary highlights information contained in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A Common Stock, you should carefully read this entire prospectus, including our consolidated financial statements and related notes thereto included elsewhere in this prospectus and the information in “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Company

We are the largest operator of business-to-business (“B2B”) trade shows in the United States, with our oldest trade shows dating back over 110 years. We currently operate more than 50 trade shows, including 30 of the top 250 trade shows in the country as ranked by TSNN, as well as numerous other events. In 2015, our events connected over 500,000 global attendees and exhibitors and occupied over 6.5 million NSF of exhibition space. We have been recognized with many awards and accolades that reflect our industry leadership as well as the importance of our shows to the exhibitors and attendees we serve.

All of our trade show franchises are profitable and typically hold market-leading positions within their respective industry verticals, with significant brand value established over a long period of time. Each of our trade shows is held at least annually, with certain franchises offering multiple trade shows per year. As our shows are frequently the largest and most well attended in their respective industry verticals, we are able to attract high-quality attendees, including those who have the authority to make purchasing decisions on the spot or subsequent to the show. The participation of these attendees makes our trade shows “must-attend” events for our exhibitors, further reinforcing the leading positions of our trade shows within their respective industry verticals. Our attendees use our shows to fulfill procurement needs, source new suppliers, reconnect with existing suppliers, identify trends, learn about new products and network with industry peers. Our portfolio of trade shows is well-balanced and diversified across both industry sectors and customers. The scale and “must-attend” nature of our trade shows translate into an exceptional value proposition for participants, resulting in a self-reinforcing “network effect” whereby the participation of high-value attendees and exhibitors drives high participant loyalty and predictable, recurring revenue streams.

For the year ended December 31, 2015, we generated $306.4 million of revenue, $19.6 million of net income, $87.8 million of net cash provided by operating activities, $147.5 million of Adjusted EBITDA, $53.9 million of Adjusted Net Income and $83.4 million of Adjusted Free Cash Flow.

We generated 92% of our current portfolio revenue for 2015 (and an even higher percentage of our gross profit) through the live events that we operate. The remaining 8% of our current portfolio revenue for 2015 was generated from other marketing services, including digital media and print publications that complement our event properties in the industry sectors we serve. Each of our other marketing services products is profitable and allows us to remain in close contact with, and market to, our existing event audiences throughout the year.

*	For a description of current portfolio revenue, see “Use of Non-GAAP Financial Measures.” Our 2015 GAAP revenue by industry sector was as follows: Gift, Home & General Merchandise, 38%; Sports, 22%; Design & Construction, 9%; Technology, 4%; Jewelry, 7%; Other Trade Shows, 7%; Other Events, 4%; Other Marketing Services, 8%; Discontinued Revenue, 1%.

We have a highly attractive business model with:

•	strong revenue growth of 12% from 2014 to 2015;
•	revenue growth of 4% from 2014 to 2015 within our current portfolio;
•	high NSF renewal rates averaging 81% from 2014 to 2015, resulting in a consistent, predictable and recurring revenue stream;
•	significant revenue visibility, with approximately 87% of our 2015 revenue from booth space sales (which represents 73% of our total 2015 revenue) sold by the end of the first quarter of 2015 and approximately 98% sold by the end of the second quarter of 2015;
•	a demonstrated capacity to achieve regular annual price increases across our portfolio;
•	diversification by industry sector and customer, with no single customer accounting for even 1% of total revenue; and
•	a highly fragmented industry structure, which presents significant opportunities to grow through accretive acquisitions, but also limited direct competition at the individual show level.

In addition, we convert a high proportion of our revenue into cash due to:

•	our efficient cost structure, as evidenced by our Adjusted EBITDA margin (calculated as Adjusted EBITDA divided by our current portfolio revenue) of 47% for 2015;
•	our asset-light business model requiring minimal capital expenditures of less than $3 million in 2015, of which less than one third related to maintenance capital expenditures;
•	our ability to collect cash deposits from our customers in advance of our shows, resulting in attractive working capital dynamics; and
•	our favorable tax attributes, consisting of benefits attributable to: (i) amortization expense related to our recent acquisitions, which we expect will offset cash taxes on an aggregate of approximately $410 million of income over the next 15 years, and (ii) $60 million in federal net operating losses (“NOLs”) as of September 30, 2016, which we expect to fully utilize in 2017, in each case assuming we generate taxable income in the applicable period.

Our Industry Sectors

We operate leading trade shows, which serve a large and broad set of global exhibitors and attendees, across multiple attractive, fragmented sectors that represent significant portions of the U.S. economy. Exhibitor and attendee fragmentation is an especially important aspect of the trade show industry. In markets characterized by diffuse exhibitors and attendees, trade shows uniquely offer the opportunity for live interaction between large numbers of participants on both sides of a potential transaction (a “many-to-many” environment) within a short period of time. Further, the highly fragmented nature of our markets enhances the stability of our entire platform as the loss of any single exhibitor or attendee is unlikely to cause other exhibitors or attendees to derive less value and stop attending a show.

We operate trade shows in a number of broadly-defined industry sectors, as summarized in the table below.

Gift, Home & General Merchandise:   We operate 13 trade shows within this sector that are focused on a broad range of consumer goods mostly used in and around the home. These shows bring together exhibitors who manufacture and/or distribute such products with attendees who primarily represent retailers or wholesalers who purchase these goods for resale. Our two largest franchises in this sector are ASD Market Week and NY NOW, representing four trade shows—ASD Market Week March, ASD Market Week August, NY NOW Winter and NY NOW Summer—each of which is a large, horizontal (i.e., multi-category) show that aggregates several distinct marketplaces spanning a wide range of products in a single location. The significant category diversification at both ASD Market Week and NY NOW adds to the stability and resiliency of our business. Our other franchises are vertical (i.e., single category) markets and include ICFF (contemporary furniture), KBIS (kitchen and bath products), NSS (stationery and specialty paper products) and Surtex (surface designs for coverings, fabric prints, decorative accessories, bed linens and giftware). Our shows are particularly important to participants in this sector as they provide a many-to-many environment that enables a large and diverse group of attendees and exhibitors from all over the world to buy and sell a wide variety of products in a short period of time. Shows within this sector tend to have significant “order-writing” activity where exhibitors generate sales during the trade show itself. The product assortment offered by our exhibitors is constantly evolving, which creates a further need for our attendees to return to our shows year after year to be able to see, sample, learn about and order new goods or services. In addition, the highly fragmented base of exhibitors and attendees creates a strong network effect that mitigates the potential loss of any single exhibitor. Revenues in this sector grew at a rate of 6% from 2014 to 2015, while the revenues of our current portfolio grew at a rate of approximately 4% during the same period.

Sports:   Our 18 trade shows in this sector are among the largest in the United States and the world, and include iconic franchises such as Outdoor Retailer (“OR”) and Surf Expo, as well as other leading shows such as Interbike, Imprinted Sportswear Shows (“ISS”) and the Sports Licensing & Tailgate Show, each of which is well-known within its respective industry vertical. Exhibitors at these shows are manufacturers or distributors of equipment, gear and other goods serving these markets, while attendees are typically retailers or wholesalers who purchase these goods for resale. These shows also have a many-to-many environment where thousands of specialty sports retailers interact with hundreds of specialty equipment and athletic apparel manufacturers. The Sports shows target the highly fragmented sports retail market where sports enthusiast clientele are typically served by independent specialized retailers. Attendees and exhibitors in this market tend to be primarily focused on high-end, performance-oriented, experiential products, where minor improvements in performance are a differentiator. Given these characteristics, it is important for attendees to test and learn about the products in person to be able to sell them to their customers, which makes this market ideally suited for trade shows. The consistent and frequent introduction of young startup brands and new categories, such as E-bikes, in the active lifestyle and outdoor markets offers growth opportunities. Revenues in this sector grew at a rate of 24% from 2014 to 2015, while revenues of our current portfolio grew at a rate of approximately 8% during the same period.

Design & Construction:   Our 5 trade shows in this sector include the Hospitality Design Exposition & Conference (“HD Expo”), GlobalShop and the Healthcare Design Expo & Conference (“HCD”), which focus on interior designers, architects, owners/operators, developers, specifiers and purchasers working within a range of sectors, including hotels, resorts, restaurants, bars, spas, retail stores and healthcare facilities. The Design & Construction sector is particularly well suited for trade shows because design and construction are highly visual processes requiring in-person interaction. Our shows provide value to industry participants by enabling designers and architects to stay current with trends in product styles, which tend to change from year to year, and earn continuing education credits for their professional certifications. These shows also offer participants exposure to upcoming remodeling, renovation and new-build construction projects, which are often discussed at our shows, making it important for participants to return every year in order to stay close to the pipeline of future business. In addition, the aggregation of a wide range of products and service providers under one roof allows participants to save time and expense. Revenues in this sector grew at a rate of 41% from 2014 to 2015, while revenues of our current portfolio grew at a rate of approximately 7% during the same period.

Technology:   We operate 4 trade shows annually in the Technology sector, which we entered in 2014 with the acquisition of the Internet Retailer Conference and Expo (“IRCE”), a brand within GLM. IRCE brings together exhibitors who provide, and retailer attendees who need, eCommerce solutions and services, and is the largest show of its type in the country. Exhibitors cover the full spectrum of eCommerce solutions, including online marketplaces, payment processors and supply chain solutions providers. We expanded our presence in the Technology sector through the acquisitions of Digital Dealer Conference and Expo (“Digital Dealer”) and RFID Journal LIVE! (“RFID LIVE!”) in 2016. Digital Dealer is the retail automotive industry’s leading digital strategy trade show and conference focused on introducing, exploring and implementing the various digital components that automotive dealers use to engage automotive customers. RFID LIVE! is the world’s largest show focused on radio frequency identification (“RFID”) and related technologies, bringing together attendees, exhibitors, researchers, academics, consultants and others interested in using RFID technologies to identify, track and manage assets and inventories across a wide range of industries. Revenues in this sector grew at a rate of 9% in the period from 2014 to 2015, while revenues of our current portfolio grew at a rate of approximately 6%.

Jewelry:   Our 6 trade shows in this sector showcase high-end and mid-tier jewelry. Our key franchises include COUTURE, JA New York and the Las Vegas Antique Jewelry & Watch Show. The Jewelry sector as a whole is conducive to the trade show business model, as there are tactile and visual elements to selecting jewelry, expanding product offerings and remaining current with new trends. Revenues in this sector declined at a rate of less than 1% from 2014 to 2015, while revenues of our current portfolio also declined at a rate of approximately less than 1%.

Other Trade Shows:   Our remaining 10 trade shows span five sectors in which we maintain leading shows: Photography, Food, Healthcare, Industrial and Military. Aggregate revenues in these sectors grew at a total rate of 19% from 2014 to 2015, while revenues of our current portfolio increased approximately 2% during the same period.

Other Events:   We operate more than 70 additional events across a wide variety of formats including B2B conferences, B2C events, summits, awards and private luxury sales. One of our larger categories within the Other Events sector is our antique portfolio, consisting of the Original Miami Beach Antique Show (“OMBAS”), the New York Antique Jewelry & Watch Show and LUEUR. We also hold B2C luxury private sales under our Soiffer Haskin brand. Our revenues from Other Events grew at a rate of 20% from 2014 to 2015, while revenues of our current portfolio grew at a rate of approximately 12% during the same period.

The Trade Show Industry

Self-Reinforcing Network Effects

The trade show industry serves as a forum to connect attendees and exhibitors within specific industry sectors. At these shows, primarily held in convention centers at periodic intervals, exhibitors set up exhibits, or “booths,” in order to promote their products and services to attendees who are authorized buyers for retail or wholesale organizations or businesses (as opposed to individual consumers, who would typically attend business-to-consumer (“B2C”) events). These shows are part of exhibitors’ regular annual marketing budgets and attendees’ regular annual procurement budgets, as well as new product research and industry networking initiatives. Attendees use our shows to fulfill procurement needs, source new suppliers, reconnect with existing suppliers, identify trends, learn about new products and network with industry peers. Exhibitors see trade shows as marketing events that enable them to generate sales, introduce new products, generate leads, build their brands, learn about competitors’ offerings, educate the market and service customers. Trade shows are critical networking events for both attendees and exhibitors, and are difficult to displace and replicate through interactions that are not face-to-face. The key value proposition of a trade show is its ability to provide otherwise fragmented bases of attendees and exhibitors the opportunity to interact in person and examine a wide variety of products in a short period of time for a reasonably low cost. As illustrated in the chart below, more survey respondents view trade shows and conferences as “very effective” for lead generation than any other alternative marketing method.

Source: LinkedIn Technology Marketing Research on B2B Lead Generation, 2015

Effective trade shows are characterized by a self-reinforcing business model, in which attendees with authority to make purchasing decisions make trade shows “must-attend” events for key industry suppliers. High-quality exhibitors, in turn, introduce new products and innovations and set trends, thereby driving increased attendance. This self-reinforcing “network effect” helps solidify a trade show’s leading position for the long term and establishes significant competitive advantages.

The value of a trade show to an exhibitor is a function of the quality and quantity of the attendee base. The quality of attendees can be measured by the extent to which attendees have the authority to make purchasing decisions, as well as by the amount of purchasing that occurs during or after a show. According to CEIR, approximately 82% of trade show attendees in 2015 held some purchasing decision-making power in their respective organizations, while approximately 51% of trade show attendees planned to make purchases during or following shows. Importantly, this statistic and the overall level of attendance at trade shows have remained quite stable for more than a decade, despite internet and digital media growth. We believe this demonstrates that the trade show business model is strong and enduring, with shows valued by exhibitors and attendees alike.

Source: CEIR 2016 Analysis for number of attendees; Exhibit Surveys Trade Show Benchmarks and Trends for percentage of attendees planning to make purchases and percentage of attendees with authority to make purchases

Revenue and Cash Flow Model

Trade show organizers generate revenues primarily by selling trade show exhibit space to exhibitors on a per square foot basis. Other revenue streams include fees for ancillary exhibition services and attendee registration fees. The sales cycle for a trade show typically begins during the prior show and, as a result, show operators usually have significant revenue visibility. This contributes to the highly favorable working capital cycle of our business as non-refundable deposits for exhibit space are received well in advance of each show and the bulk of our expenses are incurred around the time of the show.

Prior to each show, a trade show organizer selects and manages venues, hotels and vendors for set-up, registration, travel, lodging, audio-visual services and other services. Trade show organizers regularly subcontract much of the work that goes into setting up the physical show itself to exhibition services companies, or “decorators,” who typically bill exhibitors directly for the substantial majority of decorating expenses. After floor space is sold, the exhibitors work directly with the decorator or other suppliers of services to coordinate the construction, transportation and installation of their booths. The rental of the floor space from the trade show organizer only represents about a third of a typical exhibitor’s total cost of exhibiting at a trade show, while marketing, decorators, travel and lodging represent the remainder. We believe this decreases exhibitor sensitivity to increases in the price of trade show booth space since it typically represents only a modest portion of the overall cost of participation.

Market Size and Structure

The United States has the largest and most developed trade show market in the world at an estimated size in excess of $13.5 billion in revenue in 2016, according to the 2016 AMR Report. Although the growth trajectory of any individual show will be a function of its particular sector, the industry overall is expected to grow at a compound annual growth rate (“CAGR”) of 4.6% from 2016 through 2020. This growth is anticipated to be driven by a combination of volume growth in line with real GDP growth and consistent price increases. For any individual show operator, acquisitions and new show launches would be additive to this growth.

While the trade show industry on the whole is large, it is highly fragmented, with the four largest for-profit organizers (Reed Exhibitions, UBM, Informa Exhibitions and Emerald Expositions) accounting for 9% of the wider U.S. market in 2015. There are nearly 9,400 trade shows per year in the United States of varying sizes, the majority of which are owned by entrepreneurs and non-profit industry associations. Our 2015 total events revenue represents a market share of approximately 2%. Although the overall market is fragmented, any given trade show competes only against the other trade shows that are relevant to its sector. For example, our OR Summer Market does not compete with our International Pizza Expo in any way, and neither show has significant competitors in its respective category in the United States. As noted, nearly all of our shows are the market leaders within their respective industry verticals.

Source: 2016 AMR Report

Our Strengths

•	Largest U.S. Trade Show Organizer. We sell more NSF and operate more large-scale and fast-growing trade shows in the United States than any other operator. There are currently no major publicly-traded companies in the United States that function as “pure-play” exhibition companies. Our 2015 Adjusted EBITDA margin of 47% is the result of our significant scale, our centralized back-office operations and our highly attractive and profitable show portfolio. Our trade shows have garnered numerous awards and accolades, including six shows named to TSE’s “Fastest 50” growing U.S. shows in 2015, nine shows named to TSE’s “Next 50” fastest growing list and 12 shows ranked in TSE’s “Gold 100.” Our ASD Market Week franchise was voted “Trade Show of the Year” by TSNN in 2016. Our large existing operating platform provides us with economies of scale, creating the opportunity to efficiently and profitably grow both through acquisitions and organically through new show launches.

•	Market-Leading Shows Drive Revenue Growth and Bolster Leading Market Positions. Approximately 95% of our trade show revenue is generated by events that we believe are market leaders within their respective industry verticals in the United States. We have maintained these strong market positions over time and believe they benefit from their incumbency, leading brands, proprietary databases of exhibitor and attendee contacts and a self-reinforcing “network effect” whereby high-quality attendees attract exhibitors, and those exhibitors in turn attract high attendance. The “must-attend” nature of our events positions us to grow our attendance, exhibitors, NSF and pricing, which in turn drive consistent revenue growth. For a hypothetical new trade show in a given industry vertical to be successful, it would need to attract a critical mass of both high-quality exhibitors and attendees quickly from a standstill, which is difficult to accomplish. Furthermore, the theoretical savings a new entrant could offer exhibitors in the form of a lower price are limited because booth space typically only represents approximately one-third of the total cost of exhibiting at a show.
•	Proven Ability to Create Value Through Acquisitions. Our ability to create shareholder value through acquisitions is meaningful. We approach acquisitions in a disciplined manner with a focus on ensuring that only highly desirable events that complement our existing portfolio are acquired at attractive prices. Our management team has significant industry relationships that it leverages in order to originate and execute acquisitions, with robust processes in place to properly vet targets so that only highly desirable events are acquired, and that such acquisitions are completed in a cost effective manner. We have made 11 acquisitions since 2014 for a total consideration of approximately $485 million, including the acquisition of George Little Management (“GLM”) in 2014 for $335 million. All of these acquisitions were made at attractive multiples, and produced substantial favorable tax attributes. Assuming we generate taxable income in the future, we expect these tax attributes will be used to reduce our cash tax obligations for up to 15 years. These acquisitions have added 2.8 million NSF, extended our leadership positions within existing sectors and positioned us to move into leadership positions in new sectors such as Technology, Food and Industrial. Given the substantial fragmentation in the market, we expect our acquisition efforts to allow us to continue to drive growth in the future.

•	Strong Customer Loyalty Results in Significant Revenue Visibility. Our customers are extremely loyal, as evidenced by our weighted-average NSF renewal rate of 82% in 2015 across all of our trade shows and 84% for our 10 largest shows. Including “win-backs” of exhibitors who did not exhibit in the last show but did exhibit in a prior one, our NSF renewal rate in 2015 was 85% across all our shows and 87% across our 10 largest shows. Our portfolio’s NSF renewal rate is in the 95th percentile for our industry, according to Stax and other industry sources, which is indicative of healthy, market-leading events. The combination of high renewal rates and the fact that our customers pay us before our events take place results in significant revenue visibility. For example, by the end of the first quarter of 2015 we had already sold 87% of our eventual 2015 booth space revenue, and we had sold 98% of our 2015 booth space revenue by the end of the second quarter.
•	Resilient Financial Performance. We operate in distinct industry sectors that represent significant segments of the U.S. economy. In addition, within each sector, we are highly diversified by exhibitor, with no single customer accounting for even 1% of our total revenue. The diversified nature of our sectors and customers enhances the stability of our entire platform. In our experience, the leadership positions of our trade shows reduce the impact of recessions on our business because during a downturn, exhibitors are more likely to continue spending money on the leading trade show within a given industry vertical and reduce their spending on other, less essential events.
•	Continuously Expanding Technological Innovation Drives Value Proposition. Technological innovation enhances the effectiveness of our shows and our sales force. Much of this innovation leverages our proprietary exhibitor and attendee contact databases, which are difficult to replicate and offer a distinct competitive advantage. We have made technology-enabled enhancements in the following areas: (i) website and mobile applications that allow attendees to preview exhibitors, plan their visits and set up meetings in advance of our events; (ii) marketing visualization tools that integrate exhibitor data and provide insights that enhance the effectiveness of our sales force; (iii) digital marketing strategies that utilize social media and other channels to effectively generate leads; and (iv) real-time customer engagement tools to create feedback loops and drive customer retention. We believe our implementation of technology-enabled solutions increases exhibitor-attendee interaction, improving their experience and enhancing the value proposition of our events.
•	Robust Profit Margins and Excellent Cash Flow Conversion. In 2015, our Adjusted EBITDA margin was 47%. In addition, our business requires minimal maintenance capital expenditures. Our favorable working capital dynamics and substantial favorable tax attributes enable us to convert a significant portion of our Adjusted EBITDA into cash. Our favorable tax attributes consist of benefits attributable to: (i) amortization expense related to our recent acquisitions, which we expect will offset cash taxes on an aggregate of approximately $410 million of income over the next 15 years, and (ii) $60 million in federal NOLs as of September 30, 2016, which we expect to fully utilize in 2017, in each case assuming we generate taxable income in the applicable period.
•	Best-in-Class Management Team. Previously serving as president of Nielsen Expositions, our predecessor company, David Loechner has been our CEO since we were acquired by Onex on June 17, 2013, and brings over 30 years of industry experience. David was recently named the “2016 Industry Icon” by TSNN and is supported by a deep bench of 12 executives with over 275 years of collective industry experience. Other members of our management team have significant experience in the trade show industry and the broader information services sector.

Our Growth Strategy

Our goal is to expand our market leadership position and capture an increasing share of the growing U.S. trade show industry. Our strategies to achieve this goal include:

•	Increase NSF and Attendance. We intend to focus on growing NSF and attendance at our shows by working closely with our attendees, exhibitors, vendors and other industry partners to increase the return on investment from participating in our shows, drive customer satisfaction and deepen our engagement with our marketplaces. To reinforce our leading market positions and capitalize on the growth trends underlying our sectors, we are using new technologies and marketing strategies, including greater deployment of social media tools and leveraging of our proprietary database of attendees and exhibitors, to help influence exhibitor and attendee interaction, improve their experiences and drive higher return on investment outcomes for exhibitors and attendees.
•	Drive Pricing Growth. As a company, we are focused on delivering sustainable long-term growth and have therefore generally sought to implement price increases each year and intend to continue doing so going forward, always taking into consideration underlying market conditions, attendance and satisfaction trends, planned changes to our shows, any venue changes and other relevant drivers.
•	Capitalize on Cyclical Growth in Certain Industry Sectors. We believe certain of our shows are positioned to see above-trend growth resulting from underlying cyclical growth in their respective industries. In particular, we believe our Kitchen & Bath Industry Show (“KBIS”) and Design & Construction shows will continue to benefit from ongoing growth in housing starts and in renovation and remodeling activity in the non-residential sector, respectively.
•	Continue to Make Accretive Acquisitions. The U.S. trade show market is highly fragmented, with numerous potential acquisition targets. We will continue to take a disciplined approach to acquisitions that meet our financial contribution and return on investment objectives. With our significant experience acquiring and integrating leading trade shows and our increased efficiencies due to our scale, we believe that we are well-positioned as a buyer of choice. Our criteria for our acquisitions are highly selective and will focus on expanding our presence within sectors we currently serve as well as on establishing a leading presence in sectors that have strong underlying growth potential, such as Technology, which we entered via acquisition in 2014. We expect our ongoing pipeline of deals will allow us to further drive growth as we continue to focus on acquisitions that offer value accretion through attractive purchase price multiples, tax-efficient transaction structures and cost synergies. In addition, we expect to drive revenue synergies by cross-selling newly-acquired shows to existing customers in common sectors.
•	Launch New Shows and New Categories within Existing Shows. We intend to leverage our existing brands, industry expertise and market strength to launch new categories within existing shows as well as entirely new shows. With minimal capital expenditure requirements, we have historically incubated new category and new trade show launches in a cost-effective manner. For example, our ASD Market Week trade show has grown from one single category to its current collection of nine categories, each with unique exhibitors and each held in its own area of the broader ASD Market Week show. At NY NOW, we have plans in place to add multiple new categories including antiques, vintage products, outdoor lifestyle products, gourmet foods, textiles and lighting. In 2016, we successfully launched four new shows and events: LUEUR Spring, GetOutdoorsNYC, International Contemporary Furniture Fair (“ICFF”) Miami and Fall CycloFest. We consider each of the four show launches to have been a success, and we currently plan to repeat these shows in 2017. Further, we have several new shows in various stages of development, and we plan to continue to assess other potential launches.
•	Grow Internationally. While all of our trade shows are currently hosted in the United States, international exhibitors and attendees represent an important component of our total participant base. There remains a significant opportunity for us to increase the number of international exhibitors and attendees at our shows. In the future we may also launch, partner with or acquire international trade shows that are complementary to our core business and could represent a substantial growth opportunity.

Risks Associated with Our Business

Our business is subject to numerous risks described in “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of the more significant risks are:

•	At any given point in time, general economic conditions may have an adverse impact on the industry sectors in which our trade shows and conferences operate, and therefore may negatively affect demand for exhibition space and attendance at our trade shows and conferences;
•	The success of each of our trade shows depends on the reputation of that show’s brand;
•	We may not be able to secure or retain desirable dates and locations for our trade shows;
•	Attendance at our shows could decline as a result of disruptions in global or local travel conditions, such as congestion at airports, the risk of or an actual terrorist action, adverse weather or fear of communicable diseases;
•	We may fail to accurately monitor or respond to changing market trends and adapt our trade show portfolio accordingly;
•	If we fail to attract leading brands as exhibitors in, or high-quality attendees to, our trade shows, we may lose the benefit of the self-reinforcing “network effect” we enjoy today;
•	We may face increased competition from existing trade show operators or new competitors;
•	A significant portion of our revenue is generated by our top five trade shows;
•	We intend to continue to be highly acquisitive, and our acquisition growth strategy entails risk;
•	Our exhibitors may choose to use an increasing portion of their marketing and advertising budgets to fund online initiatives or otherwise reduce the amount of money they have available to spend in connection with our trade shows;
•	We may lose the services of members of our senior management team or of certain of our key full time employees and we may not be able to replace them adequately;
•	We use third-party agents whom we do not control to sell space at our trade shows, particularly to international exhibitors;
•	A loss or disruption of the services from one or more of the limited number of outside contractors who specialize in decoration, facility set-up and other services in connection with our trade shows could harm our business;
•	The industry associations that sponsor and market our trade shows could cease to do so effectively, or could be replaced or supplemented by new industry associations who do not sponsor or market our trade shows;
•	We do not own certain of the trade shows that we operate or certain trademarks associated with some of our shows;
•	The infringement or invalidation of proprietary rights could have an adverse effect on our business;
•	Our information technology systems, including our ERP business management system, could be disrupted;
•	We could fail to protect certain employee or customer data;
•	Our launch of new trade shows or new initiatives with respect to current trade shows may be unsuccessful and consume significant management and financial resources;
•	We face risks associated with event cancellations or other interruptions to our business, which the insurance we maintain may not fully cover;
•	We may face material litigation;
•	We may be unable to fully utilize the benefits associated with our favorable tax attributes; and
•	We previously identified a material weakness in our internal control over financial reporting. If we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, our ability to prevent or detect a material misstatement in our financial statements could be adversely affected.

See “Risk Factors” immediately following this prospectus summary for a more thorough discussion of these and other risks and uncertainties we face.

Organizational Structure

The chart below summarizes our ownership and corporate structure after giving effect to this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

Onex and Members of Management (%)[1]
Investors in this Offering (%)
Expo Event Holdco, Inc. (Issuer)
Expo Event Midco, Inc.
Guarantor under Senior Secured Credit Facilities
Emerald Expositions Holding, Inc.
Borrower under Senior Secured Credit Facilities
Subsidiaries
Guarantors of Senior Secured Credit Facilities

(1)	Upon completion of this offering, Onex will beneficially own approximately % of the aggregate voting power of our outstanding common stock.

Recent Developments

On October 28, 2016, we borrowed $200 million of incremental term loans under our term loan facility due 2020 (the “Term Loan Facility”), and we fully redeemed all $200 million in aggregate principal amount of our 9.000% senior notes due 2021 (the “Senior Notes”) with the proceeds of the incremental term loans, cash on hand and proceeds of an $8 million borrowing under our revolving credit facility due 2018 (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Senior Secured Credit Facilities”). The available commitments under the Revolving Credit Facilities were increased from $90 million to $100 million on the same date.

Implications of Being an Emerging Growth Company

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	we are required to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;
•	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•	we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay”, “say-on-frequency” and “say-on-golden parachutes”; and
•	we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more; (ii) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year; or (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities. We have elected to take advantage of some of the reduced disclosure obligations listed above in this prospectus, and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we have elected to adopt the reduced disclosure with respect to our executive compensation disclosure. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to irrevocably “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted.

Corporate Information

We were incorporated in Delaware in 2013. Our principal executive offices are located at 31910 Del Obispo Street, Suite 200, San Juan Capistrano, California 92675. Our telephone number is (949) 226-5700. We maintain a website at www.emeraldexpositions.com. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

We were acquired by an affiliate of certain investment funds managed by an affiliate of Onex Partners Manager LP and/or Onex Corporation (“Onex”) on June 17, 2013 (the “Onex Acquisition”). Prior to the Onex Acquisition, we were named Nielsen Business Media Holding Company and operated as a separate business of The Nielsen Company B.V. (“Nielsen”). Following the consummation of this offering, we expect to be a “controlled company” for the purposes of the                             rules.

Our Sponsor

Onex is one of the oldest and most successful private equity firms in North America. Through its Onex Partners and ONCAP private equity funds, Onex acquires and builds high-quality businesses in partnership with talented management teams. At Onex Credit, Onex manages and invests in leveraged loans, collateralized loan obligations and other credit securities. Onex has approximately $23 billion of assets under management, including $6 billion of Onex proprietary capital. With offices in Toronto, New York, New Jersey and London, Onex invests its capital through its two investing platforms and is the largest limited partner in each of its private equity funds.

Onex has extensive experience investing in leading business services companies. Notable examples of Onex’ investments in the business services sector over its 32-year history include Clarivate Analytics (formerly the IP & Science business of Thomson Reuters), sgsco, USI Insurance Services, CSI Global Education, Canadian Securities Registration Systems and SITEL Worldwide Corporation.

The Offering

Issuer
Expo Event Holdco, Inc., a Delaware corporation.
Shares of Class A Common Stock
offered by us
       shares of Class A Common Stock (or        shares of Class A Common Stock if the underwriters exercise their option to purchase additional shares in full).
Shares of common stock to be outstanding after this offering
       shares of Class A Common Stock (or        shares of Class A Common Stock if the underwriters exercise their option to purchase additional shares in full) and        shares of Class B Common Stock. See “Description of Capital Stock.”
Option to purchase additional shares of Class A Common Stock
The underwriters have an option to purchase up to        additional shares of Class A Common Stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $       million, assuming the shares are offered at $       per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use the net proceeds that we receive from this offering to repay $       million outstanding under the Term Loan Facility, with the balance, if any, for working capital and other general corporate purposes. See “Use of Proceeds.”
Special voting rights
Shares of Class A Common Stock are entitled to one vote per share.

Shares of Class B Common Stock are entitled to ten votes per share.

Our Class A Common Stock and Class B Common Stock vote as a single class on all matters, except as otherwise provided in our certificate of incorporation or as required by law. Each share of our Class B Common Stock will automatically convert into a share of our Class A Common Stock upon a transfer thereof to any person other than the holders of our Class B Common Stock on the date of this offering or their respective affiliates, or at the option of the holder thereof. If the Transition Date (as defined below) occurs, the number of votes per share of Class B Common Stock will be reduced automatically to one vote per share. The “Transition Date” will occur when the total number of outstanding shares of Class B Common Stock is less than 10% of the total number of shares of Class A Common Stock and Class B Common Stock outstanding. After giving effect to this offering, the outstanding shares of Class B Common Stock will represent       % of the total number of shares of Class A Common Stock and Class B Common Stock outstanding.

After giving effect to this offering, Onex and its affiliates, as holders of       % of our Class B Common Stock, will control approximately       % of the combined voting power of our outstanding common stock (or       % if the underwriters exercise in full their option to purchase additional shares). These holders have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction.

Controlled company
We will be a “controlled company” within the meaning of the corporate governance standards of          . See “Principal Shareholders” and “Description of Capital Stock.”
Dividend policy
After completion of this offering, we intend to pay quarterly cash dividends on our common stock. We expect to pay dividends in an aggregate amount of approximately $       million on an annual basis, which amount may be changed or terminated in the future at any time and for any reason without advance notice. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors. Our business is conducted through our subsidiaries. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. See “Dividend Policy.”
Proposed stock exchange symbol
“         .”
Risk factors
Investing in our Class A Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 22 of this prospectus for a discussion of factors you should carefully consider before investing in our Class A Common Stock.

Unless otherwise indicated, all information contained in this prospectus:

•	assumes an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;
•	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon the listing of our Class A Common Stock on the ;
•	assumes the underwriters’ option to purchase additional shares of our Class A Common Stock has not been exercised; and
•	gives effect to a -for-1 stock split of our common stock and a reclassification of all then-outstanding shares into Class B Common Stock that occurred on , .

The number of shares of common stock to be outstanding after this offering is based on           shares of common stock outstanding as of                      , and excludes:

•	shares of Class A Common Stock issuable upon the exercise of options outstanding under the Expo Event Holdco, Inc. 2013 Stock Option Plan (the “2013 Option Plan”) as of , at a weighted average exercise price of $ per share; and
•	shares of Class A Common Stock reserved for future issuance under the new omnibus incentive plan that we intend to adopt in connection with this offering.

Summary Consolidated Financial Data

The following table presents summary consolidated financial data for the periods and at the dates indicated. The summary consolidated financial data as of and for the year ended December 31, 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements, and our unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments necessary for a fair statement of our operating results and financial condition for such periods and as of such dates. The results of operations for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

The following information should be read in conjunction with “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2016(1)	2015(1)	2015(1)
	(in thousands, except share and per share data)
Statement of income and comprehensive income data:
Revenue	$293,296	$280,764	$306,407
Cost of revenues	75,040	75,938	83,448
Selling, general and administrative expense(2)	74,178	73,529	93,051
Depreciation and amortization expense	29,827	28,716	39,072
Intangible asset impairment charge(3)	—	—	8,946
Operating income	114,251	102,581	81,890
Interest expense	38,235	39,830	51,937
Income before income taxes	76,016	62,751	29,953
Provision for income taxes	29,783	24,515	10,330
Net income and comprehensive income	$46,233	$38,236	$19,623

Net income per share attributable to common shareholders
Basic	$93.42	$77.28	$39.66
Diluted	$91.44	$76.54	$39.24
Weighted average common shares outstanding
Basic	494,873	494,771	494,773
Diluted	505,607	499,552	500,130

Statement of cash flows data:
Net cash provided by operating activities	$77,001	$60,876	$87,778
Net cash (used in) investing activities	(18,710)	(52,759)	(87,022)
Net cash (used in) financing activities	(39,235)	(24,725)	(26,300)

	As of September 30,	As of December 31,
	2016	2015
	(dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$35,317	$16,261
Total assets(4)	$1,572,481	$1,538,095
Total debt(5)	$700,237	$731,598
Total liabilities	$1,021,237	$1,035,563
	Nine Months Ended September 30,		Year Ended December 31,
	2016(1)	2015(1)	2015(1)
	(dollars in thousands)
Other financial data:
Capital expenditures(6)	$2,226	$2,317	$2,763
Adjusted EBITDA(7)	152,655	145,557	147,491
Adjusted Net Income(8)	78,876	66,480	53,915
Adjusted Free Cash Flow(9)	62,408	47,769	83,385
(1)	Financial data for the nine months ended September 30, 2016 includes the results of the International Gift Exposition in the Smokies and The Souvenir Super Show (“IGES”) since their acquisition on August 1, 2016, the Swim Collective Trade Show (“Swim Collective”) and the Active Collective Trade Show (“Active Collective” and, together with Swim Collective, “Collective”) (IGES together with Collective, the “2016 acquisitions”) since their acquisition on August 8, 2016. Financial data for the nine months ended September 30, 2015 includes the results of Healthcare Design Conference and Expo, Healthcare Design Magazine, Environments For Aging and Construction SuperConference (collectively, “HCD Group”), the International Pizza Expo (“Pizza Expo”) and the trade magazine Pizza Today (“Pizza Today” and, together with Pizza Expo, “Pizza Group”), since their acquisitions, HCD Group on February 27, 2015 and Pizza Group on March 3, 2015. Financial data for the year ended December 31, 2015 includes the results of HCD Group and Pizza Group as well as HOW Design Live and the HOW Interactive Design Conference (“HOW”) and the National Industrial Fastener & Mill Supply Expo (“Fastener Expo” and together with HCD Group, Pizza Group and HOW, the “2015 acquisitions”), since their acquisitions on October 14, 2015 and November 12, 2015, respectively.
(2)	Selling, general and administrative expenses for the nine months ended September 30, 2016 and 2015 and the year ended December 31, 2015 included $4.3 million, $4.7 million and $5.1 million, respectively, in acquisition-related transaction, transition and integration costs, including legal and advisory fees. Also included in selling, general and administrative expenses for the nine months ended September 30, 2016 and 2015 and the year ended December 31, 2015 were stock-based compensation expenses of $2.3 million, $4.0 million and $5.0 million, respectively.
(3)	The intangible asset impairment charge for the year ended December 31, 2015 was recorded to align the carrying value of indefinite-lived intangible assets with their implied fair value. No other impairment charges were recorded in 2015 including in connection with our annual test of goodwill for the year ended December 31, 2015.
(4)	As of September 30, 2016, total assets included goodwill of $901.4 million and other intangible assets, net, of $537.5 million. As of December 31, 2015, total assets included goodwill of $890.3 million and other intangible assets, net, of $559.4 million.
(5)	As of September 30, 2016, total debt of $700.2 million consisted of $504.1 million of borrowings outstanding under the Term Loan Facility, net of unamortized deferred financing fees of $5.7 million and unamortized original issue discount of $5.8 million, and $196.2 million representing the aggregate principal amount outstanding of the Senior Notes, net of unamortized deferred financing fees of $3.8 million. As of December 31, 2015, total debt of $731.6 million consisted of $535.9 million of borrowings outstanding under the Term Loan Facility, net of unamortized deferred financing fees of $7.1 million and unamortized original issue discount of $7.2 million, and $195.7 million in aggregate principal amount of the Senior Notes, net of unamortized deferred financing fees of $4.3 million. On October 28, 2016, we borrowed $200.0 million of incremental term loans under the Term Loan Facility and redeemed all of the Senior Notes. See “—Recent Developments.”
(6)	Capital expenditures for the nine months ended September 30, 2016 and 2015 and the year ended December 31, 2015 included $1.4 million, $0.9 million and $1.0 million, respectively, in purchases of property, plant and equipment. Also included in capital expenditures for the nine months ended September 30, 2016 and 2015 and the year ended December 31, 2015 were purchases of intangible assets of $0.8 million, $1.4 million and $1.8 million, respectively.
(7)	In addition to net income presented in accordance with GAAP, we use Adjusted EBITDA to measure our financial performance. Adjusted EBITDA is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows from operating activities or other measures determined in accordance with GAAP. Also, Adjusted EBITDA is not necessarily comparable to similarly titled measures presented by other companies.

We define Adjusted EBITDA as net income before (i) interest expense, (ii) income tax expense, (iii) depreciation and amortization (iv) stock-based compensation, (v) deferred revenue adjustment, (vi) intangible asset impairment charge, (vii) unrealized loss on interest rate swap and floor, net, (viii) the Onex management fee, (ix) other items that management believes are not part of our core operations and (x) the results of shows associated with acquisitions made during the period presented. We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management and our board of directors use Adjusted EBITDA to assess our financial performance and believe it is helpful in highlighting trends because it excludes the results of decisions that are outside the control of management, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Furthermore, our Senior Secured Credit Facilities use Adjusted EBITDA (which is defined as “Consolidated EBITDA” in the credit agreement governing the Senior Secured Credit Facilities) to measure our compliance with certain limitations and covenants. We reference Adjusted EBITDA frequently in our decision-making because it provides supplemental information that facilitates internal comparisons to the historical operating performance of prior periods. In addition, executive incentive compensation is based in part on Adjusted EBITDA, and we base certain of our forward-looking estimates and budgets on Adjusted EBITDA. Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP. For a discussion of these limitations, see “Use of Non-GAAP Financial Measures.”

	Nine Months Ended September 30,		Year Ended December 31,
	2016(1)	2015(1)	2015(1)
	(dollars in thousands)
Net income	$46,233	$38,236	$19,623
Add (Deduct):
Interest expense	38,284	38,014	50,453
Income tax expense	29,783	24,515	10,330
Depreciation and amortization	29,827	28,716	39,072
Stock-based compensation(a)	2,308	3,956	5,039
Deferred revenue adjustment(b)	—	1,557	1,931
Intangible asset impairment charge(c)	—	—	8,946
Unrealized loss on interest rate swap and floor, net(d)	(49)	1,816	1,484
Management fee(e)	563	563	750
Other items(f)	4,264	4,701	5,145
Acquisitions(g)	1,442	3,483	4,718
Adjusted EBITDA	$152,655	$145,557	$147,491

(a)	Represents costs related to stock-based compensation associated with certain employees’ participation in the 2013 Option Plan.
(b)	In connection with the March 3, 2015 Pizza Group opening balance sheet of acquired assets and liabilities, the deferred revenue balance was reduced by $1.6 million to reflect the estimated fair value of the assumed deferred revenue performance obligations at the transaction date in accordance with GAAP. For the year ended December 31, 2015, the opening balance sheets of acquired assets and liabilities for the acquisitions that closed in 2015 were reduced by $1.9 million to reflect the fair value of the assumed deferred revenue performance obligations at the transaction dates. If these businesses had been continuously owned by us, this adjustment would not have occurred and our total revenue would have been increased by these amounts.
(c)	Represents the impairment charge recorded in connection with our annual impairment assessment on trade names for the year ended December 31, 2015.
(d)	Represents the expense on the forward starting interest rate swap and floor contracts entered into in March 2014, which relate to the Term Loan Facility and modify our exposure to interest rate risk by effectively converting $100.0 million of floating-rate term loan borrowings to a fixed rate. For the year ended December 31, 2015, we recorded an unrealized loss of $1.5 million on the interest rate swap agreement. For the nine months ended September 30, 2015, we recorded an unrealized loss of $1.8 million on the interest rate swap agreement.
(e)	Represents the annual management fee of $0.8 million payable to an affiliate of Onex under the services agreement between Onex and the Company, dated as of June 17, 2013 (the “Services Agreement”), put into place as a result of the Onex Acquisition. In connection with this offering, the Services Agreement will be terminated and the management fee will no longer be paid.
(f)	Other adjustments include amounts management believes are not representative of our core operations. For the nine months ended September 30, 2016, the $4.3 million included (i) $3.0 million in transaction costs incurred in connection with the IGES and Collective acquisitions during the period and (ii) $1.3 million in transition costs, primarily information technology and facility rental charges for terminated leases. For the nine months ended September 30, 2015, the $4.7 million included: (i) $2.1 million in transaction costs incurred in connection with the HCD Group, Pizza Group and HOW acquisitions, as well as one pending transaction that had not yet closed, (ii) $2.3 million in transition costs, primarily consulting and information technology costs, and (iii) $0.3 million in severance relating to acquisitions completed during the period. For the year ended December 31, 2015, the $5.1 million included: (i) $2.8 million in transaction expenses related to the 2015 acquisitions, (ii) $1.4 million in expenses related to transition and integration costs related to the 2015 acquisitions and (iii) $0.9 million for transition and integration costs related to the 2014 acquisition of GLM. We anticipate that we will continue to incur cash expenses related to sourcing, completion and integration of acquisitions. Other items would also include an adjustment for scheduling changes with respect to annual trade shows to enable investors to compare our results on a “like-for-like” basis when applicable during the period presented. We have not made any such adjustment during the periods presented in this prospectus.
(g)	Represents the Adjusted EBITDA contribution of the acquisitions that closed during the period as if these businesses had been owned by us for such period.
(8)	In addition to net income presented in accordance with GAAP, we present Adjusted Net Income because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Our presentation of Adjusted Net Income adjusts net income for (i) stock-based compensation, (ii) deferred revenue adjustment, (iii) intangible asset impairment charge, (iv) unrealized loss on interest rate swap and floor, net, (v) the Onex management fee, (vi) other items that management believes are not part of our core operations, (vii) amortization of deferred financing fees and discount, (viii) amortization of (acquired) intangible assets, (ix) income tax expense, (x) tax adjustments related to non-GAAP adjustments, (xi) cash paid for income taxes and (xii) NOL cash tax benefit.

We use Adjusted Net Income as a supplemental metric to evaluate our business’s performance in a way that also considers our ability to generate profit without the impact of certain items.

For example, it is useful to exclude stock-based compensation expenses because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business, and these expenses can vary significantly across periods due to timing of new stock-based awards. We also exclude the amortization of intangible assets and certain discrete costs, including deferred revenue adjustments, impairment charges and transaction costs (including professional fees and other expenses associated with acquisition activity) in order to facilitate a period-over-period comparison of our financial performance. This measure also reflects an adjustment for the difference between cash amounts paid in respect of taxes and the amount of tax recorded in accordance with GAAP. Each of the normal recurring adjustments and other adjustments described in this paragraph help to provide management with a measure of our operating performance over time by removing items that are not related to day-to-day operations or are noncash expenses.

Adjusted Net Income is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP. Adjusted Net Income should not be considered in isolation or as an alternative to net income, cash flows from operating activities or other measures determined in accordance with GAAP. Also, Adjusted Net Income is not necessarily comparable to similarly titled measures presented by other companies.

	Nine Months Ended September 30,		Year Ended December 31,
	2016(1)	2015(1)	2015(1)
	(dollars in thousands)
Net income	$46,233	$38,236	$19,623
Add (Deduct):
Stock-based compensation(a)	2,308	3,956	5,039
Deferred revenue adjustment(b)	—	1,557	1,931
Intangible asset impairment charge(c)	—	—	8,946
Unrealized loss on interest rate swap and floor, net(d)	(49)	1,816	1,484
Management fee(e)	563	563	750
Other items(f)	4,264	4,701	5,145
Amortization of deferred financing fees and discount	3,826	3,642	4,679
Amortization of (acquired) intangible assets(g)	28,549	27,417	36,802
Income tax expense	29,783	24,515	10,330
Tax adjustments related to non-GAAP adjustments(h)	(15,491)	(17,136)	(25,428)
Cash paid for income taxes	(2,474)	(1,693)	(1,212)
NOL cash tax benefit(i)	(18,636)	(21,094)	(14,174)
Adjusted Net Income	$78,876	$66,480	$53,915
(a)	Represents costs related to stock-based compensation associated with certain employees’ participation in the 2013 Option Plan.
(b)	In connection with the March 3, 2015 Pizza Group opening balance sheet of acquired assets and liabilities, the deferred revenue balance was reduced by $1.6 million to reflect the estimated fair value of the assumed deferred revenue performance obligations at the transaction date in accordance with GAAP. For the year ended December 31, 2015, the opening balance sheets of acquired assets and liabilities for the acquisitions that closed in 2015 were reduced by $1.9 million to reflect the fair value of the assumed deferred revenue performance obligations at the transaction dates.
(c)	Represents the impairment charge recorded in connection with our annual impairment assessment on trade names for the year ended December 31, 2015.
(d)	Represents the expense on the forward starting interest rate swap and floor contracts entered into in March 2014, which relate to the Term Loan Facility and modify our exposure to interest rate risk by effectively converting $100.0 million of floating-rate term loan borrowings to a fixed rate. For the year ended December 31, 2015, we recorded an unrealized loss of $1.5 million on the interest rate swap agreement. For the nine months ended September 30, 2015, we recorded an unrealized loss of $1.8 million on the interest rate swap agreement.
(e)	Represents the annual management fee of $0.8 million payable to an affiliate of Onex under the Services Agreement put into place as a result of the Onex Acquisition. In connection with this offering, the Services Agreement will be terminated and the management fee will no longer be paid.
(f)	Other adjustments include amounts management believes are not representative of our core operations. For the nine months ended September 30, 2016, the $4.3 million included (i) $3.0 million in transaction costs incurred in connection with the IGES and Collective acquisitions during the period and (ii) $1.3 million in transition costs, primarily information technology and facility rental charges for terminated leases. For the nine months ended September 30, 2015, the $4.7 million included: (i) $2.1 million in transaction costs incurred in connection with the HCD, Pizza Group and HOW acquisitions, as well as one pending transaction that had not yet closed, (ii) $2.3 million in transition costs, primarily consulting and information technology costs, and (iii) $0.3 million in severance relating to acquisitions completed during the period. For the year ended December 31, 2015, the $5.1 million included: (i) $2.8 million in transaction expenses related to the 2015 acquisitions, (ii) $1.4 million in expenses related to transition and integration costs related to the 2015 acquisitions and (iii) $0.9 million for transition and integration costs related to the 2014 acquisition of GLM. We anticipate that we will continue to incur cash expenses related to sourcing, completion and integration of acquisitions. Other items would also include an adjustment for scheduling changes with respect to annual trade shows to enable investors to compare our results on a “like-for-like” basis (when applicable during the period presented). We have not made any such adjustment during the periods presented in this prospectus.

(g)	We have historically grown our business through acquisitions and have therefore acquired significant intangible assets the value of which is amortized over time. These acquired intangible assets are amortized over an extended period ranging from seven to ten years from the date of each acquisition.
(h)	Reflects application of the statutory tax rate of 39% in each period presented.
(i)	We eliminate the benefit of our NOL usage on cash taxes in the historical period as we expect to utilize the remaining $60.0 million in federal NOLs in 2017.
(9)	In addition to net cash provided by operating activities presented in accordance with GAAP, we present Adjusted Free Cash Flow because we believe it assists investors and analysts in comparing our available liquidity across reporting periods on a consistent basis by excluding certain items that we do not believe are indicative of our core ability to generate cash from our business. Our presentation of Adjusted Free Cash Flow adjusts net cash provided by operating activities for (i) deferred revenue adjustment, (ii) the Onex management fee, (iii) other items that management believes are not part of our core operations, (iv) the Adjusted Free Cash Flow contribution of shows associated with acquisitions made during the period presented, (v) NOL cash tax benefit, (vi) purchase of property and equipment and other assets and (vii) purchase of intangible assets.

We use Adjusted Free Cash Flow to evaluate the amount of cash generated by our business that, after the capital investment needed to maintain and grow our business and mandatory debt service requirements, can be used for repayment of debt, payment of dividends and strategic opportunities, including investing in our business and strengthening our balance sheet. Adjusted Free Cash Flow excludes certain discrete items (including deferred revenue adjustments and transaction costs) in order to facilitate a period-over-period comparison of our liquidity. We believe that Adjusted Free Cash Flow enhances the understanding of the cash flows of our business for management, investors and creditors.

Adjusted Free Cash Flow is a supplemental non-GAAP financial measure of liquidity and is not based on any standardized methodology prescribed by GAAP. Adjusted Free Cash Flow should not be considered in isolation or as an alternative to cash flows from operating activities or other measures determined in accordance with GAAP. Also, Adjusted Free Cash Flow is not necessarily comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow does not reflect mandatory payments on our indebtedness.

	Nine Months Ended September 30,		Year Ended December 31,
	2016(1)	2015(1)	2015(1)
	(dollars in thousands)
Net Cash Provided by Operating Activities	$77,001	$60,876	$87,778
Deferred revenue adjustment(a)	—	1,557	1,931
Management fee(b)	563	563	750
Other items(c)	4,264	4,701	5,145
Acquisitions(d)	1,442	3,483	4,718
NOL cash tax benefit(e)	(18,636)	(21,094)	(14,174)
Purchase of property and equipment and other assets	(1,373)	(926)	(972)
Purchase of intangible assets	(853)	(1,391)	(1,791)
Adjusted Free Cash Flow	$62,408	$47,769	$83,385
Net Cash (Used In) Investing Activities	(18,710)	(52,759)	(87,022)
Net Cash (Used In) Financing Activities	(39,235)	(24,725)	(26,300)
(a)	In connection with the March 3, 2015 Pizza Group opening balance sheet of acquired assets and liabilities, the deferred revenue balance was reduced by $1.6 million to reflect the estimated fair value of the assumed deferred revenue performance obligations at the transaction date in accordance with GAAP. For the year ended December 31, 2015, the opening balance sheets of acquired assets and liabilities for the acquisitions that closed in 2015 were reduced by $1.9 million to reflect the fair value of the assumed deferred revenue performance obligations at the transaction dates.
(b)	Represents the annual management fee of $0.8 million paid to an affiliate of Onex under the Services Agreement put into place as a result of the Onex Acquisition. In connection with this offering, the Services Agreement will be terminated and the management fee will no longer be paid.
(c)	Other adjustments include amounts management believes are not representative of our core operations. For the nine months ended September 30, 2016, the $4.3 million included (i) $3.0 million in transaction costs incurred in connection with the IGES and Collective acquisitions during the period and (ii) $1.3 million in transition costs, primarily information technology and facility rental charges for terminated leases. For the nine months ended September 30, 2015, the $4.7 million included: (i) $2.1 million in transaction costs incurred in connection with the HCD, Pizza Group and HOW acquisitions, as well as one pending transaction that had not yet closed, (ii) $2.3 million in transition costs, primarily consulting and information technology costs and (iii) $0.3 million in severance relating to acquisitions completed during the period. For the year ended December 31, 2015, the $5.1 million included: (i) $2.8 million in transaction expenses related to the 2015 acquisitions, (ii) $1.4 million in expenses related to transition and integration costs related to the 2015 acquisitions and (iii) $0.9 million for transition and integration costs related to the 2014 acquisition of GLM. We anticipate that we will continue to incur cash expenses related to sourcing, completion and integration of acquisitions. Other items would also include an adjustment for scheduling changes with respect to annual trade shows to enable investors to compare our results on a “like-for-like” basis (when applicable during the period presented). We have not made any such adjustment during the periods presented in this prospectus.
(d)	Represents the Adjusted Free Cash Flow contribution of the acquisitions that closed during the period presented on a pro forma basis as if these businesses had been owned by us for such period.
(e)	We eliminate the benefit of our NOL usage on cash taxes in the historical period as we expect to utilize the remaining $60.0 million in federal NOLs in 2017.

RISK FACTORS

Investing in our Class A Common Stock involves a high degree of risk. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to invest in shares of our Class A Common Stock. The trading price of our Class A Common Stock could decline due to any of these risks, and you may lose all or part of your investment in our Class A Common Stock.

Risks Relating to Our Business and Industry

At any given point in time, general economic conditions may have an adverse impact on the industry sectors in which our trade shows and conferences operate, and therefore may negatively affect demand for exhibition space and attendance at our trade shows and conferences.

Our results are influenced by domestic as well as global general economic conditions because we draw exhibitors and attendees from around the world. However, we are affected to a larger degree by conditions within the individual industry sectors in which our trade shows operate. For example, the downturn in the domestic housing market that began in 2007 had a negative impact on the performance of KBIS during the period from 2008 to 2013. The longer a recession or economic downturn continues, the more likely it becomes that our customers may reduce their marketing and advertising or procurement budgets. Any material decrease in marketing or procurement budgets could reduce the demand for exhibition space or reduce attendance at our trade shows, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The success of each of our trade shows depends on the reputation of that show’s brand.

Our exhibitors and attendees primarily know us by the names of our trade shows that operate in their specific industry sector rather than by our corporate brand name, Emerald Expositions. In addition, a single brand name is sometimes used for shows that occur more than once a year; for example, the brand name “ASD Market Week” is used at our ASD Market Week March and ASD Market Week August shows, and the brand name Outdoor Retailer is used for both the OR Summer Market and OR Winter Market versions of the show. If the image or reputation of one or more of these shows is tarnished, it could impact the number of exhibitors and attendees attending that show or shows. A decline in one of our larger shows could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may not be able to secure or retain desirable dates and locations for our trade shows.

The dates and location of a trade show can impact its profitability and prospects. The demand for desirable dates and locations is high. Consistent with industry practice, we typically maintain multi-year non-binding reservations for dates at our trade show venues. Aside from a nominal deposit in some cases, we do not pay for these reservations, and, while they almost always entitle us to a last look before the venue is rented to someone else during the reservation period, these reservations are not binding on the facility owners until we execute a definitive contract with the owner. We typically sign contracts that guarantee the right to specific dates at venues only one or two years in advance. Therefore, our multi-year reservations may not lead to binding contracts with facility owners. Consistency in location and all other aspects of our trade shows is important to maintaining a high retention rate from year to year, and we rely on our highly loyal customer base for the success of our shows. Our inability to secure or retain desirable dates and locations for our trade shows could have a material effect on our business, financial condition, cash flows and results of operations.

Attendance at our shows could decline as a result of disruptions in global or local travel conditions, such as congestion at airports, the risk of or an actual terrorist action, adverse weather or fear of communicable diseases.

The number of attendees and exhibitors at our trade shows may be affected by a variety of factors that are outside our control. Because many attendees and exhibitors travel to our trade shows via airplane, factors that depress the ability or desire of attendees and exhibitors to travel to our trade shows, including, but not limited to, an increased frequency of flight delays or accidents, outbreaks of contagious disease or the potential for infection, increased costs associated with air travel, actual or threatened terrorist attacks or acts of nature, such as earthquakes, storms and other natural disasters, could have a material adverse effect on our business, financial condition, cash flows and results of operations. While we are generally insured against direct losses, one or more of the factors described above could cause a long-term reduction in the willingness of exhibitors and attendees to travel to attend our trade shows, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may fail to accurately monitor or respond to changing market trends and adapt our trade show portfolio accordingly.

Our success depends in part upon our ability to monitor changing market trends and to adapt our trade shows, acquire existing trade shows or launch new trade shows to meet the evolving needs of existing and emerging target audiences. The process of researching, developing, launching and establishing profitability for a new trade show may lead to initial operating losses. Our efforts to adapt our trade shows, or to introduce new trade shows into our portfolio, in response to our perception of changing market trends, may not succeed, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

If we fail to attract leading brands as exhibitors in, or high-quality attendees to, our trade shows, we may lose the benefit of the self-reinforcing “network effect” we enjoy today.

The leading brands represented by our exhibitors attract attendees who, in many cases, have authority to make purchasing decisions, or who offer other benefits (such as publicity or press coverage) by virtue of their attendance. The presence of these exhibitors and attendees creates the self-reinforcing “network effect” that benefits our business; however, if representatives of leading brands decide for any reason not to participate in our trade shows, the number and quality of attendees could decline, which could lead to a rapid decline in the results of one or more trade shows and have an adverse effect on our business, financial condition, cash flows and results of operations.

We may face increased competition from existing trade show operators or new competitors.

Although the trade show market is highly fragmented, we currently face competition in certain of our industry sectors. Further, our high profit margins and low start-up costs could encourage new operators to enter the trade show business. Both existing and new competitors present an alternative to our product offerings, and if competition increases or others are successful in attracting away our exhibitors and attendees, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A significant portion of our revenue is generated by our top five trade shows.

We depend on our top five trade shows to generate a significant portion of our revenues. For the year ended December 31, 2015, our top five shows were ASD Market Week March, ASD Market Week August, NY NOW Summer, NY NOW Winter and OR Summer Market. For the year ended December 31, 2015, these shows represented 37% of our total trade show revenues. Notwithstanding the fact that ASD Market Week and NY NOW represent multiple product categories and that all of our shows are highly diversified by customer, a significant decline in the performance or prospects of any one of these significant trade shows could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We intend to continue to be highly acquisitive, and our acquisition growth strategy entails risk.

Our acquisition growth strategy entails various risks, including, among others:

•	the risks inherent in identifying desirable acquisition candidates, including management time spent away from running our core business and external costs associated with identifying such acquisition candidates;
•	the risk that we turn out to be wrong with respect to selecting and consummating what we had believed to be accretive acquisitions;
•	the risk of overpaying for a particular acquisition;
•	the risks of successfully integrating an acquisition and retaining the key employees and/or customers of acquired businesses;
•	the risks relating to potential unknown liabilities of acquired businesses;
•	the cultural, execution, currency, tax and other risks associated with any future international expansion; and
•	the risks associated with financing an acquisition, which may involve diluting our existing shareholders, reducing our liquidity or incurring additional debt, which in turn could result in increased debt service costs and/or a requirement to comply with certain financial or other covenants.

Our exhibitors may choose to use an increasing portion of their marketing and advertising budgets to fund online initiatives or otherwise reduce the amount of money they have available to spend in connection with our trade shows.

Our trade shows have high NSF renewal rates, and we expect to continue to derive the substantial majority of our revenues from selling booth space to exhibitors. Although we have not observed a decline in demand for our trade shows as a result of the increasing use of the internet and social media for advertising and marketing, the increasing influence of online marketing and any resulting reductions of the budgets our participants allocate to our trade shows could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may lose the services of members of our senior management team or of certain of our key full time employees and we may not be able to replace them adequately.

We benefit substantially from the leadership and experience of members of our senior management team and we depend on their continued services to successfully implement our business strategy. The loss of any member of our senior management team or other key employee could materially and adversely affect our financial condition and results of operations. We currently maintain key man insurance only for our CEO. We cannot be certain that we will continue to retain our executives’ services, or the services of other key personnel, many of whom have significant industry experience and/or institutional knowledge. Moreover, we may not be able to attract and retain other qualified personnel. The loss of the services of senior management or other key full-time employees, or our inability to attract and retain other qualified personnel, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We use third-party agents whom we do not control to sell space at our trade shows, particularly to international exhibitors.

We supplement our sales employees with third-party agents, who often have deeper connections in international markets than we could have on our own. We do not have full control over these agents, and they have the potential to expose us to reputational and legal risks either through representing our company poorly, selling exhibition space at our trade shows to low quality or otherwise inappropriate exhibitors or violating certain laws or regulations including the U.S. Foreign Corrupt Practices Act and other applicable anti-bribery laws in contravention of our policies and procedures. Our relationships with these agents are not always exclusive, and any of a number of factors could lead to a reduction or cessation of their efforts to sell exhibit space at our trade shows, potentially reducing participation at our trade shows and having a material adverse effect on our business, financial condition, cash flows and results of operations.

A loss or disruption of the services from one or more of the limited number of outside contractors who specialize in decoration, facility set-up and other services in connection with our trade shows could harm our business.

We, and to a greater extent, our exhibitors, use a limited number of outside contractors for decoration, facility set-up and other services in connection with our trade shows, and we and our exhibitors rely on the availability, capability and willingness of these contractors to provide services on a timely basis and on favorable economic and other terms. Notwithstanding our long-term contracts with these contractors, many factors outside our control could harm these relationships and the availability, capability or willingness of these contractors to provide these services on acceptable terms. The partial or complete loss of these contractors, or a significant adverse change in our or our exhibitors’ relationships with any of these contractors, could result in service delays, reputational damage and/or added costs that could harm our business and customer relationships to the extent we or our exhibitors are unable to replace them in a timely or cost-effective fashion, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Some facilities where we hold our trade shows require decorators, facility set-up and other service providers to use unionized labor. Any union strikes or work stoppages could result in delays in launching or running our trade shows, reputational damage and/or added costs, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The industry associations that sponsor and market our trade shows could cease to do so effectively, or could be replaced or supplemented by new industry associations who do not sponsor or market our trade shows.

We often enter into long-term sponsorship agreements with industry associations whereby the industry association endorses and markets our trade show to its members, typically in exchange for a percentage of the trade show’s revenue. Our success depends, in part, on our continued relationships with these industry associations and our ability to enter into similar relationships with other industry associations. Although we frequently enter into long-term agreements with these counterparties, these relationships remain subject to various risks, including, among others:

•	failure of an industry trade association to renew a sponsorship agreement upon its expiration;
•	termination of a sponsorship agreement by an industry trade association in specified circumstances;
•	the willingness, ability and effectiveness of an industry trade association to market our trade shows to its members;
•	dissolution of an industry trade association and/or the failure of a new industry trade association to support us; and
•	the ability on the part of an industry trade association to organize a trade show itself.

Any disruptions or impediments in these existing relationships, or the inability to establish a new relationship, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We do not own certain of the trade shows that we operate or certain trademarks associated with some of our shows.

Risks associated with our relationships with industry trade associations or other third-party sponsors of our events are particularly applicable in the case of KBIS, which is a trade show owned by an industry association, and in the case of the JA New York trade shows and our Military trade shows, which are the trade shows in our portfolio where the show trademarks are owned by an industry association or other third party and not by us. Any material disruption to our relationship with these third parties could have a material adverse impact on the revenue stream from these trade shows.

The infringement or invalidation of proprietary rights could have an adverse effect on our business.

We rely on trademark, trade secret and copyright laws in the United States and on company policies and confidentiality agreements with our employees, consultants, advisors and collaborators to protect our proprietary rights, including with respect to the names of our trade shows, our exhibitor and attendee contact databases and other intellectual property rights. Our confidentiality agreements may not provide adequate protection of our proprietary rights in the event of unauthorized use or disclosure of our proprietary information or if our proprietary information otherwise becomes known, or is independently developed, by competitors. Failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business. We rely on our trademarks, trade names and brand names to distinguish our trade shows from those of our competitors, and have registered and applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved or that our federal registrations will be upheld if challenged. Third parties may oppose our applications or otherwise challenge our use of our trademarks through administrative processes or litigation. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products and/or services, which could result in the loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will identify all such infringements or have adequate resources to properly enforce our trademarks.

In addition, our business activities could infringe upon the proprietary rights of others, who could assert infringement claims against us. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face reputational damage, costly and time-consuming litigation, diversion of management’s attention and resources or other adverse effects on our products and services. As a result of such a dispute, we may have to rebrand our products or services, or enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of infringement against us, we could be required to pay significant damages, enter into costly royalty or licensing agreements, or discontinue certain of our brands, any of which could adversely affect our business.

Our information technology systems, including our ERP business management system, could be disrupted.

The efficient operation of our business depends on our information technology systems. Since 2013, we have implemented a new ERP business management system, and we recently implemented applications, including Hyperion planning software and a new customer relationship management tool. We also are in the process of transferring data storage functions to a new cloud storage services provider. We rely on our information technology systems and certain third-party providers to effectively manage our business data, communications, supply chain, order entry and fulfillment and other business and financial processes. Our failure to properly and efficiently implement our information technology systems, or the failure of our information technology systems to perform as we anticipate, could disrupt our business and could result in transaction errors, processing inefficiencies and the loss of revenue and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures and viruses. While we maintain disaster recovery plans, any such damage or interruption could have a material adverse effect on our business.

We could fail to protect certain employee or customer data.

We collect and retain certain employee and customer data, including personally identifiable information, and, in some cases, credit card data. Our various information technology systems enter, process, summarize and report such data. The integrity and protection of such data is critical to our business, and our customers and employees have an expectation that we will adequately protect their personal information. The regulatory environment governing information, security and privacy laws, as well as the requirements imposed on us by the credit card industry, are increasingly demanding and continue to evolve rapidly. Maintaining compliance with applicable information security and privacy regulations may increase our operating costs. We rely on third-party vendors to host our websites, customer databases and billing system. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or our own systems could negatively impact our relationships with customers, adversely affect our brands and business and expose us to third-party liabilities. We exercise limited control over these third-party vendors, which increases our vulnerability to problems with services they provide. Furthermore, a compromised data system or the intentional, inadvertent or negligent release or disclosure of data by us or our third-party providers could result in theft, loss, or fraudulent or unlawful use of customer, employee or company data, any of which could harm our reputation and/or result in costs, fines or lawsuits, which could materially adversely affect our financial condition and operating results.

Our launch of new trade shows or new initiatives with respect to current trade shows may be unsuccessful and consume significant management and financial resources.

From time to time, we launch new trade shows or new initiatives with respect to current trade shows. We may expend significant management time and start-up expenses during the development and launch of new trade shows or initiatives, and if such trade shows or initiatives are not successful or fall short of expectations, we may be adversely affected. Because we have limited resources, we must effectively manage and properly allocate and prioritize our efforts. There can be no assurance that we will be successful or, even if successful, that any resulting new trade shows or new initiatives with respect to current trade shows will achieve customer acceptance.

We face risks associated with event cancellations or other interruptions to our business, which the insurance we maintain may not fully cover.

We maintain business interruption, event cancellation, casualty, general commercial and umbrella and excess liability insurance, as well as policies relating to workers’ compensation, director and officer insurance and property and product liability insurance. Our insurance policies may not cover all risks associated with the operation of our business and may not be sufficient to offset the costs of all losses, lost sales or increased costs experienced during business interruptions or event cancellations. For example, we may be forced to cancel trade shows in the event of natural or man-made disasters. In addition, many of our trade shows are held in government-owned facilities, including three that are held on military bases operated by the U.S. government. These governmental entities may have the right to exclude us from the venues, or may not give us executed venue contracts until immediately prior to a scheduled trade show. While we are insured against losses arising from event cancellations, we are not reimbursed for any property that is discarded or destroyed or that we are required to replace because our existing assets are temporarily inaccessible. Such losses could have a negative impact on our business.

Certain events can also lead to reputational harm which could have a long-term negative impact on a trade show that would not be mitigated by insurance coverage. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive related to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance policies may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. Losses and liabilities from uninsured or underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our financial condition and results of operations.

We may face material litigation.

Although we are not currently subject to any litigation that we believe would have a material adverse effect on our business, financial condition, cash flows or results of operations, we may in the future become subject to litigation or claims that arise in the ordinary course of business, such as employment-related or intellectual property-related litigation. Litigation can be expensive, time-consuming and disruptive to normal business operations, including to our management team due to the increased time and resources required to respond to and address the litigation. An unfavorable outcome with respect to any particular matter or costs related to the settlement of any such matter could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may be unable to fully utilize the benefits associated with our favorable tax attributes.

As of September 30, 2016, we had $60.0 million of NOLs for U.S. federal income tax purposes, which we expect to fully utilize in 2017. In addition, our favorable tax attributes include amortization of intangibles resulting primarily from our historical acquisitions. If we generate taxable income in the future, we may be able to utilize these NOLs and amortization expense to offset future federal income tax liabilities. We expect amortization expense relating to intangibles will be available to offset cash taxes on an aggregate of approximately $410.0 million of income over the next 15 years. To the extent possible, we will structure our operating activities to minimize our income tax liabilities. However, there can be no assurance we will be able to reduce it to a specified level.

In addition, while this offering will not result in a change of control under Section 382 of the U.S. Internal Revenue Code of 1986, any subsequent accumulations of common stock ownership leading to a change of control under that section, including through sales of our common stock by large stockholders after this offering, all of which are outside of our control, could limit our ability to utilize our NOLs to offset future federal income tax liabilities.

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and limit our ability to raise additional capital to fund our operations.

We have a significant amount of indebtedness. As of October 31, 2016, we had total indebtedness of $723.5 million, consisting of $715.5 million of borrowings under the Term Loan Facility and $8.0 million of borrowings under the Revolving Credit Facility, with $91.4 million in additional borrowing capacity (after giving effect to $0.6 million of outstanding letters of credit).

Our high level of indebtedness could have important consequences to us, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt;
•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions or other general corporate requirements;
•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions or other general corporate purposes;
•	increasing our vulnerability to adverse changes in general economic, industry and competitive conditions;
•	exposing us to the risk of increased interest rates as borrowings under our Senior Secured Credit Facilities (to the extent not hedged) bear interest at variable rates, which could further adversely impact our cash flows;
•	limiting our flexibility in planning for and reacting to changes in our business and the industry in which we compete;
•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;
•	impairing our ability to obtain additional financing in the future;

•	placing us at a disadvantage compared to other, less leveraged competitors; and
•	increasing our cost of borrowing.

Any one of these limitations could have a material effect on our business, financial condition, cash flows, results of operations and ability to satisfy our obligations in respect of our outstanding debt.

Despite our current debt levels, we may incur substantially more indebtedness, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur additional indebtedness in the future, which may be secured. While our Senior Secured Credit Facilities limit our ability and the ability of our subsidiaries to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and thus, notwithstanding these restrictions, we may still be able to incur substantially more debt. In addition, provided that no default or event of default (as defined in the Senior Secured Credit Facilities) has occurred and is continuing, we have the option to add one or more incremental term loan or revolving credit facilities or increase commitments under the Revolving Credit Facility by an aggregate amount which does not cause our total first lien net leverage ratio, on a pro forma basis (in each case, as defined in the Senior Secured Credit Facilities), to exceed 4.50 to 1.00, plus up to an additional $100.0 million (of which $71.8 million remains available as of October 31, 2016). To the extent that we incur additional indebtedness, the risks that we now face related to our substantial indebtedness could increase.

To service our indebtedness, we require a significant amount of cash, which depends on many factors beyond our control.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our Senior Secured Credit Facilities will be adequate to meet our liquidity needs for the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our Senior Secured Credit Facilities in amounts sufficient to enable us to fund our liquidity needs.

If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	refinancing or restructuring our debt;
•	selling assets; or
•	seeking to raise additional capital.

We cannot assure you that we would be able to enter into these alternative financing plans on commercially reasonable terms or at all. Moreover, any alternative financing plans that we may be required to undertake would still not guarantee that we would be able to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to obtain alternative financing, could materially and adversely affect our business, results of operations, financial condition and business prospects. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We will need to repay or refinance borrowings under our Senior Secured Credit Facilities.

The Term Loan Facility and the Revolving Credit Facility are scheduled to mature in June 2020 and 2018, respectively. As of October 31, 2016, we had total indebtedness of $723.5 million, consisting of $715.5 million of borrowings under the Term Loan Facility and $8.0 million of borrowings under the Revolving Credit Facility, with $91.4 million in additional borrowing capacity (after giving effect to $0.6 million of outstanding letters of credit).

We will need to repay, refinance, replace or otherwise extend the maturity of our Senior Secured Credit Facilities. Our ability to repay, refinance, replace or extend these facilities by their maturity dates will be dependent on, among other things, business conditions, our financial performance and the general condition of the financial markets. If a financial disruption were to occur at the time that we are required to repay indebtedness outstanding under our Senior Secured Credit Facilities, we could be forced to undertake alternate financings, negotiate for an extension of the maturity of our Senior Secured Credit Facilities or sell assets and delay capital expenditures in order to generate proceeds that could be used to repay indebtedness under our Senior Secured Credit Facilities. We cannot assure you that we will be able to consummate any such transaction on terms that are commercially reasonable, on terms acceptable to us or at all.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. Interest rates are still near historically low levels and are projected to rise in the future. If interest rates rise, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed may remain the same, and our net income and cash flows will correspondingly decrease. Assuming no prepayments of the Term Loan Facility (which had $715.5 million outstanding as of October 31, 2016) and that the $100.0 million Revolving Credit Facility is fully drawn (and to the extent that LIBOR is in excess of the floor rate of our Senior Secured Credit Facilities), each 0.125% change in interest rates would result in a $1.0 million change in annual interest expense on the indebtedness under our Senior Secured Credit Facilities.

In March 2014, we entered into forward interest rate swap and floor contracts effectively converting the interest ratio on $100.0 million of borrowings under the Senior Secured Credit Facilities from a floating to a fixed rate in order to reduce interest rate volatility. The contracts have effective dates of December 31, 2015. Any swaps we enter into have costs associated with them and may not fully or effectively mitigate our interest rate risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Interest Rate Swap and Floor” in this prospectus for additional details regarding these instruments.

The covenants in our Senior Secured Credit Facilities impose restrictions that may limit our operating and financial flexibility.

Our Senior Secured Credit Facilities contain a number of significant restrictions and covenants that limit our ability, among other things, to:

•	incur additional indebtedness;
•	pay dividends or distributions on our capital stock or repurchase or redeem our capital stock;
•	prepay, redeem or repurchase specified indebtedness;
•	create certain liens;
•	sell, transfer or otherwise convey certain assets;
•	make certain investments;
•	create dividend or other payment restrictions affecting subsidiaries;
•	engage in transactions with affiliates;
•	create unrestricted subsidiaries;
•	consolidate, merge or transfer all or substantially all of our assets or the assets of our subsidiaries;
•	enter into agreements containing certain prohibitions affecting us or our subsidiaries; and
•	enter into new lines of business.

In addition, the Revolving Credit Facility contains a financial covenant requiring us to comply with a 6.00 to 1.00 total first lien net secured leverage ratio test. This financial covenant is tested quarterly if the aggregate amount of revolving loans, swingline loans and letters of credit outstanding under the Revolving Credit Facility (net of up to $5.0 million of outstanding letters of credit) exceeds 25% of the total commitments thereunder.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand and pursue our business strategies and otherwise conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot assure you that we will be able to comply with such covenants. These restrictions also limit our ability to obtain future financings to withstand a future downturn in our business or the economy in general. In addition, complying with these covenants may also cause us to take actions that may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

A breach of any covenant in our Senior Secured Credit Facilities or the agreements and indentures governing any other indebtedness that we may have outstanding from time to time would result in a default under that agreement or indenture after any applicable grace periods. A default, if not waived, could result in acceleration of the debt outstanding under the agreement and in a default with respect to, and an acceleration of, the debt outstanding under other debt agreements. If that occurs, we may not be able to make all of the required payments or borrow sufficient funds to refinance such debt. Even if new financing were available at that time, it may not be on terms that are acceptable to us or terms as favorable as our current agreements. If our debt is in default for any reason, our business, results of operations and financial condition could be materially and adversely affected.

Risks Relating to this Offering and Ownership of Our Class A Common Stock

There is no existing market for our Class A Common Stock, and we do not know if one will develop to provide you with adequate liquidity to sell our Class A Common Stock at prices equal to or greater than the price you paid in this offering.

Prior to this offering, there has not been a public market for our Class A Common Stock. Although we intend to apply to list our Class A Common Stock on the                , if an active trading market for our Class A Common Stock does not develop following this offering, you may not be able to sell your shares quickly or at or above the initial public offering price. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market, and the value of our Class A Common Stock may decrease from the initial public offering price.

The market price of our Class A Common Stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our Class A Common Stock could be volatile, and you could lose all or part of your investment. The following factors, in addition to other factors including those described in this “Risk Factors” section and elsewhere in this prospectus, may have a significant impact on the market price of our Class A Common Stock:

•	negative trends in global economic conditions and/or activity levels in our industry sectors;
•	changes in consumer needs, expectations or trends;
•	our ability to implement our business strategy;
•	our ability to complete and integrate new acquisitions;
•	actual or anticipated fluctuations in our quarterly or annual operating results;
•	trading volume of our Class A Common Stock;
•	sales of our Class A Common Stock by us, our executive officers and directors or our stockholders (including certain affiliates of Onex) in the future; and
•	general economic and market conditions and overall fluctuations in the U.S. equity markets.

In addition, broad market and industry factors may negatively affect the market price of our Class A Common Stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. We are exposed to the impact of any global or domestic economic disruption, including any potential impact of the vote by the United Kingdom to exit the European Union, commonly referred to as “Brexit.” Furthermore, the stock market has experienced extreme volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations. Any adverse determination in litigation could also subject us to significant liabilities.

The interests of our controlling stockholder may conflict with your interests.

Upon completion of this offering, Onex will own              shares of our Class B Common Stock. Our Class A Common Stock has one vote per share, while our Class B Common Stock has ten votes per share on all matters to be voted on by our stockholders. After this offering, Onex will control approximately       % of the combined voting

power of our outstanding common stock. Accordingly, and for so long as Onex continues to hold Class B Common Stock that represents at least 10% of the total number of shares of common stock outstanding, Onex will exercise a controlling influence over our business and affairs and will have the power to determine all matters submitted to a vote of our stockholders, including the election of directors and approval of significant corporate transactions such as amendments to our certificate of incorporation, mergers and the sale of all or substantially all of our assets. Onex could cause corporate actions to be taken that conflict with the interests of our other stockholders. This concentration of voting power could have the effect of deterring or preventing a change in control transaction that might otherwise be beneficial to our stockholders. See “Principal Shareholders” and “Description of Capital Stock.”

Our directors who have relationships with Onex may have conflicts of interest with respect to matters involving us.

Following this offering,           of our        directors will be affiliated with Onex. These persons will have fiduciary duties to both us and Onex. As a result, they may have real or apparent conflicts of interest on matters affecting both us and Onex, which in some circumstances may have interests adverse to ours. Onex is in the business of making or advising on investments in companies and may hold, and may from time to time in the future acquire, interests in, or provide advice to, businesses that directly or indirectly compete with certain portions of our business or that are suppliers or customers of ours. In addition, as a result of Onex’ ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and Onex including potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters.

In addition, as described below under “Description of Capital Stock”, our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to us, to Onex or certain related parties or any of our directors who are employees of Onex or its affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers. To the extent they invest in such other businesses, Onex may have differing interests than our other stockholders.

We are a “controlled company” within the meaning of the rules of the           and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Following the consummation of this offering, we expect that Onex will continue to control a majority of the combined voting power of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the              corporate governance standards. A company of which more than 50% of the combined voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the rules of the              and may elect not to comply with certain corporate governance requirements of the             , including:

•	the requirement that a majority of our board consist of independent directors;
•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors;
•	the requirement that we have a compensation committee that is composed entirely of independent directors; and
•	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Following this offering, we intend to rely on all of the exemptions listed above. Accordingly, we will not have a majority of independent directors and our nominating and corporate governance and compensation committees will not consist entirely of independent directors. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the          .

In addition, on June 20, 2012, the SEC adopted Rule 10C-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to implement provisions of the Dodd-Frank Act pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The national securities exchanges have since adopted amendments to their existing listing standards to comply with provisions of Rule 10C-1, and on January 11, 2013, the SEC approved such amendments. The amended listing standards require, among others, that

•	compensation committees be composed of fully independent directors, as determined pursuant to new and existing independence requirements;
•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisers; and
•	compensation committees are required to consider, when engaging compensation consultants, legal counsel or other advisers, certain independence factors, including factors that examine the relationship between the consultant or adviser’s employer and us.

As a “controlled company”, we will not be subject to these compensation committee independence requirements, and accordingly, you will not have the same protections afforded to stockholders of companies that are subject to these compensation committee independence requirements.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our Class A Common Stock less attractive to investors.

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

•	be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;
•	be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Customer Protection Act (the “Dodd-Frank Act”);
•	be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act; and
•	be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on the financial statements.

We currently intend to take advantage of each of the exemptions described above. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 107(b) of the JOBS Act. We could be an emerging growth company for up to five years after this offering. We cannot predict if investors will find our Class A Common Stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our Class A Common Stock.

We will incur increased costs as a result of becoming a public company and in the administration of our organizational structure.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC. Following the completion of this offering, we will incur ongoing periodic expenses in connection with the administration of our organizational structure. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our expenses related to insurance, legal, accounting, financial and compliance activities, as well as other expenses not currently incurred, and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A Common Stock, fines, sanctions and other regulatory action and potentially civil litigation.

We previously identified a material weakness in our internal control over financial reporting. If we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls over financial reporting in the future, our ability to prevent or detect a material misstatement in our financial statements could be adversely affected.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. In the period ended June 30, 2014, our management identified a material weakness related to the calculation of deferred tax liabilities which resulted in our recording of an out-of-period adjustment. This material weakness was remediated in 2015.

While we believe that this previously identified material weakness has been remediated, if other material weaknesses or other deficiencies arise in the future, there may be a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis, which could cause our reported financial results to be materially misstated and require restatement.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes- Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

As a private company, we do not currently have any internal audit function. To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A Common Stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to capital markets.

Investors purchasing Class A Common Stock in this offering will experience immediate and substantial dilution.

If you purchase shares of our Class A Common Stock in this offering, you will incur immediate and substantial dilution in the book value of your stock, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Accordingly, investors purchasing Class A Common Stock in this offering will experience immediate and substantial dilution of $          per share (assuming an initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus). In addition, we have outstanding options to acquire common stock at prices significantly below the initial public offering price, and when these outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their option to purchase additional shares, or if we issue additional equity securities in the future, investors purchasing Class A Common Stock in this offering will experience additional dilution. As a result of this dilution, investors purchasing Class A Common Stock in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation. For more information, see “Dilution.”

Sales, or the potential for sales, of shares of our Class A Common Stock in the public market by us or our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our Class A Common Stock in the public market after this offering could materially adversely affect the prevailing market price of our Class A Common Stock. The perception that such sales could occur could also depress the market price of our Class A Common Stock. Upon completion of this offering, we will have           shares of Class A Common Stock and           shares of Class B Common Stock outstanding. Of these securities, the shares of Class A Common Stock offered pursuant to this offering will be freely tradable without restriction or further registration under federal securities laws, except to the extent shares are purchased in the offering by our affiliates. The           shares of Class B Common Stock and any Class A Common Stock owned by our officers, directors and affiliates, as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”), are “restricted securities” under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In connection with this offering, we, each of our directors and executive officers and Onex have entered into lock-up agreements that prevent the sale of shares of our Class A Common Stock (including shares issuable upon the conversion of our Class B Common Stock) for up to 180 days after the date of this prospectus, subject to waiver by                . Following the expiration of the lock-up period, Onex will have the right, subject to certain conditions, to require us to register the sale of shares of Class A Common Stock, including the shares of our Class A Common Stock issuable upon conversion of our Class B Common Stock, under the federal securities laws. If this right is exercised, holders of all shares subject to a registration rights agreement will be entitled to participate in such registration. By exercising their registration rights, and selling a large number of shares, these holders could cause the prevailing market price of our Class A Common Stock to decline. Approximately           shares of our Class A Common Stock (including shares issuable upon the conversion of our Class B Common Stock) will be subject to a registration rights agreement upon completion of this offering. See “Shares Eligible For Future Sale.” In addition, shares issued or issuable upon exercise of options will be eligible for sale from time to time.

If a trading market develops for our Class A Common Stock, our employees, officers and directors may elect to sell shares of our Class A Common Stock, including shares issuable upon the conversion of their shares of our Class B Common Stock, in the market. Sales of a substantial number of shares of our Class A Common Stock in the public market after this offering could depress the market price of our Class A Common Stock and impair our ability to raise capital through the sale of additional equity securities.

In the future, we may issue securities to raise cash for acquisitions or otherwise. We may also acquire interests in other companies by using a combination of cash and our Class A Common Stock or just our Class A Common Stock. We may also issue securities convertible into our Class A Common Stock. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our Class A Common Stock.

Our management will have broad discretion in the use of the net proceeds from this offering and may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the use of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds”, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. We intend to use the net proceeds from this offering to repay a portion of the borrowings outstanding under the Term Loan Facility, with the balance, if any, for working capital and general corporate purposes. We may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds and we cannot assure you that the proceeds will be used in a manner which you and the other investors in this offering would approve. Pending their use, we may invest the balance of the net proceeds from this offering after the repayment of borrowings outstanding under the Term Loan Facility in short-term, investment-grade, interest-bearing instruments and U.S. government securities. These investments may not yield a favorable return to our stockholders.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could decline.

The trading market for our Class A Common Stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

After completion of this offering, we intend to pay cash dividends on our common stock, subject to the discretion of our board of directors and our compliance with applicable law, and depending on, among other things, our results of operations, capital requirements, financial condition, contractual restrictions, restrictions in our debt agreements and in any equity securities, business prospects and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we expect to pay dividends, if any, only from funds we receive from our subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. Certain of our existing agreements governing indebtedness, including our Senior Secured Credit Facilities, restrict our ability to pay dividends on our common stock. We expect that any future agreements governing indebtedness will contain similar restrictions. For more information, see “Dividend Policy” and “Description of Senior Secured Credit Facilities.”

Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash in our business or repaying debt, we risk, among other things, slowing the pace of our growth and having insufficient cash to fund our operations or unanticipated capital expenditures or limiting our ability to incur additional borrowings.

Although we expect to pay dividends according to our dividend policy, we may not pay dividends according to our policy, or at all, if, among other things, we do not have the cash necessary to pay our intended dividends. The declaration and payment of dividends will be determined at the discretion of our board of directors, acting in compliance with applicable law and contractual restrictions.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective following the closing of this offering, as well as provisions of the Delaware General Corporation Law (the “DGCL”), could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	authorize the issuance of blank check preferred stock that our board of directors could issue in order to increase the number of outstanding shares and discourage a takeover attempt;
•	divide our board of directors into three classes with staggered three-year terms;
•	limit the ability of stockholders to remove directors only “for cause” if Onex ceases to own more than 50% of the voting power of all our outstanding Class A Common Stock and Class B Common Stock;
•	prohibit our stockholders from calling a special meeting of stockholders if Onex ceases to own more than 50% of the voting power of all our outstanding Class A Common Stock and Class B Common Stock;
•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders, if Onex ceases to own more than 50% of the voting power of all our outstanding Class A Common Stock and Class B Common Stock;

•	provide that our board of directors is expressly authorized to adopt, alter, or repeal our bylaws;
•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
•	require the approval of holders of at least two-thirds of the outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation if Onex ceases to own more than 50% of the voting power of all our outstanding Class A Common Stock and Class B Common Stock.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, unless we consent to an alternative forum, that the Court of Chancery of the State of Delaware shall be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Because we are a holding company with no operations of our own, we rely on dividends, distributions, and transfers of funds from our subsidiaries.

We are a holding company that conducts all of our operations through subsidiaries. Consequently, we rely on dividends or advances from our subsidiaries. The ability of such subsidiaries to pay dividends to us is subject to applicable local law and may be limited due to terms of other contractual arrangements, including our indebtedness. See “Description of Senior Secured Credit Facilities.” Such laws and restrictions would restrict our ability to continue operations. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “seek”, or “should”, or the negative thereof or other variations thereon or comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this prospectus under the headings “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements, or could affect our share price. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	general economic conditions;
•	reputation of a trade show’s brand;
•	our ability to secure desirable dates and locations for our trade shows;
•	disruptions in global or local travel conditions or terrorist actions and communicable diseases;
•	ability to monitor and respond to changing market trends;
•	the failure to attract high-quality exhibitors and attendees;
•	competition from existing operators or new competitors;
•	our top five trade shows generate a significant portion of our revenues;
•	risks associated with our acquisition strategy;
•	the effect of shifts in marketing and advertising budgets to online initiatives;
•	our ability to retain our senior management team and our reliance on key full-time employees;
•	the use of third party agents whom we do not control;
•	our and our exhibitors’ reliance on a limited number of outside contractors;
•	our relationships with industry associations;
•	that we do not own certain of the trade shows that we operate;
•	the infringement or invalidation of proprietary rights;
•	disruption of our information technology systems;
•	the failure to maintain the integrity or confidentiality of employee or customer data;
•	risks and costs associated with new trade show launches;
•	risks associated with event cancellations or interruptions;
•	risks associated with material litigation;
•	our potential inability to utilize tax benefits associated with our favorable tax attributes;
•	risks associated with previously identified or future material weaknesses; and
•	other factors beyond our control.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations, financial condition, and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition, and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of shares of Class A Common Stock in this offering will be approximately $       million, based on the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of Class A Common Stock from us is exercised in full, we estimate that we will receive additional net proceeds of approximately $       million.

The principal purposes of this offering are to reduce our financial leverage, increase our capitalization and financial flexibility, create a public market for our Class A Common Stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds that we receive from this offering to repay approximately $       million of borrowings outstanding under the Term Loan Facility, with the balance, if any, for working capital and other general corporate purposes. We may also use a portion of the net proceeds to invest in or acquire complementary businesses or other assets.

On October 28, 2016, we borrowed $200.0 million of incremental term loans under the Term Loan Facility and we fully redeemed all $200.0 million in aggregate principal amount of our Senior Notes with the proceeds of the incremental term loans, cash on hand and proceeds of an $8.0 million borrowing under the Revolving Credit Facility. The Senior Notes were redeemed at a price of 104.50%. As of October 31, 2016, we had $715.5 million of borrowings outstanding under the Term Loan Facilities, which currently bear interest at a rate of 4.75%. The Term Loan Facility matures on June 17, 2020.

Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share of Class A Common Stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming the number of shares of Class A Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of Class A Common Stock sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming an initial public offering price of $       per share of Class A Common Stock, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

After completion of this offering, we intend to pay quarterly cash dividends on our common stock, subject to the discretion of our board of directors and depending upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant. We expect to pay dividends in an aggregate amount of approximately $          million on an annual basis, which amount may be changed or terminated in the future at any time and for any reason without advance notice.

Our business is conducted through our subsidiaries. Dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. In addition, the covenants in the agreements governing our existing indebtedness, including the Senior Secured Credit Facilities, significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See “Description of Senior Secured Credit Facilities”, “Risk Factors—Risks Relating to our Business—We are a holding company with no operations of our own, and we depend on our subsidiaries for cash” and “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.”

We did not declare or pay any dividends on our common stock in 2014 or 2015 or in the nine months ended September 30, 2016.

CAPITALIZATION

The following table sets forth our cash and our consolidated capitalization as of September 30, 2016:

•	on an actual basis;
•	on an as adjusted basis giving effect to our issuance and sale of shares of our Class A Common Stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the intended use of the net proceeds to us to repay $ million of borrowings outstanding under our Term Loan Facility.

You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2016
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$35,317	$

Long-term indebtedness (including current portion):
Revolving Credit Facility(2)	$—	$
Term Loan Facility(2)	504,065
Senior Notes(2)	196,172
Total debt	$700,237	$

Shareholders’ equity:
Common stock, par value $0.01 per share; 700,000 shares authorized, 494,882 shares issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	$5	$
Class A Common Stock, par value $0.01 per share; no shares authorized, issued and outstanding actual; shares issued and outstanding, as adjusted(3)	—
Class B Common Stock, par value $0.01 per share; no shares authorized, issued and outstanding actual; shares issued and outstanding, as adjusted(3)	—
Additional paid-in capital	510,358
Retained earnings (deficit)	40,881
Total shareholders’ equity	551,244
Total capitalization	$1,251,481	$
(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in-capital, total shareholders’ equity and total capitalization by approximately $ million, assuming the number of shares of Class A Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of Class A Common Stock sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in-capital, total shareholders’ equity and total capitalization by approximately $ million, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Amounts shown under the Term Loan Facility are net of unamortized deferred financing fees of $5.7 million and unamortized original issue discount of $5.8 million, and with respect to the Senior Notes are net of unamortized deferred financing fees of $3.8 million. On October 28, 2016, we borrowed $200.0 million of incremental term loans under the Term Loan Facility, and we fully redeemed all $200.0 million in aggregate principal amount of our Senior Notes with the proceeds of the incremental term loans, cash on hand and proceeds of an $8.0 million borrowing under the Revolving Credit Facility. As of October 31, 2016, we had total indebtedness of $723.5 million, consisting of $715.5 million of borrowings under the Term Loan Facility and $8.0 million of borrowings under the Revolving Credit Facility, with $91.4 million in additional borrowing capacity (after giving effect to $0.6 million letters of credit outstanding).
(3)	As adjusted, reflects a -for-1 stock split of our common stock and a reclassification of all then-outstanding shares into Class B Common Stock that occurred on , .

DILUTION

If you purchase any of the shares of Class A Common Stock offered by this prospectus, you will experience dilution to the extent of the difference between the offering price per share of Class A Common Stock that you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value (deficit) as of September 30, 2016 was $         , or $         per share of common stock. Net tangible book value (deficit) per share is determined by dividing our net tangible book value (deficit), which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Tangible assets represent total assets excluding goodwill and other intangible assets. Dilution in net tangible book value (deficit) per share represents the difference between the amount per share paid by purchasers of shares of our Class A Common Stock in this offering and the pro forma net tangible book value per share of our common stock immediately afterwards.

After giving effect to our sale of          shares of Class A Common Stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, our pro forma net tangible book value at September 30, 2016 would have been approximately $         , or $         per share of our common stock. This represents an immediate increase in net tangible book value (deficit) of $          per share to our existing stockholders and an immediate dilution of $         per share to new investors purchasing shares of Class A Common Stock in this offering.

The following tables illustrate this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share	$
Increase per share attributable to this offering
Pro forma net tangible book value (deficit) per share after this offering
Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, would affect our net pro forma tangible book value after this offering by approximately $          , the pro forma net tangible book value per share after this offering by $          per share, and the dilution per common share to new investors by $          per share, assuming the number of shares of Class A Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting commissions and discounts and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of Class A Common Stock sold in this offering, as set forth on the cover page of this prospectus, would affect our net pro forma tangible book value after this offering by approximately $         , the pro forma net tangible book value per share after this offering by $          per share, and the dilution per share of Class A Common Stock to new investors by $          per share, assuming an initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting commissions and discounts and estimated offering expenses payable by us.

The following table summarizes, as of September 30, 2016, on a pro forma basis, the number of shares of Class A Common Stock purchased or to be purchased from us, the total consideration paid or to be paid to us and the average price per share of common stock paid or to be paid by existing stockholders (giving effect to new investors purchasing shares of Class A Common Stock in this offering), before deducting the underwriting commissions and discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
(dollars in thousands, except share and per share data)
	Number	Percent	Amount	Percent
Existing stockholders
New investors
Total

Each $1.00 increase (decrease) in the assumed initial offering price of $      per share of Class A Common Stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $      , $      , and $            per share, respectively, assuming the number of shares of Class A Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of Class A Common Stock sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $      , $      , and $         per share, respectively, assuming an initial public offering price of $         per share of Class A Common Stock, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of our Class A Common Stock in this offering, the pro forma net tangible book value per share would be $            per share of common stock and the dilution to new investors in this offering would be $          per share. If the underwriters exercise such option in full, the number of shares held by new investors will increase to approximately                 shares of our Class A Common Stock, or approximately           % of the total number of shares of our common stock outstanding after this offering. The number of shares of our common stock to be outstanding immediately following this offering set forth above excludes:

•	shares of Class A Common Stock issuable upon the exercise of options outstanding under our existing stock incentive plan as of , at a weighted average exercise price of $ per share; and
•	shares of Class A Common Stock reserved for future issuance under the new omnibus incentive plan that we intend to adopt in connection with this offering.

To the extent any options are granted and exercised in the future, there may be additional economic dilution to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents consolidated financial data for the periods and at the dates indicated. The selected consolidated financial data as of and for the year ended December 31, 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 have been derived from our unaudited condensed consolidated financial statements included in this prospectus. We have prepared our unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements, and our unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments necessary for a fair statement of the operating results and our financial condition for such periods and as of such dates. The results of operations for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

The following information should be read in conjunction with “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and our consolidated financial statements and related accompanying notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2016(1)	2015(1)	2015(1)
	(in thousands, except share and per share data)
Statement of income and comprehensive income data:
Revenue	$293,296	$280,764	$306,407
Cost of revenues	75,040	75,938	83,448
Selling, general and administrative expense(2)	74,178	73,529	93,051
Depreciation and amortization expense	29,827	28,716	39,072
Intangible asset impairment charge(3)	—	—	8,946
Operating income	114,251	102,581	81,890
Interest expense	38,235	39,830	51,937
Income before income taxes	76,016	62,751	29,953
Provision for income taxes	29,783	24,515	10,330
Net income and comprehensive income	$46,233	$38,236	$19,623

Net income per share attributable to common shareholders
Basic	$93.42	$77.28	$39.66
Diluted	$91.44	$76.54	$39.24
Weighted average common shares outstanding
Basic	494,873	494,771	494,773
Diluted	505,607	499,552	500,130

Statement of cash flows data:
Net cash provided by operating activities	$77,001	$60,876	$87,778
Net cash (used in) investing activities	(18,710)	(52,759)	(87,022)
Net cash (used in) financing activities	(39,235)	(24,725)	(26,300)

	As of September 30,	As of December 31,
	2016(1)	2015(1)
	(dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$35,317	$16,261
Total assets(4)	1,572,481	1,538,095
Total debt(5)	700,237	731,598
Total liabilities	1,021,237	1,035,563
(1)	Financial data for the nine months ended September 30, 2016 includes the results of IGES and Collective, since their acquisitions on August 1, 2016 and August 8, 2016, respectively. Financial data for the nine months ended September 30, 2015 includes the results of HCD Group and Pizza Group since their acquisitions, HCD Group on February 27, 2015 and Pizza Group on March 3, 2015. Financial data for the year ended December 31, 2015 includes the results of HCD Group and Pizza Group, and HOW and Fastener Expo since their acquisitions on October 14, 2015 and November 12, 2015, respectively.
(2)	Selling, general and administrative expenses for the nine months ended September 30, 2016 and 2015 and the year ended December 31, 2015 included $4.3 million, $4.7 million and $5.1 million, respectively, in acquisition-related transaction, transition and integration costs, including legal and advisory fees. Also included in selling, general and administrative expenses for the nine months ended September 30, 2016 and 2015 and the year ended December 31, 2015 were stock-based compensation expenses of $2.3 million, $4.0 million and $5.0 million, respectively.
(3)	The intangible asset impairment charge for the year ended December 31, 2015 was recorded to align the carrying value of indefinite-lived intangible assets with their implied fair value. No other impairment charges were recorded in 2015 including in connection with our annual test of goodwill for the year ended December 31, 2015.
(4)	As of September 30, 2016, total assets included goodwill of $901.4 million and other intangible assets, net, of $537.4 million. As of December 31, 2015, total assets included goodwill of $890.3 million and other intangible assets, net, of $559.4 million.
(5)	As of September 30, 2016, total debt of $700.2 million included $504.1 million of borrowing outstanding under the Term Loan Facility, net of unamortized deferred financing fees of $5.7 million and unamortized original issue discount of $5.8 million, and $196.2 million representing the aggregate principal amount outstanding of the Senior Notes, net of unamortized deferred financing fees of $3.8 million. As of December 31, 2015, total debt of $731.6 million included $535.9 million of borrowing outstanding under the Term Loan Facility, net of unamortized deferred financing fees of $7.1 million and unamortized original issue discount of $7.2 million, and $195.7 million in aggregate principal amount of the Senior Notes, net of unamortized deferred financing fees of $4.3 million. On October 28, 2016, we borrowed $200.0 million of incremental term loans under the Term Loan Facility and redeemed all of the Senior Notes. See “Summary—Recent Developments.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview and Background

We are the largest operator of business-to-business (“B2B”) trade shows in the United States, with some of our trade shows dating back over 110 years. We currently operate more than 50 trade shows, including 30 of the top 250 trade shows in the country as ranked by TSNN, as well as numerous other events. In 2015, our events connected over 500,000 global attendees and exhibitors and occupied over 6.5 million NSF of exhibition space. We have been recognized with many awards and accolades that reflect our industry leadership as well as the importance of our shows to the exhibitors and attendees we serve.

Formerly the consolidated trade show assets of Miller Freeman and Verenigde Nederlandse Uitgeverijen (“VNU”), we were carved out of The Nielsen Company and acquired by Onex in 2013, and rebranded under the name Emerald Expositions as a standalone platform. Since the Onex Acquisition, we have grown our business both organically and through strategic acquisitions in existing and new verticals. Our first and largest acquisition as a standalone company was George Little Management (“GLM”) in 2014 and we have completed nine additional tuck-in acquisitions since then to broaden our event portfolio and solidify our position as the largest U.S. trade show organizer. In recent years, we have continued to enhance our business by expanding our base of international exhibitors and attendees.

Our mission is to deliver value to our exhibitors and attendees by producing highly-relevant, industry-leading events that enhance the productivity of an industry’s participants and facilitate interaction between its most influential stakeholders on a regular, scheduled basis. We currently operate trade shows within several diverse industry sectors including Gift, Home & General Merchandise; Sports; Design & Construction; Jewelry; Technology; and others including Photography, Food, Healthcare, Industrial and Military.

Acquisitions

We are focused on growing our national footprint through the acquisition of high-quality events that are leaders in their specific industry verticals. Since the Onex Acquisition in June 2013, we have completed the following 11 strategic acquisitions, with purchase prices, excluding the $335 million acquisition of GLM, ranging from approximately $5 million to approximately $28 million, and pre-acquisition revenues ranging from approximately $1 million to approximately $8 million. The 11 acquisitions we have completed are described as follows:

•	GLM — Prior to its acquisition by Emerald Expositions in January 2014, GLM operated approximately 20 trade shows, including four of the largest 100 trade shows in the United States according to TSE. These trade shows serve industries as diverse as home furnishings, home textiles, stationery and paper products, giftware, tabletop, gourmet housewares, contemporary furniture and interiors, art & design, antiques & jewelry, fashion, board sports & resort lifestyle and eCommerce, and include the well-known NY NOW and Surf Expo brands. The acquisition of GLM substantially increased the scale and breadth of Emerald Expositions’ trade show portfolio.
•	Healthcare Design Conference and Expo, Healthcare Design Magazine, Environments for Aging and Construction SuperConference (collectively, “HCD Group”) — On February 27, 2015, we acquired these brands, which were previously operated by the Healthcare Media division of Vendome Group. Healthcare Design Conference and Expo is the industry’s best attended and most respected trade show/conference primarily focused on evidence-based design for healthcare facilities. In addition to the annual trade show and conference, the brand has a complementary magazine, Healthcare Design Magazine, education and sponsored events and an online presence that together engage the industry all year round. Environments for Aging is a complementary niche event within the broader healthcare vertical, focused on creating functional and attractive living environments that meet the needs of the aging population. Construction SuperConference is an event for lawyers providing services in commercial construction markets.

•	International Pizza Expo and Pizza Today magazine (“Pizza Group”) — On March 3, 2015, we acquired the International Pizza Expo, which was previously operated by Macfadden Communications Group. The International Pizza Expo is the largest trade show for independent pizzeria owners and operators in the United States, and Pizza Today is the partner magazine and leading publication in this industry. Operating in the $40 billion pizza restaurant industry, the International Pizza Expo ranks in the top 250 largest trade shows in the United States according to TSNN.
•	HOW Design Live (“HOW”) — On October 14, 2015, we acquired HOW, which was previously operated by F+W Media, Inc. HOW is the largest graphic design conference and expo in the nation, combining seven separate conferences into a single event focused on creativity, business and inspiration for graphic designers.
•	The National Industrial Fastener & Mill Supply Expo (“Fastener Expo”) — On November 12, 2015, we acquired Fastener Expo from the show’s co-founders. Fastener Expo brings together manufacturers and master distributors of industrial fasteners, precision formed parts, fastener machinery and tooling and other related products and services with distributors and sales agents in the distribution chain.
•	The International Gift Exposition in the Smokies and the Souvenir Super Show (“IGES”) — On August 1, 2016, we acquired IGES from M&M Gift Shows, LLC. IGES is the largest dedicated gathering of wholesale souvenir, resort and gift buyers in the United States.
•	The Swim Collective and Active Collective trade shows (“Collective”) — On August 8, 2016, we acquired Collective from the show’s founder. Swim Collective is the leading biannual swimwear trade show on the West Coast. Active Collective is recognized as the first activewear-only trade show and is a leader in this fast-growing industry vertical.
•	Digital Dealer Conference & Expo (“Digital Dealer”) — On October 11, 2016, we acquired Digital Dealer from its founder. As the leading semi-annual trade show focused on the retail automotive industry’s digital strategy and operations, Digital Dealer is the premier venue to explore the implementation of digital components by auto dealers to engage their automotive consumer. In conjunction with the acquisition, we also acquired Dealer Magazine, a complementary magazine for automotive dealerships and franchises.
•	National Pavement Expo (“NPE”) — On October 18, 2016, we acquired NPE, which was previously operated by AC Business Media. NPE is the largest trade show focused on paving and pavement maintenance.
•	RFID Journal LIVE! (“RFID LIVE!”) — On November 15, 2016, we acquired RFID LIVE! from its founder. RFID LIVE! is the largest trade show that focuses on RFID technologies used to identify, track and manage corporate assets and inventory across a wide range of industries.
•	American Craft Retailers Expo (“ACRE”) — On December 13, 2016, we acquired ACRE from its founder. ACRE is a wholesale craft exposition, consisting of two shows that take place annually in Las Vegas and Philadelphia.

Organic Growth Drivers

We are also focused on generating organic growth by understanding and leveraging the drivers for increased exhibitor and attendee participation at trade shows. Creating new opportunities for exhibitors to influence their market, engage with significant buyers, generate incremental sales and expand their brand’s awareness in their industry builds further demand for exhibit space and strengthens the value proposition of a trade show, generally allowing us to modestly increase booth space pricing annually across our portfolio. At the same time, our trade shows provide attendees with the opportunity to enhance their industry connectivity, develop relationships with targeted suppliers and distributors, discover new products, learn about new industry developments, celebrate their industry’s achievements and, in certain cases, obtain continuing professional education credits, which we believe increases their propensity to return and, consequently, drives high recurring participation among our exhibitors. By investing in and promoting these tangible and return-on-investment linked outcomes, we believe we will be able to continue to enhance the value proposition for our exhibitors and attendees alike, thereby driving strong demand and premium pricing for exhibit space, sponsorship opportunities and attendee registration.

Factors and Trends Affecting Our Business

There are a number of existing and developing factors and trends which impact the performance of our business, and the comparability of our results from year to year and from quarter to quarter, including:

•	Market Fragmentation — The trade show industry is highly fragmented with the four largest companies, including us, comprising only 9% of the wider U.S. market according to AMR. This has afforded us the opportunity to acquire other trade show businesses, a growth opportunity we expect to continue pursuing. These acquisitions may affect our growth trends, impacting the comparability of our financial results on a year-over-year basis.
•	Industry Sector Cyclicality and Overall Economic Environment — Our results of operations are correlated, in part, with the economic performance of the industry sectors that our trade shows serve, as well as the state of the overall economy.
•	Lag Time — As the majority of our exhibit space is sold during the year prior to each trade show, there is often a timing difference between changes in the economic conditions of an industry sector vertical and their effect on our results of operations. This lag time can result in a counter-cyclical impact on our results of operations.
•	Variability in Quarterly Results — Our business is seasonal, with trade show revenues typically reaching their highest levels during the first and third quarters of each calendar year, and their lowest level during the fourth quarter, entirely due to the timing of our trade shows. This seasonality is typical within the trade show industry. Since event revenue is recognized when a particular event is held, we may also experience fluctuations in quarterly revenue and cash flows based on the movement of annual trade show dates from one quarter to another. Our presentation of Adjusted EBITDA accounts for these quarterly movements and the timing of shows, where applicable.
•	Utilization of NOLs — As of September 30, 2016, we have approximately $60 million of federal NOLs. Subject to sufficient taxable income, we expect to fully utilize these NOLs in the year ending December 31, 2017. As a result, our cash taxes will likely increase in future years.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key indicators of the financial condition and operating performance of our business are revenues, cost of revenues, selling, general and administrative expenses, interest expense, depreciation and amortization, income taxes, Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow.

Revenues

We generate revenues primarily from selling trade show exhibit space to exhibitors on a per square foot basis. Other trade show revenue streams include sponsorship, fees for ancillary exhibition services and attendee registration fees. Additionally, we generate revenue through conferences, digital media and print publications that complement our trade shows.

Cost of Revenues

•	Decorating Expenses. We work with general service contractors to both set up communal areas of our trade shows and provide services to our exhibitors, who primarily contract directly with the general service contractors. We will usually select a single general service contractor for an entire show, although it is possible to bid out packages of work within a single show on a piecemeal basis to different task-specific specialists. Decorating expenses represented 24% of our cost of revenues and 6% of our total revenues for the year ended December 31, 2015.
•	Sponsorship Costs. We often enter into long-term sponsorship agreements with industry trade associations whereby the industry trade association endorses and markets the show to its members in exchange for a percentage of the show’s revenue. Sponsorship costs represented 19% of our cost of revenues and 5% of our total revenues for the year ended December 31, 2015.
•	Venue Costs. Venue costs represent rental costs for the venues, usually convention centers or hotels, where we host our trade shows. Given that convention centers are typically owned by local governments who have a vested interest in stimulating business activity in and attracting tourism to their cities, venue costs typically represent a small percentage of our total cost of revenues. Venue costs represented 16% of our cost of revenues and 4% of our total revenues for the year ended December 31, 2015.

•	Costs of Other Marketing Services. Costs of other marketing services represent paper, printing, postage, contributor and other costs related to digital media and print publications. Costs of other marketing services represented 6% of our cost of revenues and 2% of our total revenues for the year ended December 31, 2015.
•	Other Event-Related Expenses. Other event-related costs include temporary labor for services such as security, shuttle buses, speaker fees, food and beverage expenses and event cancellation insurance. Other event-related expenses represented 35% of our cost of revenues and 9% of our total revenues for the year ended December 31, 2015.

Selling, General and Administrative Expenses

•	Labor Costs. Labor costs represent the cost of employees who are involved in sales, marketing, planning and administrative activities. The actual on-site set-up of the events is contracted out to third-party vendors and is included in cost of revenues. Labor costs represented 60% of our selling, general and administrative expenses and 18% of our total revenues for the year ended December 31, 2015.
•	Miscellaneous Expenses. Miscellaneous expenses are comprised of a variety of other expenses, including advertising and marketing costs, promotion costs, credit card fees, travel expenses, printing costs, office supplies and office rental expense. Direct trade show costs are recorded in cost of revenues. All other costs are recorded in selling, general and administrative expenses. Miscellaneous expenses represented 39% of our selling, general and administrative expenses and 12% of our total revenues for the year ended December 31, 2015.
•	Management Fee. Since the Onex Acquisition, we have paid a $0.8 million annual management fee under the Services Agreement. See “Certain Relationships and Related Party Transactions—Relationships and Related Party Transactions—Management Agreement.” The management fee represented 1% of our selling, general and administrative expenses and less than 1% of our total revenues for the year ended December 31, 2015. The Services Agreement with Onex will be terminated in connection with this offering, and no ongoing management fee will be paid following our initial public offering.

Interest Expense

Interest expense relates primarily to our Senior Secured Credit Facilities and, prior to October 28, 2016, our Senior Notes. On October 28, 2016, we borrowed $200.0 million of incremental term loans under the Term Loan Facility, and we fully redeemed all $200.0 million in aggregate principal amount of our Senior Notes with the proceeds of the incremental term loans, cash on hand and proceeds of an $8.0 million borrowing under the Revolving Credit Facility.

Depreciation and Amortization

We have historically grown our business through acquisitions and, in doing so, have acquired significant intangible assets the value of some of which is amortized over time. These acquired intangible assets, unless determined to be indefinite-lived, are amortized over extended periods of seven to ten years from the date of each acquisition for GAAP reporting purposes, or fifteen years for tax purposes. This amortization expense reduces our taxable income. Depreciation expense relates to the property and equipment we own and represented less than 1% of our total revenues for the year ended December 31, 2015.

Income Taxes

Income tax expense consists of federal, state and local taxes based on income in the jurisdictions in which we operate.

As a result of federal NOL carryforwards, we do not anticipate significant cash obligations for federal income taxes in 2016 and 2017. Accordingly, our provision for income taxes consists of current cash taxes primarily related to federal alternative minimum taxes and taxes in states for which we do not have state net operating loss carryforwards. We also record deferred tax charges or benefits primarily associated with our utilization or generation of net operating loss carryforwards and book-to-tax difference related to amortization of goodwill, amortization of intangibles assets, depreciation, stock-based compensation charges and deferred financing costs.

Cash Flow Model

We have favorable cash flow characteristics, as described below (see “—Cash Flows”), as a result of our high profit margins, substantial favorable tax attributes, low capital expenditures and consistently negative working capital. Our working capital is negative as our current assets are consistently lower than our current liabilities. Current assets primarily include accounts receivable and prepaid expenses, while current liabilities primarily include accounts payable and deferred revenues. Cash received prior to an event is recorded as deferred revenue on our balance sheet and recognized in revenue upon completion of each trade show. The implication of having negative working capital is that changes in working capital represent a source of cash as our business grows.

The primary driver for our negative working capital is the sales cycle for a trade show, which typically begins during the prior show. In the interim period between the current show and the following show, we continue to sell to new and past exhibitors and collect payments on contracted exhibit space. We require exhibitors to pay in full in advance of each trade show, whereas the bulk of expenses are paid close to or after the show. Cash deposits start to be received as early as twelve months prior to a show taking place and virtually 100% of booth space revenues are typically received in cash one month prior to a show taking place. This highly efficient cash flow model, where revenue is received in advance of expenses to be paid, creates a working capital benefit.

Adjusted Free Cash Flow

In addition to net cash provided by operating activities presented in accordance with GAAP, we present Adjusted Free Cash Flow because we believe it assists investors and analysts in comparing our available liquidity across reporting periods on a consistent basis by excluding certain items that we do not believe are indicative of our core ability to generate cash from our business. Our presentation of Adjusted Free Cash Flow adjusts net cash provided by operating activities for deferred revenue adjustments; the Onex management fee; other items that management believes are not part of our core operations; the results of shows associated with acquisitions made during the period presented; NOL cash tax benefits; purchases of property and equipment and other assets and purchases of intangible assets.

We use Adjusted Free Cash Flow to evaluate the amount of cash generated by our business that, after the capital investment needed to maintain and grow our business, can be used for repayment of debt, payment of dividends and strategic opportunities, including investing in our business and strengthening our balance sheet. Adjusted Free Cash Flow excludes certain discrete items (including deferred revenue adjustments and transaction costs) in order to facilitate a period-over-period comparison of our liquidity. We believe that Adjusted Free Cash Flow enhances the understanding of the cash flows of our business for management, investors and creditors.

Adjusted Free Cash Flow is a supplemental non-GAAP financial measure of liquidity and is not based on any standardized methodology prescribed by GAAP. Adjusted Free Cash Flow should not be considered in isolation or as an alternative to net cash provided by operating activities or other measures determined in accordance with GAAP. Also, Adjusted Free Cash Flow is not necessarily comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow does not reflect mandatory payments on our indebtedness.

The most directly comparable GAAP measure to Adjusted Free Cash Flow is net cash provided by operating activities. For a reconciliation of Adjusted Free Cash Flow to net cash provided by operating activities, see footnote 9 to the table under the heading “Summary—Summary Consolidated Financial Data.”

Adjusted EBITDA

Adjusted EBITDA is a key measure of our performance. Adjusted EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization, stock-based compensation, deferred revenue adjustment, intangible asset impairment charge, unrealized loss on interest rate swap and floor, net, the Onex management fee, other items that management believes are not part of our core operations and the results of shows associated with acquisitions made during the period presented. We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management and our board of directors use Adjusted EBITDA to assess our financial performance and believe it is helpful in highlighting trends because it excludes the results of decisions that are outside the control of management, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments.

Under the Senior Secured Credit Facilities, our ability to engage in certain activities such as incurring additional indebtedness, making certain investments and paying certain dividends is tied to ratios based on Adjusted EBITDA (which is defined as “Consolidated EBITDA” in the credit agreement governing the Senior Secured Credit Facilities). Adjusted EBITDA is not defined under GAAP, and is subject to important limitations. We have included the calculations of Adjusted EBITDA for the periods presented. Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

The most directly comparable GAAP measure to Adjusted EBITDA is net income. For a reconciliation of Adjusted EBITDA to net income, see footnote 7 to the table under the heading “Summary—Summary Consolidated Financial Data.”

Adjusted Net Income

Adjusted Net Income is defined as net income before stock-based compensation; deferred revenue adjustment; intangible asset impairment charge; unrealized loss on interest rate swap and floor, net; the Onex management fee; other items that management believes are not part of our core operations; amortization of deferred financing fees and discount; amortization of (acquired) intangible assets; tax adjustments related to non-GAAP adjustments; income tax expense; cash paid for income taxes; and NOL cash tax benefit.

We use Adjusted Net Income as a supplemental metric to evaluate our business’s performance in a way that also considers our ability to generate profit without the impact of certain items. For example, it is useful to exclude stock-based compensation expenses because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business, and these expenses can vary significantly across periods due to timing of new stock-based awards. We also exclude the amortization of intangible assets and certain discrete costs, including deferred revenue adjustments, impairment charges and transaction costs (including professional fees and other expenses associated with acquisition activity) in order to facilitate a period-over-period comparison of the Company’s financial performance. This measure also reflects an adjustment for the difference between cash amounts paid in respect of taxes and the amount of tax recorded in accordance with GAAP. Each of the normal recurring adjustments and other adjustments described in this paragraph help management with a measure of our operating performance over time by removing items that are not related to day-to-day operations.

Adjusted Net Income is not defined under GAAP and is subject to important limitations. We have included the Calculation of Adjusted Net Income for the periods presented. Because not all companies use identical calculations, our presentation of Adjusted Net Income may not be comparable to other similarly titled measures used by other companies.

The most directly comparable GAAP measure to Adjusted Net Income is net income. For a reconciliation of Adjusted Net Income to net income, see footnote 8 to the table under the heading “Summary—Summary Consolidated Financial Data.”

Results of Operations

The tables in this section summarize key components of our results of operations for the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015
	(dollars in thousands)
Statement of income and comprehensive income data:
Revenues	$293,296	$280,764	$306,407
Cost of revenues	75,040	75,938	83,448
Selling, general and administrative expense	74,178	73,529	93,051
Depreciation and amortization expense	29,827	28,716	39,072
Intangible asset impairment charge	—	—	8,946
Operating income	114,251	102,581	81,890

Interest expense	38,235	39,830	51,937
Income before income taxes	76,016	62,751	29,953

Provision for income taxes	29,783	24,515	10,330
Net income and comprehensive income	$46,233	$38,236	$19,623

Other financial data:
Adjusted EBITDA(1)	$152,655	$145,557	$147,491
Adjusted Net Income(2)	$78,876	$66,480	$53,915
(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 7 to the table under the heading “Summary—Summary Consolidated Financial Data.”
(2)	Adjusted Net Income is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted Net Income, see footnote 8 to the table under the heading “Summary—Summary Consolidated Financial Data.”

Comparison of the Nine Months Ended September 30, 2016 to the Nine Months Ended September 30, 2015

	Nine Months Ended September 30,
	2016	2015	Variance $	Variance %
	(dollars in thousands)
Statement of income and comprehensive income data:
Revenues	$293,296	$280,764	$12,532	4.5%
Cost of revenues	75,040	75,938	(898)	(1.2)%
Selling, general and administrative expense	74,178	73,529	649	0.9%
Depreciation and amortization expense	29,827	28,716	1,111	3.9%
Operating income	114,251	102,581	11,670	11.4%
Interest expense	38,235	39,830	(1,595)	(4.0)%
Income before income taxes	76,016	62,751	13,265	21.1%
Provision for income taxes	29,783	24,515	5,268	21.5%
Net income and comprehensive income	$46,233	$38,236	$7,997	20.9%
Other financial data:
Adjusted EBITDA(1)	$152,655	$145,557	$7,098	4.9%
Adjusted Net Income(2)	$78,876	$66,480	$12,396	18.6%
(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 7 to the table under the heading “Summary—Summary Consolidated Financial Data.”
(2)	Adjusted Net Income is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted Net Income, see footnote 8 to the table under the heading “Summary—Summary Consolidated Financial Data.”

Revenues

Revenues of $293.3 million for the nine months ended September 30, 2016 increased $12.5 million, or 4.5%, from $280.8 million for the nine months ended September 30, 2015. The increase in revenues was attributable to organic trade show growth of $8.1 million, incremental contributions from acquisitions of $5.4 million, in large part related to the HOW acquisition, and growth in other events and other marketing services of $0.5 million. These additional revenues were partially offset by the loss of $1.5 million in revenues from discontinued events.

Our 3% organic trade show growth particularly reflected solid growth in the Gift, Home & General Merchandise and Sports industry sectors. This growth reflects strong volume demand in Gift, Home & General Merchandise, along with modest price increases, as well as volume and pricing increases in Sports.

Cost of Revenues

Cost of revenues of $75.0 million for the nine months ended September 30, 2016 were $0.9 million, or 1.2%, lower than the comparable period in the prior year. The decrease was primarily attributable to costs for shows completed in the nine months ended September 30, 2015 being higher than costs for comparable shows in 2016 and the incremental costs from acquired trade shows, partially offset by discontinued events.

Selling, General and Administrative Expense

Selling, general and administrative expenses of $74.2 million for the nine months ended September 30, 2016 were $0.6 million, or 0.9%, higher than the comparable period in the prior year. The increase was driven by $2.2 million in salary and benefits increases primarily related to the 2015 acquisitions and 2016 acquisitions, partially offset by a $1.6 million decrease in stock-based compensation related to the lower number of options granted recently when compared to prior periods.

Depreciation and Amortization Expense

Depreciation and amortization expense for the nine months ended September 30, 2016 increased $1.1 million, or 3.9%, from the nine months ended September 30, 2015. The increase was comprised of $1.5 million in additional intangible asset amortization related to intangible assets acquired in the 2015 and 2016 acquisitions offset by depreciation and software amortization decreases of $0.3 million and $0.1 million, respectively.

Interest Expense

Interest expense for the nine months ended September 30, 2016 of $38.2 million decreased by $1.6 million, or 4.0%, from the nine months ended September 30, 2015. The decrease was primarily due to a $1.0 million decrease in interest expense associated with the Term Loan Facility resulting from a lower average debt balance for the period as a result of applying our excess cash flows toward principal. In addition, there was a $0.8 million decrease in realized and unrealized loss on interest rate swap and floor, net.

Provision for Income Taxes

The provision for income taxes for the nine months ended September 30, 2016 increased $5.3 million, or 21.5%, from the comparable period in the prior year. The increase from the prior year period was primarily attributable to higher pretax income offset by the $0.7 million benefit related to a correction of error recorded in the second quarter of 2015. The adjustment related to an error in the calculation of certain state and local effective income tax rates. We have determined that this adjustment was not material to any prior annual or interim periods, and the resulting correction is not material to our annual results for 2015. For the nine months ended September 30, 2016 and 2015, we recorded provisions for income taxes of $29.8 million and $24.5 million, respectively, which resulted in effective tax rates of 39.2% and 39.1%. The differences between the statutory and effective tax rates are primarily attributable to the effects of state income taxes.

Net Income; Adjusted EBITDA

Net income for the nine months ended September 30, 2016 increased $8.0 million, or 20.9%, from the comparable period in the prior year. The increase was primarily attributable to contributions from acquisitions during 2015 and 2016 as well as organic growth. Adjusted EBITDA for the nine months ended September 30, 2016 increased $7.1 million, or 4.9%, from the comparable period in the prior year, primarily for the reasons described above.

Quarterly Results of Operations

The following table sets forth unaudited quarterly consolidated statements of operations data for each of the seven quarterly periods ended September 30, 2016. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our audited and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our operating results for a full year or any future period.

	Quarter Ended
	Sept. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015
Statement of income (loss) and comprehensive income (loss) data:	(dollars in thousands)
Revenues	$100,526	$64,974	$127,796	$25,643	$98,934	$60,796	$121,034
Cost of revenues	23,632	19,564	31,844	7,510	24,573	18,249	33,116
Selling, general and administrative expense	25,004	22,782	26,392	19,522	24,350	22,229	26,950
Depreciation and amortization expense	9,953	9,931	9,943	10,356	9,677	9,665	9,374
Intangible asset impairment charge	—	—	—	8,946	—	—	—
Operating income (loss)	41,937	12,697	59,617	(20,691)	40,334	10,653	51,594

Interest expense	11,940	13,260	13,035	12,107	13,266	13,148	13,416
Income (loss) before income taxes	29,997	(563)	46,582	(32,798)	27,068	(2,495)	38,178

Provision for (benefit from) income taxes	11,570	(193)	18,406	(14,185)	11,256	(1,676)	14,935
Net income (loss) and comprehensive income (loss)	$18,427	$(370)	$28,176	$(18,613)	$15,812	$(819)	$23,243

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, other commitments and contractual obligations. We consider liquidity in terms of cash flows from operations and their sufficiency to fund our operating and investing activities.

We expect to continue to finance our liquidity requirements through internally generated funds, the proceeds of this offering and borrowings under our Revolving Credit Facility. We believe that our projected cash flows generated from operations, together with the proceeds of this offering and borrowings under our Revolving Credit Facility are sufficient to fund our principal debt payments, interest expense, our working capital needs and our expected capital expenditures for the next twelve months. We currently anticipate incurring less than $2 million of capital expenditures during 2017. We may draw on our Revolving Credit Facility from time to time to fund or partially fund an acquisition.

In connection with the Onex Acquisition, we (i) issued $200.0 million in aggregate principal amount of the 9.000% Senior Notes due 2021 (the “Senior Notes”) and (ii) entered into the Senior Secured Credit Facilities, which originally consisted of (a) a seven-year $430.0 million senior secured term loan facility (the “Term Loan Facility”), scheduled to mature on June 17, 2020 and (b) a $90.0 million senior secured revolving credit facility (the “Revolving Credit Facility”), scheduled to mature on June 17, 2018 (together, the “Senior Secured Credit Facilities”). On January 15, 2014, Emerald Expositions Holding, Inc. (“EEH”) entered into an amendment to the Senior Secured Credit Facilities, to borrow an additional $200.0 million of term loans under the Term Loan Facility to fund a portion of the consideration for our acquisition of GLM. On July 21, 2014, EEH entered into a second amendment to the Senior Secured Credit Facilities to lower the Senior Secured Credit Facility’s interest rate and LIBOR floor rate. On October 28, 2016, EEH entered into a third amendment to the Senior Secured Credit Facilities to (i) borrow an additional $200.0 million of term loans under the Term Loan Facility to fund a portion of our redemption of the Senior Notes and (ii) increase commitments under the Revolving Credit Facility by $10.0 million to a total of $100.0 million. Our Senior Secured Credit Facilities also include an uncommitted incremental facility, which, subject to certain conditions, provides for additional term loans and/or revolving loans in an aggregate amount that does not cause our total first lien net leverage ratio to exceed 4.50 to 1.00 (calculated as the ratio of total first lien secured debt for borrowed money, capitalized lease obligations and purchase money debt (net of unrestricted cash and cash equivalents) to trailing four-quarter Consolidated EBITDA (as defined therein), plus an additional $100 million (of which $71.8 million remained available as of September 30, 2016).

As of October 31, 2016, we had total outstanding indebtedness of $723.5 million, consisting of $715.5 million of borrowings under the Term Loan Facility and $8.0 million of borrowings under the Revolving Credit Facility, with an additional $91.4 million available to borrow (after giving effect to $0.6 million letters of credit outstanding).

The Senior Secured Credit Facilities contain a number of covenants imposing certain restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions these covenants place on our business operations, including compliance with a fixed charge coverage ratio of 2.0 to 1.0, include limitations on our or our subsidiaries’ ability to:

•	incur or guarantee additional indebtedness;
•	make certain investments;
•	pay dividends or make distributions on our capital stock;
•	sell assets, including capital stock of restricted subsidiaries;
•	agree to payment restrictions affecting our restricted subsidiaries;
•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
•	enter into transactions with our affiliates;
•	incur liens; and
•	designate any of our subsidiaries as unrestricted subsidiaries.

As of September 30, 2016, we were in compliance with the covenants contained in the Senior Secured Credit Facilities.

Dividend Policy

After completion of this offering, we intend to pay quarterly cash dividends on our common stock, subject to the discretion of our board of directors and depending upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant. We expect to pay dividends in an aggregate amount of approximately $       million on an annual basis, which amount may be changed or terminated in the future at any time and for any reason without advance notice.

Our business is conducted through our subsidiaries. Dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. In addition, the covenants in the agreements governing our existing indebtedness, including the Senior Secured Credit Facilities, significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See “Description of Senior Secured Credit Facilities”, “Risk Factors—Risks Relating to our Business—We are a holding company with no operations of our own, and we depend on our subsidiaries for cash” and “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.”

We did not declare or pay any dividends on our common stock in 2014 or 2015 or in the nine months ended September 30, 2016.

Cash Flows

The following table summarizes the changes to our cash flows for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015
	(dollars in thousands)
Statement of Cash Flows Data
Net cash provided by operating activities	$77,001	$60,876	$87,778
Net cash (used in) investing activities	(18,710)	(52,759)	(87,022)
Net cash (used in) financing activities	(39,235)	(24,725)	(26,300)

Operating Activities

Operating activities consist primarily of net income adjusted for noncash items that include depreciation and amortization, deferred income taxes, amortization of deferred financing fees and debt discount, share-based compensation and intangible asset impairment charges, plus the effect of changes during the period in our working capital.

Net cash provided by operating activities for the nine months ended September 30, 2016 was $77.0 million, up $16.1 million, or 26.5%, from $60.9 million provided by operating activities during the comparable period in the prior year. Net income plus noncash items provided operating cash flows of $112.5 million and $98.4 million for the nine months ended September 30, 2016 and 2015, respectively. Changes in working capital used cash of $35.5 million and $37.5 million for the nine months ended September 30, 2016 and 2015, respectively.

Investing Activities

Investing activities consist of business acquisitions, investments in information technology and capital expenditures to furnish or upgrade our offices. We have minimal capital expenditure needs. Capital expenditures totaled $2.8 million in the fiscal year ended December 31, 2015 and $2.2 million and $2.3 million in the nine-month periods ended September, 30, 2016 and 2015, respectively.

Net cash used in investing activities for the nine months ended September 30, 2016 was $18.7 million compared to $52.8 million in the comparable period in the prior year. The decrease was due to reduced cash used during the nine months ended September 30, 2016 for acquisitions. In the first nine months of 2015, we completed two acquisitions for an aggregate cash consideration of $50.4 million. In the first nine months of 2016, our primary investing cash outflows consisted of $16.5 million for two acquisitions. See Note 3 in the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information with respect to the acquisitions.

Financing Activities

Financing activities primarily consist of borrowing and repayments on our debt to fund business acquisitions and our operations.

Net cash used in financing activities for the nine months ended September 30, 2016 was $39.2 million, comprised of a $30.0 million optional prepayment; $4.7 million in scheduled quarterly principal payments on the Term Loan Facility; the payment of $4.5 million related to the Fastener Expo acquisition, which closed in the fourth quarter of 2015; and a minor cash payment for repurchase of common stock, partially offset by proceeds from the sale of common stock to a new director. Net cash used in financing activities for the nine months ended September 30, 2015 consisted of an optional prepayment of $20.0 million and $4.7 million related to scheduled quarterly principal payments on the Term Loan Facility.

Adjusted Free Cash Flow

Adjusted Free Cash Flow for the nine months ended September 30, 2016 increased $14.6 million, or 30.6%, from the comparable period in the prior year.

Interest Rate Swap and Floor

In March 2014, we entered into forward interest rate swap and floor contracts with the Royal Bank of Canada, which modifies our exposure to interest rate risk by effectively converting $100.0 million of floating-rate borrowings under our Term Loan Facility to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. The swap agreement involves the receipt of floating rate amounts at three-month LIBOR in exchange for fixed rate interest payments at 2.705% over the life of the agreement without an exchange of the underlying principal amount of $100.0 million. When the three-month LIBOR rate drops below 1.25%, the interest rate floor contract requires us to make variable payments based on an underlying principal amount of $100.0 million and the differential between the three-month LIBOR rate and 1.25%. The interest rate swap and floor have an effective date of December 31, 2015 and are settled on the last business day of each month of March, June, September and December, beginning March 31, 2016 through December 31, 2018.

The interest rate swap and floor have not been designated as effective hedges for accounting purposes. Accordingly, we mark to market the interest rate swap and floor quarterly with the unrealized gain or loss recognized in unrealized net loss on interest swap and floor in our consolidated statements of income and comprehensive income, and the net liability included in accounts payable and other current liabilities and other noncurrent liabilities in the consolidated balance sheets.

For the year ended December 31, 2015, we recorded an unrealized net loss of $1.5 million on our interest rate swap and floor agreements within interest expense. The interest rate swap and floor contracts have been designated as Level 2 financial instruments. At December 31, 2015 the liability related to the swap and floor financial instruments was $3.0 million, with $1.5 million included in accounts payable and other current liabilities and $1.5 million included in other noncurrent liabilities on the consolidated balance sheet.

For the nine months ended September 30, 2016 and 2015, we recorded an unrealized loss of zero and $1.8 million on our interest rate swap and floor agreements, respectively. Due to the interest rate swap and floor agreements becoming effective in the first quarter of fiscal 2016, we incurred a realized loss of $1.1 million on the contracts during the nine months ended September 30, 2016.

Off-Balance Sheet Commitments

We are not party to, and do not typically enter into any, off-balance sheet arrangements.

Long-Term Debt

Senior Secured Credit Facilities

On June 17, 2013, EEH, Expo Event Midco, Inc. (“EEM”) and certain of EEH’s subsidiaries entered into senior secured credit facilities with a syndicate of lenders and Bank of America, N.A., as administrative agent. The Senior Secured Credit Facilities originally consisted of (i) a seven-year $430.0 million senior secured term loan facility, scheduled to mature on June 17, 2020 and (ii) a $90.0 million senior secured revolving credit facility, scheduled to mature on June 17, 2018. On January 15, 2014, EEH entered into an amendment to the Senior Secured Credit Facilities, to borrow an additional $200.0 million of term loans under the Term Loan Facility to fund a portion of the consideration for our acquisition of GLM. On July 21, 2014, EEH entered into a second amendment to the Senior Secured Credit Facilities to lower the interest rate and LIBOR floor rate. On October 28, 2016, EEH entered into a third amendment to the Senior Secured Credit Facilities to (i) borrow an additional $200.0 million of term loans under the Term Loan Facility to fund a portion of our redemption of the Senior Notes and (ii) increase commitments under the Revolving Credit Facility by $10.0 million to a total of $100.0 million.

Loans under the Senior Secured Credit Facilities bear interest at a rate equal to, at EEH’s option, either:

(a)	a base rate equal to the greatest of: (i) the administrative agent’s prime rate; (ii) the federal funds effective rate plus 50 basis points; (iii) one month LIBOR plus 1.00%; or (iv) in the case of the Term Loan, 2.00%, in each case; plus 2.75%; or
(b)	LIBOR (subject, in the case of the Term Loan, to a floor of 1.00%) plus 3.75%,

subject to a step-down for Revolving Credit Facility borrowings of 0.25% if EEH’s Total First Lien Net Leverage Ratio, as defined in the Senior Secured Credit Facilities, is less than or equal to 3.50 to 1.00.

Subject to certain customary exceptions and limitations, all obligations under the Senior Secured Credit Facilities are guaranteed by EEM and all of EEH’s direct and indirect wholly-owned domestic subsidiaries, and such obligations and the related guarantees are secured by a perfected first priority security interest in substantially all tangible and intangible assets owned by EEH or by any guarantor.

The Senior Secured Credit Facilities contain customary incurrence-based negative covenants, including limitations on indebtedness; limitations on liens; limitations on certain fundamental changes (including, without limitation, mergers, consolidations, liquidations and dissolutions); limitations on asset sales; limitations on dividends and other restricted payments; limitations on investments, loans and advances; limitations on guarantees and other contingent obligations; limitations on payments, repayments and modifications of subordinated indebtedness; limitations on transactions with affiliates; limitations on sale and leaseback transactions; limitations on changes in fiscal periods; limitations on agreements restricting liens and/or dividends; and limitations on changes in lines of business.

In addition, the Revolving Credit Facility contains a financial covenant requiring EEH to comply with a 6.00 to 1.00 total first lien net secured leverage ratio test. This financial covenant is tested quarterly only if the aggregate amount of revolving loans, swingline loans and letters of credit outstanding under the Revolving Credit Facility (net of up to $5.0 million of outstanding letters of credit) exceeds 25% of the total commitments thereunder.

Events of default under the Senior Secured Credit Facilities include, among others, nonpayment of principal when due; nonpayment of interest, fees or other amounts; cross-defaults; covenant defaults; material inaccuracy of representations and warranties; certain bankruptcy and insolvency events; material unsatisfied or unstayed judgments; certain ERISA events; change of control; or actual or asserted invalidity of any guarantee or security document.

As of September 30, 2016, we were in compliance with the terms of the Senior Secured Credit Facilities. See “Description of Senior Secured Credit Facilities.”

Senior Notes due 2021

On June 17, 2013, we issued $200.0 million aggregate principal amount of Senior Notes. The interest rate on the Senior Notes was 9.000% with interest payable semi-annually and all principal amounts due on June 15, 2021. On October 28, 2016, we borrowed $200.0 million of incremental term loans under the Term Loan Facility and we fully redeemed all $200.0 million in aggregate principal amount of our Senior Notes with the proceeds of the incremental term loans, cash on hand and proceeds of an $8.0 million borrowing under the Revolving Credit Facility. The Senior Notes were redeemed at a price of 104.50%. In connection with the extinguishment of the Senior Notes, we expensed $3.8 million in unamortized premium paid to the bondholders and bank fees.

Contractual Obligations and Commercial Commitments

The table below summarizes our contractual obligations as of December 31, 2015. The table (i) does not include the $0.8 million per annum management fee payable under our management agreement with Onex, which will be terminated upon the consummation of this offering, (ii) does not include principal or interest associated with our Revolving Credit Facility, (iii) assumes only the 2015 mandatory prepayment pursuant to the Term Loan Facility’s excess cash flow sweep and (iv) does not give effect to the $200.0 million of incremental term loan borrowings and the term loan repricing which occurred on October 28, 2016.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(dollars in thousands)
Contractual obligations(1)	$76,684	$28,294	$34,803	$13,587	$—
Long-term debt obligations	750,250	6,300	12,600	531,350	200,000
Operating lease obligations(2)	28,331	5,914	6,739	5,539	10,139
Interest on long-term debt obligations(3)	214,946	44,908	88,521	73,167	8,350
Totals:	$1,070,211	$85,416	$142,663	$623,643	$218,489
(1)	We have entered into certain contractual obligations to secure trade show venues. These agreements are not unilaterally cancelable by us, are legally enforceable and specify fixed or minimum amounts or quantities of goods or services at fixed or minimum prices.
(2)	We have entered into certain operating leases for real estate facilities. These agreements are not unilaterally cancellable by us, are legally enforceable and specify fixed or minimum amounts of rents payable at fixed or minimum prices.
(3)	Represents the interest expense on the Senior Notes through October 28, 2016 (the date on which the Senior Notes were redeemed) and interest expense on the Term Loan Facility using the interest rates in effect at December 31, 2015.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the appropriate application of certain accounting policies, some of which require us to make estimates and assumptions about future events and their impact on amounts reported in our consolidated financial statements. Since future events and their impact cannot be determined with absolute certainty, the actual results will inevitably differ from our estimates.

We believe the application of our accounting policies, and the estimates inherently required therein, are reasonable. Our accounting policies and estimates are reevaluated on an ongoing basis and adjustments are made when facts and circumstances dictate a change.

The policies and estimates discussed below involve the selection or application of alternative accounting policies that are material to our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. For instance, in 2015 a relatively minor change in our weighted average cost of capital and assured royalty rate was the primary driver of an $8.9 million intangible asset impairment charge.

Our accounting policies are more fully described in Note 2, “Summary of Significant Accounting Policies” in the notes to our audited consolidated financial statements. Management has discussed the selection of these critical accounting policies and estimates with members of our board of directors.

We have certain accounting policies that require more significant management judgment and estimates than others. These include our accounting policies with respect to revenue recognition, goodwill and indefinite-lived intangibles, definite-lived intangibles, share-based compensation and accounting for income taxes, which are more fully described below.

Revenue Recognition, Deferred Revenue and Allowance for Doubtful Accounts

A significant portion of our annual revenue is generated from the production of trade shows and other events, including booth space sales, registration fees and sponsorship fees. Revenues from trade shows and other events represented 91% of our total revenues for the year ended December 31, 2015. Exhibitors contract for their booth space and sponsorships up to a year in advance of the trade show. Fees are typically invoiced and collected in-full prior to the trade show or event and deferred until the event takes place and the revenue earnings process is substantially complete. Similarly, attendees register and are typically qualified for attendance prior to the show staging. Attendee registration revenues are also collected prior to the show and deferred until the show stages. Because we collect our booth space, sponsorship and attendee registration revenue prior to the trade show staging, we do not incur substantial bad debt expense with relation to these revenue streams. Any trade show related receivables outstanding 60 days following the month in which a trade show stages are fully reserved for in the allowance for doubtful accounts.

The remaining portion of our revenues primarily consist of advertising sales for industry publications, which are recognized in the period in which the publications are issued. Typically the fees we charge are collected after the publications are issued.

Management records an allowance for doubtful accounts based on historical experience and a detailed assessment of the collectability of our accounts receivable related to advertising sales.

Goodwill and Trade Name Intangibles

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the assets acquired and liabilities assumed resulting from acquisitions. Goodwill and indefinite-lived intangible assets are not amortized but instead tested for impairment at least annually or more frequently should an event or circumstances indicate that a reduction in fair value of the reporting unit may have occurred. We test for impairment on October 31 of each year, or more frequently if events and circumstances warrant. Such events and circumstances may be a significant change in our business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in strategy, or disposition of a reporting unit or a portion thereof. We perform our goodwill and indefinite-lived intangible assets impairment test at the reporting unit level and asset grouping level, respectively, and have determined we operate under one reporting unit and asset grouping.

The annual evaluation for impairment of goodwill is based on a two-step test. The first step identifies potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and other indefinite-lived intangible assets. If the fair value exceeds its carrying amount, these assets are not considered impaired and the second step of the test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step measures the impairment loss, if any. The second step compares the implied fair value of goodwill with its carrying amount. The implied fair value of goodwill is determined in the same manner as used in determining the fair value of assets recognized in a business combination. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

The annual evaluation for impairment of indefinite lived intangible assets is a two-step process. The first step is to perform a qualitative impairment assessment. If this qualitative assessment indicates that, more likely than not, the indefinite lived intangible assets are not impaired, then no further testing is performed. If the qualitative assessment indicates that, more likely than not, the indefinite lived intangible assets are impaired, then the fair value of the indefinite lived intangible assets must be calculated. If the carrying value exceeds the fair value, an impairment loss is recorded for that excess.

Determining the fair value of a reporting unit or an indefinite-lived intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates, weighted average cost of capital and royalty rates. We base our fair value estimates on assumptions we believe to be reasonable but which are unpredictable and inherently uncertain. Actual future results may differ from the estimates.

In the course of performing the annual qualitative assessment of our indefinite-lived intangible assets for the year ended December 31, 2015, an increase in the our weighted average cost of capital and decrease in our royalty rate assumptions used in calculating the fair value of indefinite-lived intangibles were determined sufficient to represent impairment indicators which qualified as a triggering event to move to step two of the impairment test. Management engaged a third-party valuation specialist to perform the relief from royalty calculation to assist in the determination of the implied fair value of our indefinite-lived intangible assets. As a result of this calculation, the implied fair value of the indefinite-lived intangible assets was deemed to be lower than the carrying value. An impairment charge of $8.9 million was recorded in intangible asset impairment charge in the consolidated statements of income and comprehensive income to align the carrying value of our indefinite-lived intangible assets with their implied fair value. No impairment was identified as a result of our annual test of goodwill for the year ended December 31, 2015.

Intangible assets with finite lives are stated at cost, less accumulated amortization and impairment losses, if any. These intangible assets are amortized on a straight-line basis over the following estimated useful lives, which are reviewed annually:

	2015
	Estimated Useful Life	Weighted
Average
Customer-related intangibles	7-10 years	10
Computer software	3-7 years	6

As it relates to business acquisitions, generally, the fair values of acquired customer-related intangibles are estimated using a discounted cash flow analysis. Input assumptions regarding future cash flows, growth rates, discount rates and tax rates used in developing the present value of future cash flow projections are the basis of the fair value calculations of both classifications of intangible asset.

Stock-Based Compensation

Certain of our officers, non-employee directors, consultants and employees receive stock-based compensation pursuant to our 2013 Option Plan. Determining the fair value of share-based awards requires judgment. We calculate stock-based compensation expense for each vesting tranche of stock options using a Black-Scholes option pricing model and recognize such costs, net of forfeitures, within the consolidated statements of income and comprehensive income; however, no expense is recognized for options that do not ultimately vest. The determination of the grant date fair value of options using an option-pricing model is affected by a number of assumptions, such as the fair value of the underlying stock, our expected stock price volatility over the expected term of the options, stock option forfeiture behaviors, risk-free interest rates and expected dividends, which we estimate as follows:

•	Fair Value of our Common Stock — Due to the absence of an active market for our common stock, the fair value for purposes of determining the exercise price for stock option grants and the fair value at grant date was determined utilizing commonly accepted valuation practices. The exercise price is set at least equal to the fair value of our common stock on the date of grant.
•	Expected Term — The expected option life represents the period of time the option is expected to be outstanding. The simplified method is used to estimate the term since we do not have sufficient exercise history to calculate the expected life of the options.
•	Volatility — Expected volatility represents the estimated volatility of the shares over the expected life of the options. We have estimated the expected volatility based on the weighted average historical volatilities of a pool of public companies that are comparable to Emerald Expositions since Emerald Expositions’ common stock is not publicly traded and does not have a readily determinable fair value.
•	Risk-Free Rate — The risk-free rate is based on the yields of United States Treasury securities with maturities similar to the expected term the stock options for each stock option grant.
•	Forfeiture Rate — Our estimates of pre-vesting forfeitures, or forfeiture rates, were based on our internal analysis, which primarily includes the award recipients’ position within the company.
•	Dividend Yield — We have never declared or paid any cash dividends and, prior to this offering, had no intention to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model change significantly, share-based compensation expense for future awards may differ materially compared with the expense for awards granted previously.

For stock options granted prior to this offering, we prepared the valuations based on valuations prepared by Onex, information provided by our management, including historical and projected financial information, prospects and risks, our performance, various corporate documents, capitalization and economic and financial market conditions. Management also utilized other economic, industry and market information obtained from other resources considered reliable.

The Black-Scholes option-pricing model requires the use of weighted average assumptions for estimated expected volatility, estimated expected term of stock options, risk-free rate, estimated expected dividend yield and the fair value of the underlying common stock at the date of grant. Because we do not have sufficient history to estimate the expected volatility of our common stock price, expected volatility is based on a selection of public guideline companies. We estimate the expected term of all stock options based on previous history of exercises. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the stock option. The fair value of the underlying common stock at the date of grant is discussed below. We estimate forfeitures based on our historical analysis of actual stock option forfeitures. Actual forfeitures are recorded when incurred and estimated forfeitures are reviewed and adjusted at least annually.

Income Taxes

We provide for income taxes utilizing the asset and liability method of accounting. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in the consolidated statements of income and comprehensive income as an adjustment to income tax expense in the period that includes the enactment date.

We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. See Notes 12 and 10 “Income Taxes” in the notes to our audited and unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices. Our primary exposure to market risk is interest rate risk associated with the unhedged portion of our Senior Secured Credit Facilities. See “Description of Senior Secured Credit Facilities” for further description of our Senior Secured Credit Facilities. As of October 31, 2016, we had $715.5 million of variable rate debt outstanding under the Term Loan Facility and $8.0 million in borrowings outstanding under our Revolving Credit Facility with respect to which we are exposed to interest rate risk. Holding other variables constant and assuming no interest rate hedging, a 0.25% increase in the average interest rate on our variable rate indebtedness would have resulted in a $1.4 million increase in annual interest expense in the year ended December 31, 2015.

In March 2014, we entered into forward interest rate swap and floor contracts with the Royal Bank of Canada, which modify our exposure to interest rate risk by effectively converting $100.0 million of floating-rate borrowings under our Term Loan Facility to a fixed rate basis, thus reducing the impact of interest-rate changes on future interest expense. The swap agreement involves the receipt of floating rate amounts at three-month LIBOR in exchange for fixed rate interest payments at 2.705% over the life of the agreement without an exchange of the underlying principal amount of $100.0 million. When the three-month LIBOR rate drops below 1.25%, the interest rate floor contract requires us to make variable payments based on an underlying principal amount of $100.0 million and the differential between the three-month LIBOR rate and 1.25%. The interest rate swap and floor have an effective date of December 31, 2015 and are settled on the last business day of each month of March, June, September and December, beginning March 31, 2016 through December 31, 2018.

The interest rate swap and floor have not been designated as effective hedges for accounting purposes. Accordingly, in 2014 and 2015 we marked to market the interest rate swap and floor quarterly with the unrealized gain or loss recognized in unrealized net loss on interest swap and floor, in the consolidated statements of income and comprehensive income and the net liability included in other current liabilities and other noncurrent liabilities in the consolidated balance sheets.

For each of the years ended December 31, 2015 and 2014, we recorded an unrealized net loss of $1.5 million on our interest rate swap and floor agreements. For the nine months ended September 30, 2016, we recorded a realized and an unrealized loss of $1.1 million and zero, respectively, on our interest rate swap agreement. As of September 30, 2016, we have recognized a contract to date unrealized loss of $2.9 million related to the interest rate swap in accounts payable, other current liabilities and other noncurrent liabilities in the unaudited condensed consolidated balance sheets.

Inflation rates may impact the financial statements and operating results in several areas. Inflation influences interest rates, which in turn impact the fair value of our investments and yields on new investments. Operating expenses, including payrolls, are impacted to a certain degree by the inflation rate. We do not believe that inflation has had a material effect on our results of operations for the periods presented.

BUSINESS

Our Company

We are the largest operator of B2B trade shows in the United States, with our oldest trade shows dating back over 110 years. We currently operate more than 50 trade shows, including 30 of the top 250 trade shows in the country as ranked by TSNN, as well as numerous other events. In 2015, our events connected over 500,000 global attendees and exhibitors and occupied over 6.5 million NSF of exhibition space. We have been recognized with many awards and accolades that reflect our industry leadership as well as the importance of our shows to the exhibitors and attendees we serve.

All of our trade show franchises are profitable and typically hold market-leading positions within their respective industry verticals, with significant brand value established over a long period of time. Each of our trade shows is held at least annually, with certain franchises offering multiple trade shows per year. As our shows are frequently the largest and most well attended in their respective industry verticals, we are able to attract high-quality attendees, including those who have the authority to make purchasing decisions on the spot or subsequent to the show. The participation of these attendees makes our trade shows “must-attend” events for our exhibitors, further reinforcing the leading positions of our trade shows within their respective industry verticals. Our attendees use our shows to fulfill procurement needs, source new suppliers, reconnect with existing suppliers, identify trends, learn about new products and network with industry peers. Our portfolio of trade shows is well-balanced and diversified across both industry sectors and customers. The scale and “must-attend” nature of our trade shows translates into an exceptional value proposition for participants, resulting in a self-reinforcing “network effect” whereby the participation of high-value attendees and exhibitors drives high participant loyalty and predictable, recurring revenue streams.

For the year ended December 31, 2015, we generated $306.4 million of revenue, $19.6 million of net income, $87.8 million of net cash provided by operating activities, $147.5 million of Adjusted EBITDA, $53.9 million of Adjusted Net Income and $83.4 million of Adjusted Free Cash Flow.

We generated 92% of our current portfolio revenue for 2015 (and an even higher percentage of our gross profit) through the live events that we operate. The remaining 8% of our current portfolio revenue for 2015 was generated from other marketing services, including digital media and print publications that complement our event properties in the industry sectors we serve. Each of our other marketing services products is profitable and allows us to remain in close contact with, and market to, our existing event audiences throughout the year.

*	For a description of current portfolio revenue, see “Use of Non-GAAP Financial Measures.” Our 2015 GAAP revenue by industry sector was as follows: Gift, Home & General Merchandise, 38%; Sports, 22%; Design & Construction, 9%; Technology, 4%; Jewelry, 7%; Other Trade Shows, 7%; Other Events, 4%; Other Marketing Services, 8%; Discontinued Revenue, 1%.

We have a highly attractive business model with:

•	strong revenue growth of 12% from 2014 to 2015;
•	revenue growth of 4% from 2014 to 2015 within our current portfolio;
•	high NSF renewal rates averaging 81% from 2014 to 2015, resulting in a consistent, predictable and recurring revenue stream;
•	significant revenue visibility, with approximately 87% of our 2015 revenue from booth space sales (which represents 73% of our total 2015 revenue) sold by the end of the first quarter of 2015 and approximately 98% sold by the end of the second quarter of 2015;
•	a demonstrated capacity to achieve regular annual price increases across our portfolio;
•	diversification by industry sector and customer, with no single customer accounting for even 1% of total revenue; and
•	a highly fragmented industry structure, which presents significant opportunities to grow through accretive acquisitions, but also limited direct competition at the individual show level.

In addition, we convert a high proportion of our revenue into cash due to:

•	our efficient cost structure, as evidenced by our Adjusted EBITDA margin (calculated as Adjusted EBITDA divided by our current portfolio revenue) of 47% for 2015;
•	our asset-light business model requiring minimal capital expenditures of less than $3 million in 2015, of which less than one third related to maintenance capital expenditures;
•	our ability to collect cash deposits from our customers in advance of our shows, resulting in attractive working capital dynamics; and
•	our favorable tax attributes, consisting of benefits attributable to: (i) amortization expense related to our recent acquisitions, which we expect will offset cash taxes on an aggregate of approximately $410 million of income over the next 15 years, and (ii) $60 million in federal NOLs as of September 30, 2016, which we expect to fully utilize in 2017, in each case assuming we generate taxable income in the applicable period.

Our History

Our current portfolio of trade shows has come together as a result of several acquisitions completed over the last few decades. In 1994, one of our predecessor companies, VNU, acquired Bill Communications, adding the Military and Hospitality Design trade shows to its pre-existing portfolio of events. This was soon followed by the acquisitions of Medtrade and GlobalShop in 1998. In 2000, VNU acquired Miller Freeman’s U.S. events portfolio, which significantly expanded our business into the Sports, Apparel, General Merchandise, Jewelry and Kitchen and Bath categories.

In 2006, VNU was purchased by a consortium of private equity firms and rebranded The Nielsen Company (“Nielsen”). The trade show operations, which became known as Nielsen Expositions, operated autonomously from the rest of Nielsen, except with respect to corporate shared services. Under Nielsen’s ownership, capital allocated to the exhibitions division for acquisition was limited and we therefore expanded our portfolio only modestly by acquiring the Wedding & Portrait Photographers International trade show in 2010 and the Sports Licensing & Tailgate Show in 2012.

In June 2013, Nielsen Expositions was acquired by Onex. Rebranded Emerald Expositions, we have since focused on expanding our portfolio of leading events organically, complemented by an increased focus on acquisitions. Since the Onex Acquisition, we have made 11 acquisitions of industry-leading, high-quality events of various sizes for aggregate consideration of $485 million.

In January 2014, we acquired GLM for $335 million. At the time, GLM operated more than 20 trade shows, including four of the largest 100 trade shows in the United States. GLM significantly expanded our presence within a number of industry sectors, including Gift, Home & General Merchandise and Sports, and added new sectors such as Technology.

In 2015, we completed four acquisitions. In February, we acquired the Healthcare Media division of Vendome Group, which included leading events such as the HCD, Environments for Aging, and the Construction SuperConference. In March, we acquired the International Pizza Expo, the largest trade show for independent pizzerias in the world. In October, we acquired HOW, the largest graphic design conference and expo in the nation. In November, we acquired the National Industrial Fastener and Mill Supply Expo, the world’s largest industrial fastener trade show.

We completed six acquisitions in 2016. In August, we acquired IGES, the largest dedicated gathering of wholesale souvenir, resort, and gift buyers in the United States. Also in August, we acquired the Collective trade shows, which include the first trade show focused entirely on activewear and the leading swimwear trade show on the West Coast. In October, we acquired the Digital Dealer Conference & Expo, the leading trade show series focused on the retail automotive industry’s digital strategy and operations. Also in October, we acquired the National Pavement Expo, adding to our portfolio the largest U.S. trade show focused on paving and pavement maintenance. In November, we acquired RFID LIVE!, the largest trade show focused on radio frequency identification technologies used to identify, track, and manage corporate assets and inventory across a wide range of industries. In December, we acquired ACRE, a wholesale craft exposition consisting of two shows that take place annually in Las Vegas and Philadelphia.

History of Emerald Expositions

Miller Freeman
A United News & Media company
1985
United News and Media acquires Miller Freeman Publications, a producer of trade shows, trade books and business magazines
1991
Miller Freeman Publications merges with Gralla Publications (owner of Outdoor Retailer) to create Miller Freeman, Inc.
OUTDOOR RETAILER
1995
interbike
Miller Freeman, Inc. Acquires the Interbike trade show business and related publication
Miller Freeman, Inc. acquires (ASD/AMD) trade shows owned by Walter Fletcher Inc.
ASD
nielsen
EMERALD EXPOSITIONS
2006
VNU is acquired by a consortium of private equity firms and rebranded The Nielsen Company
2013
Onex Partners ("Onex") acquires Nielsen Expositions from its parent, an affiliate of Nielsen Holdings N.V., to create Emerald Expositions
2014 - 2016
Emerald Expositions acquires GLM, Pizza Expo, HCD, HOW, Fastener Expo, IGES, Collective, Digital Dealer, NPE, RFID LIVE! and ACRE
NY NOW
HCD
PIZZA EXPO
SURF
ICFF
HOW
Dealer
RFID LIVE!
1985
1991
1995
1994
1998
2000
2006
2013
2016
1994
Verenigde Nederlandse Uitgeverijen ("VNU") acquires Bill Communications, which includes the Military and Hospitality Design trade shows
HDexpo
1998
VNU acquires Medtrade and Shore Varrone, which includes GlobalShop as well as Display and Design magazine
GLOBALSHOP
2000
VNU acquires Miller Freeman's U.S. portfolio, including Sports, Apparel, General Merchandise, Jewelry, and Bath industry show
KBIS
2010
Nielsen Expositions acquires the Wedding & Portrait Photographers International (WPPI) trade show and related publication and digital products
WPPI
2012
Nielsen Expositions acquires the Sports Licensing and Tailgate Show vnu

The Trade Show Industry

Self-Reinforcing Network Effects

The trade show industry serves as a forum to connect attendees and exhibitors within specific industry sectors. At these shows, primarily held in convention centers at periodic intervals, exhibitors set up exhibits, or “booths,” in order to promote their products and services to attendees who are authorized buyers for retail or wholesale businesses or organizations they represent (as opposed to individual consumers, who would typically attend B2C events). These shows are part of exhibitors’ regular annual marketing budgets and attendees’ regular annual procurement budgets, as well as new product research and industry networking initiatives. Attendees use our shows to fulfill procurement needs, source new suppliers, reconnect with existing suppliers, identify trends, learn about new products and network with industry peers. Exhibitors see trade shows as marketing events that enable them to generate sales, introduce new products, generate leads, build their brands, learn about competitors’ offerings, educate the market and service customers. Trade shows are critical networking events for both attendees and exhibitors, and are difficult to displace and replicate through interactions that are not face-to-face. The key value proposition of a trade show is its ability to provide otherwise fragmented bases of attendees and exhibitors the opportunity to interact in person and examine a wide variety of products in a short period of time for a reasonably low cost. As illustrated in the chart below, more survey respondents view trade shows and conferences as “very effective” for lead generation than any other alternative marketing method.

Source: LinkedIn Technology Marketing Research on B2B Lead Generation, 2015

Effective trade shows are characterized by a self-reinforcing business model, in which attendees with authority to make purchasing decisions make trade shows “must-attend” events for key industry suppliers. High-quality exhibitors, in turn, introduce new products and innovations and set trends, thereby driving increased attendance. This self-reinforcing “network effect” helps solidify a trade show’s leading position for the long term and establishes significant competitive advantages.

The value of a trade show to an exhibitor is a function of the quality and quantity of the attendee base. The quality of attendees can be measured by the extent to which attendees have the authority to make purchasing decisions, as well as by the amount of purchasing that occurs during or after a show. According to CEIR, approximately 82% of trade show attendees in 2015 held some purchasing decision-making power in their respective organizations, while approximately 51% of trade show attendees planned to make purchases during or following shows. Importantly, this statistic and the overall level of attendance at trade shows have remained quite stable for more than a decade, despite internet and digital media growth. We believe this demonstrates that the trade show business model is strong and enduring, with shows valued by exhibitors and attendees alike.

Source: CEIR 2016 Analysis for number of attendees; Exhibit Surveys Trade Show Benchmarks and Trends for percentage of attendees planning to make purchases and percentage of attendees with authority to make purchases

Revenue and Cash Flow Model

Trade show organizers generate revenues primarily by selling trade show exhibit space to exhibitors on a per square foot basis. Other revenue streams include fees for ancillary exhibition services and attendee registration fees. The sales cycle for a trade show typically begins during the prior show and, as a result, show operators usually have significant revenue visibility. This contributes to the highly favorable working capital cycle of our business as non-refundable deposits for exhibit space are received well in advance of each show and the bulk of our expenses are incurred around the time of the show.

Prior to each show, a trade show organizer selects and manages venues, hotels and vendors for set-up, registration, travel, lodging, audio-visual services and other services. Trade show organizers regularly subcontract much of the work that goes into setting up the physical show itself to exhibition services companies, or “decorators,” who typically bill exhibitors directly for the substantial majority of decorating expenses. After floor space is sold, the exhibitors work directly with the decorator or other suppliers of services to coordinate the construction, transportation and installation of their booths. The rental of the floor space from the trade show organizer only represents about a third of a typical exhibitor’s total cost of exhibiting at a trade show, while marketing, decorators, travel and lodging represent the remainder. We believe this decreases exhibitor sensitivity to increases in the price of trade show booth space since it typically represents only a modest portion of the overall cost of participation.

Market Size and Structure

The United States has the largest and most developed trade show market in the world at an estimated size in excess of $13.5 billion in revenue in 2016, according to the 2016 AMR Report. Although the growth trajectory of any individual show will be a function of its particular sector, the industry overall is expected to grow at a CAGR of 4.6% from 2016 through 2020. This growth is anticipated to be driven by a combination of volume growth in line with real GDP growth and consistent price increases. For any individual show operator, acquisitions and new show launches would be additive to this growth.

While the trade show industry on the whole is large, it is highly fragmented, with the four largest for-profit organizers (Reed Exhibitions, UBM, Informa Exhibitions and Emerald Expositions) accounting for 9% of the wider U.S. market in 2015. There are nearly 9,400 trade shows per year in the United States of varying sizes, the majority of which are owned by entrepreneurs and non-profit industry associations. Our 2015 total events revenue represents a market share of approximately 2%. Although the overall market is fragmented, any given trade show competes only against the other trade shows that are relevant to its sector. For example, our OR Summer Market does not compete with our International Pizza Expo in any way, and neither show has significant competitors in its respective category in the United States. As noted, nearly all of our shows are the market leaders within their respective industry verticals.

Source: 2016 AMR Report

Our Strengths

•	Largest U.S. Trade Show Organizer. We sell more NSF and operate more large-scale and fast-growing trade shows in the United States than any other operator. There are currently no major publicly-traded companies in the United States that function as “pure-play” exhibition companies. Our 2015 Adjusted EBITDA margin of 47% is the result of our significant scale, our centralized back-office operations and our highly attractive and profitable show portfolio. Our trade shows have garnered numerous awards and accolades, including six shows named to TSE’s “Fastest 50” growing U.S. shows in 2015, nine shows named to TSE’s “Next 50” fastest growing list and 12 shows ranked in TSE’s “Gold 100.” Our ASD Market Week franchise was voted “Trade Show of the Year” by TSNN in 2016. Our large existing operating platform provides us with economies of scale, creating the opportunity to efficiently and profitably grow both through acquisitions and organically through new show launches.

•	Market-Leading Shows Drive Revenue Growth and Bolster Leading Market Positions. Approximately 95% of our trade show revenue is generated by events that we believe are market leaders within their respective industry verticals in the United States. We have maintained these strong market positions over time and believe they benefit from their incumbency, leading brands, proprietary databases of exhibitor and attendee contacts and a self-reinforcing “network effect” whereby high-quality attendees attract exhibitors, and those exhibitors in turn attract high attendance. The “must-attend” nature of our events positions us to grow our attendance, exhibitors, NSF and pricing, which in turn drive consistent revenue growth. For a hypothetical new trade show in a given industry vertical to be successful, it would need to attract a critical mass of both high-quality exhibitors and attendees quickly from a standstill, which is difficult to accomplish. Furthermore, the theoretical savings a new entrant could offer exhibitors in the form of a lower price are limited because booth space typically only represents approximately one third of the total cost of exhibiting at a show.
•	Proven Ability to Create Value Through Acquisitions. Our ability to create shareholder value through acquisitions is meaningful. We approach acquisitions in a disciplined manner with a focus on ensuring that only highly desirable events that complement our existing portfolio are acquired at attractive prices. Our management team has significant industry relationships that it leverages in order to originate and execute acquisitions, with robust processes in place to properly vet targets so that only highly desirable events are acquired, and that such acquisitions are completed in a cost effective manner. We have made 11 acquisitions since 2014 for a total consideration of approximately $485 million, including the acquisition of GLM in 2014 for $335 million. All of these acquisitions were made at attractive multiples, and produced substantial favorable tax attributes. Assuming we generate taxable income in the future, we expect these tax attributes will be used to reduce our cash tax obligations for up to 15 years. These acquisitions have added 2.8 million NSF, extended our leadership positions within existing sectors and positioned us to move into leadership positions in new sectors such as Technology, Food and Industrial. Given the substantial fragmentation in the market, we expect our acquisition efforts to allow us to continue to drive growth in the future.

•	Strong Customer Loyalty Results in Significant Revenue Visibility. Our customers are extremely loyal, as evidenced by our weighted-average NSF renewal rate of 82% in 2015 across all of our trade shows and 84% for our 10 largest shows. Including “win-backs” of exhibitors who did not exhibit in the last show but did exhibit in a prior one, our NSF renewal rate in 2015 was 85% across all our shows and 87% across our 10 largest shows. Our portfolio’s NSF renewal rate is in the 95th percentile for our industry, according to Stax and other industry sources, which is indicative of healthy, market-leading events. The combination of high renewal rates and the fact that our customers pay us before our events take place results in significant revenue visibility. For example, by the end of the first quarter of 2015 we had already sold 87% of our eventual 2015 booth space revenue, and we had sold 98% of our 2015 booth space revenue by the end of the second quarter.
•	Resilient Financial Performance. We operate in distinct industry sectors that represent significant segments of the U.S. economy. In addition, within each sector, we are highly diversified by exhibitor, with no single customer accounting for even 1% of our total revenue. The diversified nature of our sectors and customers enhances the stability of our entire platform. In our experience, the leadership positions of our trade shows reduce the impact of recessions on our business because during a downturn, exhibitors are more likely to continue spending money on the leading trade show within a given industry vertical and reduce their spending on other, less essential events.
•	Continuously Expanding Technological Innovation Drives Value Proposition. Technological innovation enhances the effectiveness of our shows and our sales force. Much of this innovation leverages our proprietary exhibitor and attendee contact databases, which are difficult to replicate and offer a distinct competitive advantage. We have made technology-enabled enhancements in the following areas: (i) website and mobile applications that allow attendees to preview exhibitors, plan their visits and set up meetings in advance of our events; (ii) marketing visualization tools that integrate exhibitor data and provide insights that enhance the effectiveness of our sales force; (iii) digital marketing strategies that utilize social media and other channels to effectively generate leads; and (iv) real-time customer engagement tools to create feedback loops and drive customer retention. We believe our implementation of technology-enabled solutions increases exhibitor-attendee interaction, improving their experience and enhancing the value proposition of our events.
•	Robust Profit Margins and Excellent Cash Flow Conversion. In 2015, our Adjusted EBITDA margin was 47%. In addition, our business requires minimal maintenance capital expenditures. Our favorable working capital dynamics and substantial favorable tax attributes enable us to convert a significant portion of our Adjusted EBITDA into cash. Our favorable tax attributes consist of benefits attributable to: (i) amortization expense related to our recent acquisitions, which we expect will offset cash taxes on an aggregate of approximately $410 million of income over the next 15 years, and (ii) $60 million in federal NOLs as of September 30, 2016, which we expect to fully utilize in 2017, in each case assuming we generate taxable income in the applicable period.
•	Best-in-Class Management Team. Previously serving as president of Nielsen Expositions, our predecessor company, David Loechner has been our CEO since we were acquired by Onex on June 17, 2013, and brings over 30 years of industry experience. David was recently named the “2016 Industry Icon” by TSNN and is supported by a deep bench of 12 executives with over 275 years of collective industry experience. Other members of our management team have significant experience in the trade show industry and the broader information services sector.

Our Growth Strategy

Our goal is to expand our market leadership position and capture an increasing share of the growing U.S. trade show industry. Our strategies to achieve this goal include:

•	Increase NSF and Attendance. We intend to focus on growing NSF and attendance at our shows by working closely with our attendees, exhibitors, vendors and other industry partners to increase the return on investment from participating in our shows, drive customer satisfaction and deepen our engagement with our marketplaces. To reinforce our leading market positions and capitalize on the growth trends underlying our sectors, we are using new technologies and marketing strategies, including greater deployment of social media tools and leveraging of our proprietary database of attendees and exhibitors, to help influence exhibitor and attendee interaction, improve their experiences and drive higher return on investment outcomes for exhibitors and attendees.
•	Drive Pricing Growth. As a company, we are focused on delivering sustainable long-term growth and have therefore generally sought to implement price increases each year and intend to continue doing so going forward, always taking into consideration underlying market conditions, attendance and satisfaction trends, planned changes to our shows, any venue changes and other relevant drivers.
•	Capitalize on Cyclical Growth in Certain Industry Sectors. We believe certain of our shows are positioned to see above-trend growth resulting from underlying cyclical growth in their respective industries. In particular, we believe our KBIS and Design & Construction shows will continue to benefit from ongoing growth in housing starts and in renovation and remodeling activity in the non-residential sector, respectively.
•	Continue to Make Accretive Acquisitions. The U.S. trade show market is highly fragmented, with numerous potential acquisition targets. We will continue to take a disciplined approach to acquisitions that meet our financial contribution and return on investment objectives. With our significant experience acquiring and integrating leading trade shows and our increased efficiencies due to our scale, we believe that we are well-positioned as a buyer of choice. Our criteria for our acquisitions are highly selective and will focus on expanding our presence within sectors we currently serve as well as on establishing a leading presence in sectors that have strong underlying growth potential, such as Technology, which we entered via acquisition in 2014. We expect our ongoing pipeline of deals will allow us to further drive growth as we continue to focus on acquisitions that offer value accretion through attractive purchase price multiples, tax-efficient transaction structures and cost synergies. In addition, we expect to drive revenue synergies by cross-selling newly-acquired shows to existing customers in common sectors.
•	Launch New Shows and New Categories within Existing Shows. We intend to leverage our existing brands, industry expertise and market strength to launch new categories within existing shows as well as entirely new shows. With minimal capital expenditure requirements, we have historically incubated new category and new trade show launches in a cost-effective manner. For example, our ASD Market Week trade show has grown from one single category to its current collection of nine categories, each with unique exhibitors and each held in its own area of the broader ASD Market Week show. At NY NOW, we have plans in place to add multiple new categories including antiques, vintage products, outdoor lifestyle products, gourmet foods, textiles and lighting. In 2016, we successfully launched four new shows and events: LUEUR Spring, GetOutdoorsNYC, ICFF Miami and Fall CycloFest. We consider each of the four show launches to have been a success, and we currently plan to repeat these shows in 2017. Further, we have several new shows in various stages of development, and we plan to continue to assess other potential launches.
•	Grow Internationally. While all of our trade shows are currently hosted in the United States, international exhibitors and attendees represent an important component of our total participant base. There remains a significant opportunity for us to increase the number of international exhibitors and attendees at our shows. In the future we may also launch, partner with or acquire international trade shows that are complementary to our core business and could represent a substantial growth opportunity.

Products and Services

We operate leading trade shows in multiple attractive, fragmented industry sectors that represent significant portions of the U.S. economy and serve a large and diverse set of global exhibitors and attendees. This fragmentation of exhibitors and attendees is an especially important characteristic of the trade show industry. In markets characterized by diffuse buyers and sellers, trade shows offer a great opportunity for interaction between large numbers of participants on both sides of a potential transaction (a “many-to-many” environment) within a short period of time, thus enhancing the value delivered to all trade show participants. Further, the highly fragmented nature of our markets enhances the stability of our entire platform as the loss of any single exhibitor or attendee is unlikely to cause other exhibitors or attendees to derive less value from and cease participating in a show.

We generated 92% of our 2015 current portfolio revenue (and an even higher percentage of our gross profit) through live events that we operate. These live events, which are predominantly trade shows, also include conferences, summits and other B2B and B2C events.

The remaining 8% of our 2015 current portfolio revenue was generated by other marketing services, including digital media and print publications that complement our trade show properties in the sectors we serve. Each of our other marketing services products is profitable and allows us to remain in close contact with, and market to, our existing event audiences throughout the year.

Trade Shows & Other Events

The following is a summary of our trade shows by sector and a discussion of our complementary products.

Gift, Home & General Merchandise

We own 13 trade shows in the Gift, Home & General Merchandise sector focused on a broad range of consumer goods used in and around the home. Our events are primarily order-writing shows where exhibitors, whose product assortment is always evolving, generate sales during the shows themselves. The base of exhibitors and attendees across these trade shows is highly fragmented, which mitigates the importance of any single exhibitor.

•	ASD Market Week — Founded over 55 years ago and held in Las Vegas twice a year in March and August, ASD Market Week is the largest and most comprehensive value-oriented general merchandise trade show in the industry. Each ASD Market Week trade show features nine shows in a single location and covers the following categories: gift and home accents; jewelry; general store products; fashion and accessories; beauty and fragrance products; toys and novelty products; convenience store products; cultural products; and direct sourcing (which allows buyers to purchase certain products directly from the factory as opposed to from distributors), largely offered at a value-oriented price point. The population of exhibitors tend to be highly fragmented and include small importers, manufacturers, and distributors of low- to mid-priced goods. Attendees include domestic and international chains, mass merchants, kiosks, dollar stores, specialty retail stores, close-out and liquidation retailers, resorts, convenience stores, gift stores, amusement and theme park operators, and online retailers from over 110 countries. Given the size and breadth of the trade show, ASD Market Week enables attendees to source a wide variety of products for their stores in a single location in a short period of time. These are order-writing shows that exhibitors rely on to generate a material portion of their annual revenue. We estimate that 98% of attendees at ASD Market Week are primary decision-makers responsible for purchasing, and that the average attendee spends over $80,000 on products as a result of the show. ASD Market Week’s two annual events are designed to address different buying cycles for attendees.

•	NY NOW — Founded over 85 years ago and produced twice per year in January/February and August in New York City, NY NOW is the largest home and lifestyle merchandise trade show in the United States, and the largest trade show franchise of any kind in New York City. NY NOW also represents several shows within a show and includes categories such as home furnishings; home textiles; interior decor; tabletop and gourmet housewares; baby and child products; gifts; personal accessories; personal care; wellness; and handmade items including ceramics, textiles and other home and personal products. The price tier of these products is mid- to-high end. The exhibitor base at NY NOW is highly fragmented and includes importers, manufacturers and distributors of products from close to 70 countries across the categories listed above. Attendees include international chains and department stores, specialty retail stores, gift stores, online retailers, museums, designers, distributors, importers, and wholesalers from over 90 countries. Given the size and breadth of the show, NY NOW enables attendees to source a wide variety of products for their stores in a single location in a short period of time. We believe that approximately 50% of attendees at NY NOW do not shop at any other trade show, and that more than 85% of attendees consider NY NOW to be a “must-attend” event. As with ASD Market Week, NY NOW is primarily an order-writing show with sales executed on the show floor. Given its size and prominence, NY NOW receives significant media coverage from over 400 domestic and international media outlets.
•	Kitchen & Bath Industry Show (“KBIS”) — Founded over 35 years ago and held annually in January typically either in Orlando or Las Vegas, KBIS is the world’s largest kitchen and bath design trade show specifically serving residential kitchen and bath dealers, designers, architects, remodelers, wholesalers and custom builders who consider KBIS to be a “must-attend” event. Emerald Expositions has been operating the show on behalf of the National Kitchen and Bath Association since 1987 and has a contract to continue doing so through 2028. Exhibitors include manufacturers, distributors, and importers of residential kitchen and bath products, and attendees include architects, remodelers, designers, hardware professionals, and dealers from over 55 countries. The show has been co-located with the International Builders’ Show (owned by the National Association of Home Builders) since 2014, a partnership that has been beneficial to both shows given their exhibitor and attendee overlap.
•	International Contemporary Furniture Fair (“ICFF”) — Founded over 25 years ago and held in New York City each May and in Miami each October, ICFF is North America’s leading trade show for high-end contemporary furniture and interior design. Exhibitors include manufacturers and sellers of contemporary furniture, seating, carpet and flooring, lighting, outdoor furniture, materials, wall coverings, accessories, textiles, and kitchen and bath products for residential and commercial interiors, while attendees include interior designers, architects, retailers, distributors, facility managers, developers, store designers, and visual merchandisers who attend from around 80 countries.
•	National Stationery Show (“NSS”) — Founded 70 years ago and held in New York City each year in May, NSS is the only North American trade show for global buyers and sellers of stationery and specialty paper products. Exhibitors include manufacturers and designers of stationery and paper products while attendees include stationery, card and gift shops; bookstores; bridal shops; party stores; department, chain and specialty stores; large chains and “big box” mass retailers; and online retailers and mail order catalog distributors; as well as special event planners, corporate buyers, importers, and distributors.
•	International Gift Exposition in the Smokies and The Super Souvenir Show (“IGES”) — Founded over 15 years ago and held in eastern Tennessee each year in November, IGES is the largest dedicated gathering of wholesale souvenir, resort and gift buyers in the United States. Exhibitors include manufacturers and distributors of apparel, gifts, souvenirs, games, toys, personal care products, licensed items, novelties, kiosk items, promotional goods, jewelry, Made-in-America products, handicrafts, and more. Attendees include wholesale resort, souvenir and gift merchandisers, and retailers.

•	Surtex — Founded 30 years ago and held in New York City each year in May, Surtex is a global B2B marketplace dedicated to the sale and license of original art and design. Surtex allows artists, agents, graphic agencies, and licensors to connect with manufacturers and retailers in order to create art and graphics for licensed products across numerous categories, including home and commercial textiles, home goods, and interior design.

The 2015 NSF renewal rate for our trade shows in the Gift, Home & General Merchandise industry sector was 81% (85% including win-backs). The Gift, Home & General Merchandise sector accounted for 37% of our 2015 current portfolio revenues. Revenues in this sector grew at a rate of 6% from 2014 to 2015, while the revenues of our current portfolio grew at a rate of approximately 4% during the same period.

Sports

Within the Sports industry sector we operate 18 trade shows focused on sporting goods and related apparel and accessories for various active outdoor pursuits ranging from camping, hiking, climbing, skiing, bicycling and paddle sports. We believe that several of our trade shows in this sector have iconic status in the markets they serve, and offer a many-to-many environment where, for example, thousands of specialty sports retailers from across the country interact with hundreds of specialty equipment and apparel manufacturers. The Sports sector is highly fragmented where the sports enthusiast clientele is well-served by independent specialized retailers. This sector also features a “many-to-many” dynamic, where thousands of specialty sports retailers from across the country attend shows to interact with hundreds of specialty equipment and apparel manufacturers.

•	Outdoor Retailer (“OR”) — Founded over 35 years ago and held annually in Salt Lake City each January and July/August, OR is split into a summer show, which is the largest outdoor sports trade show in the United States, and a winter show, which is the largest outdoor winter lifestyle and sports trade show. Partnering with the Outdoor Industry Association since 1992, OR has earned loyalty from high-end specialty brands and has solidified itself as a destination event for specialty retailers selling to outdoor enthusiasts. OR is organized across categories such as accessories, footwear, hard goods, apparel, and gear serving lifestyle sports such as camping, climbing, hiking, paddle sports, back-country and cross-country skiing, snowboarding and snow shoeing. Exhibitors include manufacturers, suppliers, importers, and licensees and distributors of sports gear from 30 countries. Attendees include independent, chain, and online retailers of active lifestyle sporting goods and media and licensing agents from 55 countries; however, the focus is on independent, high-end, specialty outdoor retailers, whose enthusiast clientele is not served by the mass-market products sold through major retail channels. The products at this trade show are technical and performance-oriented, so buyers want to touch and test the products in person in order to make good purchasing decisions which they can then communicate to their end-customer. For this reason, this is an important trade show for exhibitors and attendees who attend loyally each year. Salt Lake City is particularly well-suited for the show given the city’s natural surroundings and year-round outdoor activities, and there is no major general outdoor sporting goods show that competes directly with OR. The events receive considerable media attention with coverage from approximately 275 media outlets.
•	Surf Expo — Founded over 40 years ago and held in Orlando, Surf Expo has two annual events: a winter show in January and a summer show in September. The breadth of products exhibited at the show is significantly wider than its name implies; Surf Expo is the largest and longest-running trade show in the world for action water and board sports as well as resort-oriented merchandise that one would typically find at a beach or resort store. Surf Expo is also unique in that it is the only show focused exclusively on the water sports and resort sectors covering both hard goods and soft goods. Held in partnership with the Association of Wind and Water Sports Industries, the Board Retailers Association, the Water Sports Industry Association, and the Stand Up Paddle Industry Association, exhibitors include manufacturers serving the surf, skate, stand-up paddling, wakeboarding, windsurfing, kayaking, swim, resort, and coastal giftware markets from close to 30 countries, while attendees include retail buyers from specialty stores, big box stores, cruise lines, hotels, and theme parks from over 70 countries. Trade shows are well-suited for the surf and water sports industry, in particular in the hard-goods side of the market where products are performance-oriented and there is a desire by buyers to touch and test products in person in order to make good purchasing decisions. For example, Surf Expo has a “board demo day” at the Orlando Watersports Complex that gives buyers a chance to try the products out before the core trade show begins.

•	Interbike — Founded over 35 years ago and held in Las Vegas each September, Interbike is the largest bicycle trade event in North America. Offered in partnership with the National Bicycle Dealers Association, People for Bikes, the Bicycle Products Suppliers Association, and the Triathlon Business Industry Association, Interbike includes on-floor features where attendees can test a variety of bikes on a purpose-built indoor bicycle demo track. Interbike is a five-day show consisting of a two-day biking event on dirt trails and roads in Bootleg Canyon Park in Boulder City, Nevada, followed by a three-day trade show at the Mandalay Bay in Las Vegas, Nevada. Exhibitors include manufacturers of bikes for road, mountain, triathlon, and electric use, and manufacturers of accessories and related products including apparel, safety, power, nutrition, and more from 35 countries, while attendees include specialty bicycle retailers, importers, and distributors from over 60 countries. Much like OR and Surf Expo, Interbike trade shows are well suited for the biking industry as the products are highly performance-oriented and there is a desire from buyers to touch and test products in person and experience new product innovation in order to make good purchasing decisions. In October 2016 we launched Fall CycloFest, a hybrid B2B/B2C event under the Interbike brand.
•	Imprinted Sportswear Shows (“ISS”) — Founded over 35 years ago and held five times a year in different markets in the United States (most recently in Long Beach, Atlantic City, Fort Worth, Nashville, and Orlando), the ISS shows are the leaders of the decorated apparel industry and allow industry professionals to see the latest sportswear imprinting equipment, supplies, industry trends, and techniques. Exhibitors include providers of blank apparel, ink, design technology, screen printing, and embroidery equipment, while attendees include independent and chain retailers serving school teams, recreational leagues, and community groups from close to 15 countries. The industry is particularly well-suited for trade shows as, short of having a national salesforce, trade shows are the only way for these exhibitors to access customers (including many small buyers) in all corners of the country.
•	Sports Licensing & Tailgate Show — Founded over ten years ago and held in Las Vegas each January, the Sports Licensing & Tailgate Show attracts as exhibitors manufacturers that hold licenses for any professional or collegiate sports teams with respect to products, including accessories, apparel, collectibles, footwear, gifts and novelty items, headwear, home furnishings, imprinted items, picnic or tailgating products, sports equipment, stationery and school supplies, or toys and games. Attendees include retailers from independent and chain sporting stores, suppliers, mass market retailers, general merchandise and specialty stores, and fan shops. This is primarily an order-writing show with sales generated directly on the show floor.
•	Swim Collective and Active Collective Shows — Founded in 2010 and held semi-annually in Huntington Beach, CA, the Swim Collective and Active Collective shows present swimwear, resort, and active wear collections to an audience of swimwear specialty retailers, active athleisure sport specialty retailers, swim and surf specialty retailers, gift and department stores, as well as luxury resorts, boutiques and cruise retailers. Swim Collective is the leading swimwear trade show on the West Coast, while Active Collective is a more recently-launched, fast-growing show focused on activewear.

The 2015 NSF renewal rate for our trade shows in the Sports industry sector was 86% (89% including win-backs). The Sports sector accounted for 21% of our 2015 current portfolio revenues. Revenues in this sector grew at a rate of 24% from 2014 to 2015, while revenues of our current portfolio grew at a rate of approximately 8% during the same period.

Design & Construction

The Design & Construction industry sector includes five trade shows catering to the construction, hospitality, and interior design sectors serving the hotel, resort, retail, healthcare facilities, restaurant, bar, spa, and in-store marketing categories. Targeted attendees include interior designers, architects, owners and operators, developers, and specifiers and purchasers working within these industries. This sector is well-suited for trade shows because design and construction are highly visual and tactile processes, requiring the in-person experience and interaction provided by trade shows. These trade shows enable designers and contractors to stay current with trends in product styles and techniques, which tend to change from year-to-year. Upcoming renovation and new-build construction projects are often discussed at these shows, making it important for both exhibitors and attendees to attend in order to stay close to the pipeline of future business. By aggregating a wide range of products under one roof, these trade shows save time and expense for designers and other attendees who would otherwise have to independently visit hundreds of showrooms that may be located in different cities. These shows are mostly lead-generating, enabling designers to see the latest trends and product offerings, and develop design ideas.

•	Hospitality Design Expo (“HD Expo”) — Founded over 20 years ago and held in Las Vegas each May, HD Expo is the largest trade show for the hospitality design industry serving the hotel, resort, restaurant, bar and cruise categories. Run in partnership with the American Society of Interior Designers, the Boutique & Lifestyle Lodging Association, the International Interior Design Association, the International Society of Hospitality Purchasers, and the Hospitality Industry Network, HD Expo includes a hospitality conference with accredited conference sessions where continuing educational credentials and learning unit credentials can be earned. Exhibitors include manufacturers and marketers of flooring, seating, fabric, case goods and lighting from over 20 countries, while attendees include interior designers, architects, planners and builders from over 55 countries.
•	GlobalShop — Founded over 20 years ago and held in Las Vegas each March, GlobalShop is the largest trade show and conference dedicated to store design, visual merchandising, and shopper marketing. GlobalShop is organized into five categories: the Store Fixturing Show, Visual Merchandising Show, Store Design & Operations, Digital Store and At-Retail Marketplace. Exhibitors include manufacturers and marketers of fixtures, lighting, flooring, and retail displays as well as contractors, while attendees include retailers, brands, procurement agencies, contract architects and designers from over 50 countries.
•	Healthcare Design Expo & Conference — Launched in 2001 and held annually in November in rotating cities (Orlando in 2017), the Healthcare Design Expo & Conference is the industry’s best attended trade show and conference primarily focused on evidence-based design for healthcare facilities. Exhibitors include manufacturers of healthcare facility related products, including fixtures, materials, furniture, and equipment. Attendees include architects, interior designers, healthcare facility administrators, contractors, engineers, educators, nurses, project managers and purchasing executives involved in the design of healthcare facilities.
•	National Pavement Expo (“NPE”) — Founded approximately 30 years ago, NPE is the largest U.S. trade show specifically designed for paving and pavement maintenance professionals, bringing vendors and suppliers together with contractors who make their living from asphalt and concrete paving, infrared pavement repair, sealcoating, striping, sweeping, crack repair, pavement repair and snow removal. The trade show also includes a conference and seminar component serving as a source of education to the industry.

•	Environments for Aging Expo & Conference (“EFA”) — EFA offers the latest strategies and ideas for creating attractive and functional living environments that meet the needs of senior citizens, a growing segment of the population given demographic trends. Attendees include architects, owners and developers of senior living facilities, facility managers, product manufacturers, government officials and gerontologists.

The 2015 NSF renewal rate for our trade shows in the Design & Construction industry sector was 79% (82% including win-backs). The Design & Construction sector accounted for 8% of our 2015 current portfolio revenues. Revenues in this sector grew at a rate of 41% from 2014 to 2015, while revenues of current portfolio grew at a rate of approximately 7% during the same period.

Technology

We own four Technology trade shows, a sector we entered in 2014 through the GLM acquisition.

•	Internet Retailer Conference & Exhibition (“IRCE”) — Founded over ten years ago and held in Chicago each June, IRCE is the largest conference and exhibition for the eCommerce industry, primarily targeting senior executives and owners of eCommerce businesses looking for ways to optimize and improve their offerings. Exhibitors include solution and service providers for analytics, eCommerce consulting, content management, customer satisfaction measurement, data services, delivery services, digital marketing, eCommerce platforms, and e-mail marketing from over 25 countries, while attendees include branded consumer product manufacturers, catalogers, consumer service providers, financial service providers, store retailers and shopping portals from over 40 countries. This trade show and conference serves an industry that is constantly evolving and, as such, the knowledge-sharing enabled by this annual event is highly valued by exhibitors and attendees. The significant paid conference component features high-profile guest speakers and workshops.
•	Digital Dealer Conference and Expo (“Digital Dealer”) — Founded in 1997 and held twice annually in the spring and fall in Tampa/Orlando and Las Vegas, respectively, Digital Dealer is the leading exhibition and conference series focused on digital marketing for franchised automotive dealerships. Attendees include automotive dealership executives and employees, while exhibitors and presenters include providers of eCommerce solutions for the industry, including auction tools, data and analytics, email marketing, inventory management, lead generation and tracking, mobile marketing and applications, sales training and tools providers.
•	RFID Journal LIVE! (“RFID LIVE!”) — Founded in 2003 and held annually in April/May, RFID LIVE! is the leading event focused on radio frequency identification and related technologies, bringing together buyers, sellers, researchers, academics, consultants, and others interested in using RFID technologies to identify, track, and manage assets and inventories across a wide range of industries.

The 2015 NSF renewal rate for our trade shows in the Technology industry sector was 73% (77% including win-backs). The Technology sector accounted for 4% of our 2015 current portfolio revenues. Revenues in this sector grew at a rate of 9% in the period from 2014 to 2015 and revenues of our current portfolio grew at a rate of approximately 6% during the same period.

Jewelry

The Jewelry industry sector includes five trade shows targeting high-end and mid-range segments of the jewelry market.

•	COUTURE — Founded over 20 years ago and held in Las Vegas each June, COUTURE is the number one trade show in the high-end luxury jewelry and timepiece market. Known as the definitive annual event for upscale retailers, exhibitors include designers and manufacturers of fine jewelry and timepieces from top international brands as well as the industry’s rising stars from close to 25 countries. Attendees include top-tier buyers representing highly distinguished independent, boutique and chain retailers from close to 70 countries.
•	JA New York — Founded over 110 years ago and held three times a year in New York City (JA New York Spring in March, JA New York Summer in July, and JA Special Delivery in November), the JA New York franchise is the leading trade show on the East Coast for the mid-tier jewelry market. Held in partnership with Jewelers of America since 1992, these trade shows are geared towards order writing and their timing allows retailers to restock during the winter, summer, and pre-holiday buying seasons with approximately 80% of attendees placing orders at the show. With a large number of jewelry wholesalers and jewelry retailers based in the Northeast, New York City is a well-suited location for this show. Exhibitors include manufacturers, distributors, designers, dealers, and importers of jewelry and loose stones, while attendees are independent, boutique, chain and online jewelry and antique retailers from close to 80 countries.
•	The Las Vegas Antique Jewelry & Watch Show — Founded over 20 years ago, the annual Las Vegas Antique Jewelry & Watch Show is the largest trade event serving the antique and estate jewelry and watch category. The show brings nearly 300 exhibitors to Las Vegas each summer to meet with independent, boutique, chain, and online jewelry and antique retailers. The show is primarily an order-writing show.

The 2015 NSF renewal rate for our trade shows in the Jewelry industry sector was 79% (81% including win-backs). The Jewelry sector accounted for 6% of our 2015 current portfolio revenues. Revenues in this sector declined at a rate of less than 1% from 2014 to 2015, while revenues of our current portfolio also declined at a rate of approximately less than 1% during the same period.

Other Trade Shows

Our Other Trade Shows include nine trade shows across the Photography, Food, Healthcare, Industrials, and Military sectors.

•	Wedding & Portrait Photographers International (“WPPI”) — Founded over 35 years ago and held in Las Vegas each March, WPPI is the largest trade show and conference for wedding and portrait photographers and filmmakers. Exhibitors include manufacturers and distributors of cameras, printers, and other photography tools, while attendees include commercial, professional and “prosumer” (i.e., professional consumer) photographers from close to 60 countries.
•	International Pizza Expo (“Pizza Expo”) — Founded over 30 years ago and held in Las Vegas each March, Pizza Expo is the world’s largest trade show for pizzeria owners and operators. Featuring educational workshops from the School of Pizzeria Management, exhibitors include manufacturers and exhibitors of ingredients, equipment, and ancillary products to the pizza industry, while attendees include independent and chain pizzeria owners and operators. Pizza Expo’s unique positioning as the only global trade show focused on the pizza industry makes it a must-attend event for accessing high quality buyers, generating leads, and maintaining brand presence. In 2017, we plan to launch the related Pizza & Pasta Northeast trade show, which will deliver a one-stop shop exhibit hall where Italian and pizza-concept restaurant owners can meet face-to-face with leading national and regional industry suppliers.
•	PhotoPlus Expo — Founded over 30 years ago and held in New York City each October, the PhotoPlus Expo is the largest photography and imaging show in North America. Featuring educational seminars such as Photo Walks and Master Classes, which are of high interest to attendees, the show’s exhibitors include manufacturers and distributors of cameras, printers, and other photography tools and accessories, while attendees include professional photographers, photography enthusiasts, videographers, students and educators from 65 countries.
•	Medtrade — Founded over 35 years ago and held twice each year (March in Las Vegas and November in Atlanta), Medtrade is the largest U.S. home medical equipment trade show. Exhibitors include manufacturers and distributors of respiratory systems, rehabilitation home aid products, oxygen systems, wheelchairs, scooters, braces, canes, and home diabetic supplies, while attendees include home medical equipment providers, pharmacy and drug store owners, rehab therapists, respiratory therapists, home health agencies, home health nurses, hospitals, occupational therapists and physical therapists.
•	Military Expositions — Founded over 35 years ago and held annually in February at Camp Pendleton, in April at Camp Lejeune and in September at the Marine Corps Base in Quantico, the Marine Military Expositions are the largest Marine Corps trade shows. These events provide an opportunity for exhibitors to interface with procurement experts in the U.S. Marine Corps in addition to meeting soldiers back from tour. Exhibitors include providers of combat equipment and technology, and they display soft goods such as bulletproof vests as well as larger mission-critical items, including infantry combat equipment, combat vehicles, and aviation equipment. Attendees include Department of Defense-related personnel, uniformed Marines and civilians from the U.S. Marine Corps command and procurement officers.
•	National Industrial Fastener & Mill Supply Expo (“Fastener Expo”) — Founded over 35 years ago and held annually in October at Las Vegas, Fastener Expo is the world’s largest exposition for fasteners and brings the manufacturers and master distributors of industrial fasteners, precision formed parts, fastener machinery and tooling and other related products and services together with distributors and sales agents in the distribution chain.

The 2015 NSF renewal rate for our Other Trade Shows industry sector was 76% (79% including win-backs). The Other Trade Shows sector accounted for 8% of our 2015 current portfolio revenues. Aggregate revenues in these sectors grew at a total rate of 19% from 2014 to 2015, while revenues of our current portfolio increased approximately 2% during the same period.

Other Events

We operate more than 70 additional events across a wide variety of forums including B2B conferences, B2C events, summits, awards and private luxury sales. We hold luxury private sales through our Soiffer Haskin brand event. Through our HD Expo, ICFF, HCD and GlobalShop brands, we host close to 20 annual networking sessions called CityScenes. These networking events bring together both up-and-coming and seasoned industry professionals and are very well received within their respective industries.

•	HOW Design Live (“HOW”) — Founded over 25 years ago and held annually in May in rotating cities (Chicago in 2017), HOW is the largest graphic design trade show and conference in the United States. HOW represents a marquee event for the industry it serves, where creative professionals in all disciplines and all levels of experience come to learn from peers in the creative industry and designers discover new ideas, sources of inspiration and skills, and to develop new connections with other creative professionals. Exhibitors include paper suppliers, printer services and companies that provide design and workflow software. Attendees include graphic designers from in-house creative services departments, designers who work for or own small design firms and other marketing professionals.
•	Soiffer Haskin — Founded almost 35 years ago, Soiffer Haskin conducts approximately 40 exclusive and discreet B2C sale events in its New York City showroom for the luxury apparel, personal accessory and jewelry brands seeking to sell surplus inventory at discounted prices.
•	The Original Miami Beach Antique Show (“OMBAS”) — Founded over 55 years ago, OMBAS is the world’s largest indoor antique show with more than 500 established dealers from close to 25 different countries, OMBAS features 17th to 19th century furniture, paintings, American and European silver, textiles and rugs, porcelain, art glass, bronze sculptures, antique jewelry and more.
•	LUEUR — LUEUR is a premier, largely B2C trade show for antique, vintage and estate jewelry and watches. This show runs concurrently with JA New York during Jewelry Market Week in New York City.
•	New York Antique Jewelry & Watch Show (“NY AJWS”) — Founded nine years ago, NY AJWS has established itself as a must-attend antique and estate jewelry event that provides access to historical and premium merchandise directly to customers. Categories of jewelry featured include cameos, tennis bracelets, rings, decorative necklaces, brooches, gemstones and pendants.

Other events accounted for 6% of our 2015 current portfolio revenues. Our revenues from Other Events grew at a rate of 20% from 2014 to 2015, while revenues of our current portfolio grew at a rate of approximately 12% during the same period.

Other Marketing Services

Other Marketing Services consist of print publications and digital media products that complement our trade show properties, and generated 8% of our 2015 current portfolio revenues. These profitable print and digital media products are closely aligned with several of our events, and allow us to remain in close contact with, and market to, our existing event audiences throughout the year. Aggregate revenues in this sector grew at a rate of 18% from 2014 to 2015, while revenues from activities constituting our current portfolio declined at a rate of approximately 4% during the same period.

Competition

The trade show industry is highly fragmented, with approximately 9,400 B2B trade shows held per year in the United States according to CEIR, of which a majority are owned by industry associations, accordingly to AMR. Individual trade shows typically compete for attendees and exhibitors only against the other trade shows that are relevant to their industry vertical. The level of competition each of our trade shows faces therefore varies by industry vertical. Based on Stax’ market research, we estimate approximately 95% of our total trade show revenues are generated in industry verticals where we offer the leading trade show.

Other well-established for-profit companies competing in the U.S. trade show industry include Reed Exhibitions, UBM and Informa Exhibitions.

Seasonality

As is typical for the trade show industry, our business is seasonal, with revenue recognized from trade shows typically reaching its highest levels during the first and third quarters of each calendar year, and its trough during the fourth quarter, largely due to the timing of our trade shows. In 2015, 37%, 30% and 6% of our revenue was generated from trade shows during the first, third and fourth quarters, respectively.

Intellectual Property

Our intellectual property and proprietary rights are important to our business. We undertake to strategically and proactively develop our intellectual property portfolio by registering our trademarks. We currently rely primarily on trademark laws to protect our intellectual property rights. We do not own, but have a license to use, certain trademarks belonging to an industry association in connection with our Kitchen & Bath Industry Show. This license runs through 2028.

Employees

As of the date of this prospectus, we had approximately 430 employees. We are not involved in any disputes with our employees and believe that relations with our employees are good. None of our employees are subject to collective bargaining agreements with unions. However, some facilities where we hold our trade shows require our decorators to use unionized labor.

Properties

We have four key offices located in San Juan Capistrano, California; Alpharetta, Georgia; New York, New York; and Culver City, California. We also have several other smaller locations throughout the United States, including in White Plains, New York; Chicago, Illinois; Toledo, Ohio; and Louisville, Kentucky. We lease our offices from third parties on market terms and, in some cases following an acquisition, through transition services agreements with the applicable seller.

Insurance

We maintain insurance policies to cover the principal risks associated with our business, including event cancellation, business interruption, workers’ compensation, directors’ and officers’ liability, workers’ compensation, product liability, auto, property, and umbrella and excess liability insurance. All of our insurance policies are with third-party carriers and syndicates with financial ratings of an A or better. We believe the premiums, deductibles, coverage limits and scope of coverage under such policies are reasonable and appropriate for our business. Event cancellation insurance provides coverage that allows us to refund a proportionate share, relative to the compromised enforced attendance reduction or show closure, of the deposits and booth and sponsorship fees paid to us by exhibitors in the event that we are forced to cancel a trade show or other event for reasons covered by the policies, such as natural disasters, communicable disease, terrorism, or venue closures. Business interruption insurance provides further coverage for our office property leases in cases where we are not able to conduct ongoing business, including sales and event planning. The continued availability of appropriate insurance policies on commercially reasonable terms is important to our ability to operate our business and to maintain our reputation.

Our event cancellation insurance, currently bound through the end of 2018 with guaranteed renewal for 2019, provides 100% indemnity for all of our events’ and conferences’ gross revenues individually and in the aggregate. The coverage has no deductible and covers cancellation, curtailment, postponement, removal to alternative premises, or abandonment, of the event as well as enforced reduced attendance. In addition, coverage extends to include additional promotional and marketing expenses necessarily incurred by us should a covered loss occur. This insurance also extends to cover losses resulting from an outbreak of communicable disease as well as a terrorism endorsement covering an act of terrorism and/or threat of terrorism directed at the insured event or within the United States or its territories.

Legal Proceedings

From time to time, we may be involved in general legal disputes arising in the ordinary course of our business. We are not currently involved in legal proceedings that could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers, Significant Employees and Directors

The following table sets forth information about our executive officers, significant employees and directors, including their ages as of December 1, 2016.

Name	Age	Position
David Loechner	56	Chief Executive Officer and President; Director
Philip Evans	54	Chief Financial Officer
William Charles	46	Chief Information Officer
Darrell Denny	58	Executive Vice President
Christopher McCabe	51	Executive Vice President
Joseph Randall	59	Executive Vice President
Karalynn Sprouse	47	Executive Vice President
John McGeary	52	Senior Vice President
David Gosling	41	Senior Vice President, General Counsel and Secretary
Lori Jenks	58	Senior Vice President—Operations
Teresa Reilly	45	Senior Vice President—Digital
Joanne Wheatley	53	Senior Vice President—Marketing Services
Eileen Deady	42	Vice President—Human Resources
Konstantin Gilis	43	Chairman of the Board and Director
Michael Alicea	49	Director
Todd Hyatt	56	Director
Amir Motamedi	35	Director
Jeffrey Naylor	58	Director

David Loechner.   Mr. Loechner has served as our Chief Executive Officer and President since August 2013 and as President since June 2010, and has been a member of the Board since June 2013. As Chief Executive Officer and President, Mr. Loechner oversees our portfolio of trade shows and conferences as well as leading industry publications and digital products. Between 2006 and June 2010, Mr. Loechner served as our Senior Vice President. Mr. Loechner has over 33 years of industry experience and holds a B.A. from Principia College. Mr. Loechner was selected to serve on our board of directors due to his business experience and current service as our Chief Executive Officer.

Philip Evans.   Mr. Evans joined us as Chief Financial Officer and Treasurer in October 2013. Prior to joining the Company, Mr. Evans was Chief Financial Officer at ProQuest LLC from 2009 to 2013. Mr. Evans oversees all of our financial aspects including budgeting, forecasting, accounting, debt raising and cash flow management, tax planning, M&A activities, investor relations and regulatory and financial reporting. Mr. Evans is an experienced CFO driving performance improvements and strengthening the business with metrics, process and controls. Mr. Evans has over 30 years of experience in financial roles and holds a B.A. Honors from Lancaster University, UK. Mr. Evans is a member of the Institute of Chartered Accountants in England and Wales.

William Charles.   Mr. Charles has led our information technology (“IT”) operations since joining us in August 2013, and was promoted to our Chief Information Officer beginning in January 2014. Prior to joining the Company, Mr. Charles was a senior executive in IT at Pacific Sunwear from 2004 to 2013. Mr. Charles oversees all aspects of our IT infrastructure and systems. Mr. Charles has over 23 years of industry experience and has an M.B.A. from Babson College and an undergraduate degree from the University of Connecticut.

Darrell Denny.   Mr. Denny has served as Executive Vice President since April 2014. From June 2010 to March 2014 Mr. Denny served as our Senior Vice President—Sports & Business Development. From September 2000 to December 2009, Mr. Denny served as Executive Vice President of Penton Media. Mr. Denny has over 31 years of industry experience and holds a B.A. from Texas State University—San Marcos.

Christopher McCabe.   Mr. McCabe has served as Executive Vice President since April 2014. From October 2010 to March 2014 Mr. McCabe served as our Senior Vice President—Photography & Jewelry. From February 2008 to October 2010, Mr. McCabe served as our Vice President—Merchandise. Mr. McCabe sits on the board of directors of the International Association of Exhibitions and Events. Mr. McCabe has over 27 years of industry experience and holds an M.B.A. from Iona College and a B.A. from College of the Holy Cross.

Joseph Randall.   Mr. Randall has served as an Executive Vice President since April 2014. From 2006 to March 2014 Mr. Randall served as our Senior Vice President—Building, Design, Healthcare, Military & Apparel. Mr. Randall has over 34 years of industry experience and holds an A.B. from the University of Georgia.

Karalynn Sprouse.   Ms. Sprouse has served as an Executive Vice President since June 2014. Ms. Sprouse joined Emerald Expositions in August 2013, serving as Senior Vice President of the General Merchandise and International Sourcing Group. From 2007-2013, Ms. Sprouse served as Vice President for UBM Advanstar’s Fashion Group, MAGIC International. Prior to that, Ms. Sprouse spent 15 years in publishing, most recently she was Vice President of Advertising for the Los Angeles News Group, a division of Media News Group. Ms. Sprouse sits on the board of directors of Fashion Business Inc. Ms. Sprouse has over 22 years of experience in publications, events and trade shows.

John McGeary.   Mr. McGeary joined Emerald Expositions in 2013 and has served as Senior Vice President since March 2015. Mr. McGeary is a 20-year veteran of the trade show, event and media industries. Mr. McGeary started his career in marketing and sales at Dun & Bradstreet before becoming a Sales Executive at Reed Exhibitions. Mr. McGeary was also part of the Business Development Team that produced three new events including New York Comic Con and the New York Anime Festival. Mr. McGeary also managed the Canadian office for Reed Exhibitions, which led to managing the PGA Merchandise Show in the United States and Canada. Mr. McGeary has a M.B.A. from the University of Bridgeport and his B.S. in Business Administration from Marist College.

David Gosling.   Mr. Gosling serves as our Senior Vice President, General Counsel and Secretary; he joined us shortly following our acquisition by Onex in July 2013. Mr. Gosling oversees all aspects of the business of a legal or corporate nature, including merger & acquisition transactions, commercial contracts, corporate governance and Board matters, equity plans and agreements, debt agreements, financial reporting obligations and litigation. Prior to joining us, Mr. Gosling had over ten years’ experience, having worked as an attorney in private practice from 2012 to July 2013 and from 2005 through 2011 as Corporate Counsel and Business Development Manager for Oakley, Inc., prior to which he was employed by the international law firm of Latham & Watkins LLP. Mr. Gosling is a graduate of Stanford Law School in Stanford, California.

Lori Jenks.   Ms. Jenks has served as Senior Vice President—Operations since April 2014. From June 2008 to March 2014 Ms. Jenks served as our Vice President—Operations. From September 2000 to May 2008, Ms. Jenks served as Group Operations Director of VNU. Ms. Jenks has over 24 years of trade show industry event/conference experience. Ms. Jenks is certified in Business Process Improvement and is a certified Six Sigma Green Belt.

Teresa Reilly.   Ms. Reilly has served as Senior Vice President—Digital since April 2014. From January 2009 to March 2014 Ms. Reilly served as our Vice President—Digital. From 2007 to 2008, Ms. Reilly served as Vice President—Online Marketing & Operations of MediZine, LLC. Ms. Reilly has over 15 years of digital experience and holds an M.B.A. from Fordham University and a B.S. from Fairfield University.

Joanne Wheatley.   Ms. Wheatley has served as our Senior Vice President—Marketing Services since November 2015. From June 2010 to October 2015, Ms. Wheatley served as our Vice President – Marketing Services, from July 2009 to May 2010, Ms. Wheatley served as our Vice President— Marketing and between January 2001 and June 2009, she served as our Vice President—Audience Marketing. Ms. Wheatley has over 27 years of industry experience and holds a B.S. from Fairleigh Dickinson University.

Eileen Deady.   Ms. Deady has served for 10 years in positions of increasing seniority within Nielsen’s human resources department, most recently serving as our Vice President—Human Resources since September 2013. Ms. Deady oversees all aspects of the Company’s human resources and payroll functions and has over 14 years of industry experience. She holds a Bachelor’s Degree in Communications from the University of Scranton in Pennsylvania.

Konstantin Gilis.   Mr. Gilis has been a member of the Board since June 2013, its Chairman since June 2013 and has served on the Audit Committee and the Compensation Committee of the Board. Mr. Gilis is a Managing Director at Onex, focusing on the industrial products and business services sectors. Mr. Gilis currently also serves on the board of directors of Clarivate Analytics and WireCo Worldgroup. Prior to joining Onex in 2004, Mr. Gilis worked at Willis Stein & Partners, a Chicago-based private equity firm, and was a management consultant at Bain & Company in the firm’s Toronto, Canada and Johannesburg, South Africa offices. Mr. Gilis holds an M.B.A. from Harvard Business School and a B.S. from The Wharton School of the University of Pennsylvania. Mr. Gilis’ experience in a variety of strategic and financing transactions and investments qualifies him to serve as a member of our board of directors. His high level of financial expertise is a valuable asset to our board of directors. As an executive with Onex, our controlling shareholder, he has extensive knowledge of our business.

Michael Alicea.   Mr. Alicea has been a member of the Board and the Chairman of the Compensation Committee of the Board since December 2015. Mr. Alicea is presently the Executive Vice President of Global Human Resources for The Nielsen Company. Mr. Alicea is responsible for all human resources activities across the Global Business Services (GBS), Entertainment and Business Development groups at The Nielsen Company, and, since 1995, has held a variety of leadership roles within The Nielsen Company in human resources, communications and operations. Overall, he possesses a strong background in a broad range of human resources, communications, operations and M&A disciplines. Mr. Alicea currently serves on the Board of Directors for the Emma Bowen Foundation, which is dedicated to preparing minority youth for careers in the media industry, and is Co-Chair of The Nielsen Company’s External Advisory Board. He holds a B.B.A. in Human Resources & Organizational Management and has completed graduate coursework in Business Policy at Baruch College. Mr. Alicea has developed a high degree of familiarity with our operations, risks, and opportunities through his experience at Emerald Expositions both before and after the Onex Acquisition.

Todd Hyatt.   Mr. Hyatt has been a member of the Board and the Audit Committee of the Board since December 2015. Mr. Hyatt is currently Executive Vice President and Chief Financial Officer for IHS Markit, Inc., a leading Information Services Company focused on capital intensive industries including energy, automotive and financial services. Mr. Hyatt has worked at IHS since 2005 and has also served as Senior Vice President and Chief Information Officer, Senior Vice President Financial Planning and Analysis and Chief Financial Officer for the Company’s engineering segment. Prior to joining IHS, Mr. Hyatt served as Vice President for Lone Tree Capital Management, a private equity firm. During his career, he has also worked for U S WEST / MediaOne where he was an Executive Director in the Multimedia Ventures organization and for AT&T. He started his career in public accounting, working at Arthur Young and Arthur Andersen. Mr. Hyatt holds a Masters in Management from Purdue University and a B.S. in Accounting from the University of Wyoming. Mr. Hyatt’s extensive management experience enables him to provide us with strategic sales and marketing guidance and experience in establishing and executing on short and long-term strategic plans.

Amir Motamedi.   Mr. Motamedi has been a member of the Board and has served on the Audit Committee and the Compensation Committee since June 2013. Mr. Motamedi is a Principal at Onex where he focuses on industrials and business services opportunities. Mr. Motamedi currently also serves on the board of directors of Clarivate Analytics and BBAM. Prior to joining Onex, Mr. Motamedi worked at Goldman, Sachs & Co. Mr. Motamedi holds a B.A. and a B. Comm. from McGill University. Mr. Motamedi’s experience in a variety of strategic and financing transactions and investments qualifies him to serve as a member of our board of directors. As a Principal at Onex, our controlling shareholder, Mr. Motamedi has extensive knowledge of our business as well as the markets in which we operate.

Jeffrey Naylor.   Mr. Naylor has been a member of the Board and the Chairman of the Audit Committee of the Board since August 2013, and has been a member of the Compensation Committee of the Board since December 2015. He has served as Managing Director of Topaz Consulting, LLC, a financial consulting firm, since he founded the company in April 2014. Prior to that, from 2004 through 2014, Mr. Naylor held multiple leadership positions with the TJX Companies, including Senior Corporate Advisor, Chief Financial Officer, Chief Administrative Officer, Chief Business Development Officer, and Senior Executive Vice President. Prior to that, he served as Chief Financial Officer of Big Lots, Inc. from 2001 to 2004. Mr. Naylor also serves on the Board of Directors of Synchrony Financial, a consumer financial services company. He earned an M.B.A. and a B.A. in Economics and Political Science from the J.L. Kellogg Graduate School of Management, Northwestern University. Mr. Naylor brings his significant financial and accounting expertise to his role on the Board of Directors, including considerable experience in the retail industry and multi-year experience in executive management.

Board Composition

Our board of directors will consist of              directors upon completion of this offering. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, at the time that our

Class A Common Stock is listed on the          , our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of shareholders, holders of Class A and Class B shares, voting as a single class, will elect the successors to directors whose terms then expire. These directors will be elected to serve from the time of election and qualification until the third annual meeting following such election. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—The interests of our controlling shareholder may conflict with your interests.”

Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of shareholders to be held in 2018;
•	the Class II directors will be and , and their terms will expire at the annual meeting of shareholders to be held in 2019; and
•	the Class III directors will be and , and their terms will expire at the annual meeting of shareholders to be held in 2020.

The classification of the board of directors may have the effect of delaying or preventing changes in control of our company. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Leadership Structure of the Board of Directors

Our board of directors currently separates the roles of Chief Executive Officer and Chairman. These positions are currently held by David Loechner, as our Chief Executive Officer, and Konstantin Gilis, as the Chairman. We believe this leadership structure is appropriate for our company due to the differences between the two roles. The Chief Executive Officer is responsible for setting our strategic direction, providing day-to-day leadership and managing our business, while the Chairman provides guidance to the Chief Executive Officer, chairs board meetings and provides information to the members of our board of directors in advance of such meetings. In addition, separating the roles of Chief Executive Officer and Chairman allows the Chairman to provide oversight of our management.

Director Independence and Controlled Company Exception

Our board of directors has affirmatively determined that              and              are independent directors under the rules of the              and independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

After completion of this offering, we expect that Onex will continue to control the majority of the combined voting power of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the rules of the stock exchange upon which our common stock will be listed. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;
•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Following this offering, we intend to utilize certain of these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the applicable stock exchange rules. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—We are a “controlled company” within the meaning of the                 rules of the and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.”

Committees of the Board of Directors

Upon the listing of our Class A Common Stock on the                , our board of directors will have three committees: the audit committee, the compensation committee and the nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The expected composition and functions of the audit committee, compensation committee and nominating and corporate governance committee are described below. Members will serve on committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of the audit committee are Jeffrey Naylor, as Chairman, Todd Hyatt, Amir Motamedi and Konstantin Gilis.             qualifies as our “audit committee financial expert” within the meaning of regulations adopted by the SEC. Our board of directors has also determined that              and             are “independent” as defined under the              rules and the Exchange Act and rules and regulations promulgated thereunder. The audit committee recommends the annual appointment and reviews independence of auditors and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, related party transactions and investigations into matters related to audit functions. The audit committee is also responsible for overseeing risk management on behalf of our board of directors. See “—Risk Oversight.”

Compensation Committee

The members of the compensation committee are Michael Alicea, as Chairman, Jeffrey Naylor, Konstantin Gilis and Amir Motamedi. The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements and authorize our company to enter into employment and other employee-related agreements.

Nominating and Corporate Governance Committee

Upon the listing of our Class A Common Stock, the members of the nominating and corporate governance committee will be                . The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become board members, makes recommendations for nominees for committees, and develops, recommends to the board of directors and reviews our corporate governance principles.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) of any other company.

Risk Oversight

Our board of directors administers its risk oversight function primarily through the audit committee. To that end, our audit committee meets at least quarterly with our Chief Financial Officer and our independent registered public accounting firm where it receives regular updates regarding our management’s assessment of risk exposures including liquidity, credit and operational risks and the process in place to monitor such risks and review results of operations, financial reporting and assessments of internal controls over financial reporting. Our board of directors believes that its administration of risk management has not affected the board’s leadership structure, as described above.

Code of Ethics

We have adopted a code of ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and employees, known as the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics will be available on our website at

http://www.emeraldexpositions.com under “Investor Relations” following the listing of our Class A Common Stock. In the event that we amend or waive certain provisions of the Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose the same on our website. Our website is not part of this prospectus.

EXECUTIVE COMPENSATION

2015 Summary Compensation Table

The following table sets forth the portion of compensation paid to the named executive officers that is attributable to services performed during the fiscal year ended December 31, 2015.

Name and Principal Position(1)	Year	Salary ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
David Loechner, President and Chief Executive Officer	2015
Philip Evans, Chief Financial Officer and Treasurer	2015
Joseph Randall, Executive Vice President	2015
(1)	The amounts included in the “Salary” column represent base salary earned by Messrs. Loechner, Evans and Randall, (x) for the period beginning on January 1, 2015 and ending on April 30, 2015, at an annual rate of $ , $ and $ , respectively, and (y) for the period beginning on May 1, 2015 and ending on December 31, 2015, at an annual rate of $ , $ and $ , respectively.
(2)	The amounts included in the “Non-Equity Incentive Plan Compensation” column represent the named executive officers’ annual performance bonuses earned in respect of 2015, which were based on 2015 performance targets as described below in the section entitled “Performance Based Annual Cash Incentives.”
(3)	The amounts included in the “All Other Compensation” column represent matching contributions made to our 401(k) Savings Plan on behalf of the named executive officers.

Narrative Disclosure to Summary Compensation Table

Elements of Compensation

In 2015, we compensated our named executive officers through a combination of base salary and annual cash incentives.

Base Salary

The 2015 base salaries for each of our named executive officers were set by the Compensation Committee (the “Committee”) and increased effective May 1, 2015 pursuant to merit increases as determined by the Committee to be appropriate in light of the named executive officers’ contributions to the Company. Base salaries for our named executive officers are typically reviewed by the Committee on an annual basis.

Performance Based Annual Cash Incentives

In 2015, each of our named executive officers was eligible to receive an annual cash bonus under the Company’s 2015 Annual Incentive Plan (the “Annual Incentive Plan”), which is administered by the Committee. Mr. Loechner was eligible to earn a target bonus of $          based upon achievement of Company revenues and Company EBITDA targets, weighted    % and    %, respectively. Mr. Evans was eligible to earn a target bonus of $          based upon achievement of Company revenues and Company Adjusted EBITDA targets, weighted    % and    %, respectively. Mr. Randall was eligible to earn a target bonus of $          based upon achievement of his portfolio’s revenues, his portfolio’s contribution margin, Company revenues and Company Adjusted EBITDA targets, weighted    %,    %,    % and    %, respectively. References to Mr. Randall’s portfolio include the trade shows and publications over which Mr. Randall has oversight and responsiblity. Pursuant to the terms of the Annual Incentive Plan, for each Company performance metric, a participant must achieve at least 90% of the performance metric’s target level in order to earn a payout of 50% of the participant’s target payout amount and may earn a maximum payout of 400% of the participant’s target payout amount for that metric if performance achieved is at least 130% of the performance metric’s target level. No payout on a particular metric shall be made if achievement is less than 90% of the metric’s target level.

For 2015, the Committee determined that performance was achieved as to the performance targets under the Annual Incentive Plan as follows: Mr. Randall’s portfolio’s revenues, 98.4%; Mr. Randall’s portfolio’s contribution margin, 98.7%; Company revenues, 98.8%; and Company Adjusted EBITDA, 99.8%. Based on their contributions in 2015, including the successful completion of the GLM acquisition integration and the completion of an additional four tuck-in acquisitions, the Committee determined it was appropriate to upwardly adjust the bonuses for Messrs. Loechner and Evans by $          and $         , respectively.

Long Term Incentives

We maintain the 2013 Option Plan for the purpose of granting options to acquire common stock to our employees, including the named executive officers. We believe that the granting of long-term equity compensation is important to ensure that the interests of management align with those of our shareholders. We have periodically granted equity awards in the form of stock options, with the last grants to our named executive officers made in 2014. For 2015, the Committee determined that these stock options granted to our named executive officers in prior years were sufficient to ensure such continued alignment and therefore did not make any equity grants in 2015.

Agreements with Named Executive Officers

David Loechner

On June 17, 2013, the Company entered into an agreement with Mr. Loechner to serve as Chief Executive Officer of the Company (the “CEO Agreement”), which provides for an initial five-year term commencing on June 17, 2013, subject to automatic one-year renewal terms thereafter unless either party provides at least 30 days’ advance written notice prior to the end of the then current term of its intent not to renew the term. The CEO Agreement provides that Mr. Loechner will receive an initial annual base salary of $360,000, subject to increase (but not decrease) at the discretion of the Board (or committee thereof) and shall be eligible to receive an annual bonus, with a target annual bonus equal to $260,000, subject to satisfaction of performance goals set annually by the Board. The CEO Agreement also provides that Mr. Loechner is eligible to participate in all benefit programs for which other senior executives of the Company are generally eligible. In addition, the CEO Agreement provide for severance payments upon certain terminations of employment, as described below under “Payments upon Certain Events of Termination or Change in Control.”

Upon the termination of Mr. Loechner’s employment with the Company for any reason, Mr. Loechner shall be entitled to (i) payment of any base salary earned but unpaid through the date of termination, (ii) earned but unpaid annual bonus for calendar years completed prior to the termination date (payable in the ordinary course), (iii) unused vacation days paid out at a per-business-day base salary rate, (iv) additional vested benefits (if any) in accordance with the applicable terms of applicable Company arrangements and (v) any unreimbursed expenses; provided, however, that if Mr. Loechner’s employment hereunder is terminated (x) by the Company for cause (as defined in the CEO Agreement) or (y) by Mr. Loechner voluntarily without Good Reason (as defined in the CEO Agreement) and not for death or disability, then any annual bonus earned in respect of a prior calendar year, but not yet paid or due to be paid, shall be forfeited.

The CEO Agreement provides that the executive is subject to a perpetual confidentiality covenant and that both the Company and the executive are subject to a perpetual non-disparagement covenant.

Philip Evans

On July 14, 2014, the Company entered into an agreement with Mr. Evans to serve as Chief Financial Officer of the Company (the “CFO Agreement”), which provides for an initial five-year term commencing on July 14, 2014, subject to automatic one-year renewal terms thereafter unless either party provides at least 30 days’ advance written notice prior to the end of the then current term of its intent not to renew the term. The CFO Agreement provides that Mr. Evans will receive an initial annual base salary of $350,000, subject to increase (but not decrease) at the discretion of the Board (or committee thereof) and shall be eligible to receive an annual bonus, subject to satisfaction of performance goals set annually by the Board. The CFO Agreement also provides that Mr. Evans is eligible to participate in all benefit programs for which other senior executives of the Company are generally eligible. In addition, the CFO Agreement provides for severance payments upon certain terminations of employment, as described below under “Payments upon Certain Events of Termination or Change in Control.”

Upon the termination of Mr. Evans’s employment with the Company for any reason, Mr. Evans shall be entitled to (i) payment of any base salary earned but unpaid through the date of termination, (ii) earned but unpaid annual bonus for calendar years completed prior to the termination date (payable in the ordinary course), (iii) unused vacation days paid out at a per-business-day base salary rate, (iv) additional vested benefits (if any) in accordance with the applicable terms of applicable Company arrangements and (v) any unreimbursed expenses; provided, however, that if Mr. Evans’s employment hereunder is terminated (x) by the Company for cause (as defined in the CFO Agreement) or (y) by Mr. Evans voluntarily without Good Reason (as defined in the CFO Agreement) and not for death or disability, then any annual bonus earned in respect of a prior calendar year, but not yet paid or due to be paid, shall be forfeited.

The CFO Agreement provides that the executive is subject to a perpetual confidentiality covenant and that both the Company and the executive are subject to a perpetual non-disparagement covenant.

Joseph Randall

Mr. Randall is not a party to an employment agreement. However, pursuant to his stock option agreements dated June 18, 2014, February 26, 2014 and September 4, 2013, Mr. Randall is subject to perpetual confidentiality and non-disparagement covenants, and non-solicitation and non-competition covenants for the 12-month period following termination of employment with the Company.

Outstanding Equity Awards At 2015 Fiscal Year-End

The following table summarizes the number of securities underlying the equity awards held by each of the named executive officers as of the fiscal year ended December 31, 2015.

Option Awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date
David Loechner			1,000	7/19/2023
			1,500	7/19/2023
			2,000	7/19/2023
			1,000	2/26/2024
			1,000	4/22/2024
			1,500	4/22/2024
			2,000	4/22/2024
			1,300	12/15/2024
			1,500	12/15/2024
			2,000	12/15/2024
Philip Evans			1,000	11/6/2023
			1,500	11/6/2023
			2,000	11/6/2023
			1,000	2/26/2024
			1,000	4/22/2024
			1,500	4/22/2024
			2,000	4/22/2024
			1,300	12/15/2024
			1,500	12/15/2024
			2,000	12/15/2024
Joseph Randall			1,000	9/4/2023
			1,500	9/4/2023
			2,000	9/4/2023
			1,000	2/26/2024
			1,000	6/18/2024
			1,500	6/18/2024
			2,000	6/18/2024

(1)	The options shown in this row were granted with a five year vesting schedule, and will continue to vest in three remaining equal installments on July 19, 2016, July 19, 2017 and July 19, 2018.
(2)	The options shown in this row were granted with a five year vesting schedule, and will continue to vest in four remaining equal installments on February 26, 2016, February 26, 2017, February 26, 2018 and February 26, 2019.
(3)	The options shown in this row were granted with a five year vesting schedule, and will continue to vest in four remaining equal installments on April 22, 2016, April 22, 2017, April 22, 2018 and April 22, 2019.
(4)	The options shown in this row were granted with a five year vesting schedule, and will continue to vest in four remaining equal installments on December 15, 2016, December 15, 2017, December 15, 2018 and December 15, 2019.
(5)	The options shown in this row were granted with a five year vesting schedule, and will continue to vest in three remaining equal installments on November 6, 2016, November 6, 2017 and November 6, 2018.
(6)	The options shown in this row were granted with a five year vesting schedule, and will continue to vest in three remaining equal installments on September 4, 2016, September 4, 2017 and September 4, 2018.
(7)	The options shown in this row were granted with a five year vesting schedule, and will continue to vest in four remaining equal installments on June 18, 2016, June 18, 2017, June 18, 2018 and June 18, 2019.

Additional Narrative Disclosure

Retirement Benefits

We maintain a tax-qualified Section 401(k) retirement savings plan that provides for employee contributions and employer matching contributions equal to 50% of salary deferrals up to 6% of a participant's compensation. Our named executive officers are eligible to participate in our tax-qualified Section 401(k) retirement savings plan on the same basis as other employees who satisfy the plan's eligibility requirements, including requirements relating to age and length of service. Under this plan, participants may elect to make pre-tax contributions not to exceed the applicable statutory income tax limitation, which, subject to certain exceptions, was $18,000 for calendar year 2015. Participants are fully vested in their own contributions and vest in the company matching contributions after three years of service.

Our compensation program does not include any other material benefits or perquisites for our named executive officers.

Payments upon Certain Events of Termination or Change in Control

Pursuant to the terms of the Employment Agreements, Messrs. Loechner and Evans are entitled to receive certain payments in connection with certain termination events.

In the event of a termination of employment for any reason, each of Messrs. Loechner and Evans is entitled to payment of any earned but unpaid base salary, unused vacation days, other vested benefits in accordance with the applicable employee benefit plan, unreimbursed business expenses and (except in the case of a termination by the Company for cause, by the executive without good reason or other than due to death or disability (as defined in the applicable Employment Agreement)) earned but unpaid annual bonus for fiscal years completed prior to the termination date.

In addition, upon a termination of employment other than for cause, death, or disability, or upon a termination for good reason, and subject to the execution and non-revocation of a general release of claims against the Company, each of Messrs. Loechner and Evans is entitled to receive over the 12-month period following termination of employment (the “Severance Period”) (x) severance payments in an amount equal to the sum of annual base salary and target bonus opportunity and (y) to the extent permitted pursuant to the applicable plans, continuation on the same terms as an active employee for himself and his dependents of medical insurance benefits, provided, however, that such benefits continuation shall cease if the executive becomes eligible for medical benefits from a subsequent employer prior to the end of the Severance Period. If the Company is unable to obtain the coverage described in the foregoing sentence, during the Severance Period, the Company shall pay the executive a monthly payment equal to the monthly amount the Company would have paid had the executive continued participation in the Company’s medical plan. Upon a termination of employment due to the executive’s death or disability, each of Messrs. Loechner and Evans is entitled to receive a cash amount equal to his pro-rata bonus for the year of termination.

Pursuant to his stock option agreement effective as of September 4, 2013, in the event of Mr. Randall’s termination of employment other than for cause (as defined in the 2013 Option Plan), Mr. Randall is entitled to receive over the 12-month period following termination of employment severance payments in an amount equal to his base salary at the rate in effect immediately prior to the termination.

Pursuant to the terms of the applicable option agreements, in the event of a change in control (as defined in the 2013 Option Plan), each named executive officer’s outstanding options shall vest in full and become fully exercisable.

In addition, each of our named executive officers is party to a deal success bonus agreement (each, a “Sale Bonus Agreement”) with the Company which provides for payment of a deal success bonus in the event of a Sale (as defined in the Sale Bonus Agreement) in the amount of $           for each of Messrs. Loechner and Evans and $ for Mr. Randall (each, a “Sale Bonus”), which Sale Bonus shall be paid (x) 50% within ten days of the closing of a Sale and (y) 50% on the earlier to occur of (i) the six-month anniversary of the closing of a sale and (ii) the executive’s termination of employment without cause (as defined in the Sale Bonus Agreement). If the executive’s employment is terminated prior to the Sale closing date for any reason, the executive will not be entitled to any portion of the Sale Bonus. If the executive is terminated for any reason (other than by the Company without cause) following a Sale but prior to the six-month anniversary of the Sale closing date, the executive shall not be entitled to the portion of the Sale Bonus described in clause (y) above. Payment of the Sale Bonus will not be triggered by the offering described in this prospectus, and the Sale Bonus Agreements will continue to be in place with our named executive officers as described above.

2015 Director Compensation

The Company does not currently pay cash compensation to its directors who are employed by either the Company or Onex for their services as directors. For 2015, the Company’s outside director, Mr. Naylor, received an annual retainer of $90,000 for his service on the Board, with $45,000 paid in cash and $45,000 in Company stock, plus an Audit Committee member retainer of $10,000.

Shown below is information regarding the compensation for each member of the Board for year ended December 31, 2015, other than the compensation for Mr. Loechner which is reported above in the Summary Compensation Table.

Name	Fees Earned or Paid in Cash ($)	Stock Awards		Total ($)
Konstantin Gilis	—	—		—
David Loechner	—	—		—
Amir Motamedi	—	—		—
Jeffrey Naylor(1)			(2)
(1)	As of December 31, 2015, Mr. Naylor held outstanding options to purchase shares, of which were vested and were unvested.
(2)	This amount reflects the aggregate grant date fair value of the shares received by Mr. Naylor during 2015.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of           , and as adjusted to reflect the sale of our Class A Common Stock being offered by us in this offering, by:

•	each person or entity who is known by us to beneficially own more than 5% of our Class A or Class B Common Stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our directors and executive officers as a group.

Assuming no exercise of the underwriters’ option to purchase additional shares, the ownership percentages are based on      shares of common stock outstanding, and assuming full exercise of the underwriters’ option to purchase additional shares, the ownership percentages are based on      shares of common stock outstanding.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or shareholder listed in the table below. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or direct the voting of such security, or “investment power”, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after            , including any shares of our common stock subject to an option that is exercisable within 60 days after            . More than one person may be deemed to be a beneficial owner of the same securities.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o Expo Event Holdco, Inc., 31910 Del Obispo Street, San Juan Capistrano, California 92675.

	Before the Offering				After the Offering
					Assuming No Exercise of Underwriters’ Option		Assuming Full Exercise of Underwriters’ Option
Name of Beneficial Owner	Number of Shares of Class A Common Stock Beneficially Owned	Number of Shares of Class B Common Stock Beneficially Owned	% of Class/All Common Stock	% of Voting Power	% of Class/All Common Stock Beneficially Owned	% of Voting Power	% of Class/All Common Stock Beneficially Owned	% of Voting Power
5% Shareholders
Onex(1)
Named Executive Officers and Directors
David Loechner
Philip Evans
Konstantin Gilis
Amir Motamedi
Jeffrey Naylor
Michael Alicea
Todd Hyatt
All executive officers and directors as a group ( persons)
*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)	Includes: (i) shares of common stock held by Onex American Holdings II LLC, (ii) shares of common stock held by Expo EI LLC, (iii) shares of common stock held by Expo EI II LLC, (iv) shares of common stock held by Onex US Principals LP, (v) shares of common stock held by Onex Partners III LP, (vi) shares of common stock held by Onex Partners III PV LP, (vii) shares of common stock held by Onex Partners III Select LP, (viii) shares of common stock held by Onex Partners III GP LP and (ix) shares of common stock held by ON Subco LLC. The address for Onex Corporation is 161 Bay Street, Toronto, ON M5J 2S1.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationships and Related Party Transactions

The following disclosures represent summaries of certain provisions of our agreements with related parties, and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

Shareholders’ Agreement

Various Onex entities and certain members of our management and our board of directors who have invested in our common stock entered into a shareholders’ agreement, dated July 19, 2013, with respect to such investment (the “Shareholders’ Agreement”). The Shareholders’ Agreement contains, among other things, certain restrictions on the parties’ ability to freely transfer shares of our common stock. In addition, Onex has the right to appoint two members of our board of directors, and to approve other members of our board of directors. The shareholders’ agreement also provides that Onex-appointed directors have greater voting rights than other members of our board of directors. The Shareholders’ Agreement also provides for tag-along rights, drag-along rights and preemptive rights.

Registration Rights Agreement

We, Onex and certain of our executive officers also entered into a registration rights agreement dated July 19, 2013, as amended, in connection with the Onex Acquisition. Pursuant to the registration rights agreement, upon the closing of this offering and subject to the terms of the lock-up agreement they have entered into with the representatives of the underwriters, holders of a total of           shares of our common stock as of           (on a fully diluted basis, after giving effect to the stock split and this offering), will have the right to require us to register their shares under the Securities Act under specified circumstances. After registration pursuant to these rights, in most cases these shares will become freely tradable without restriction under the Securities Act.

Demand Registrations

Subject to certain restrictions, at any time after 180 days following this offering, or 120 days following the effective date of any subsequent registration statement that we file (other than registration statements on Forms S-4 or S-8), we have agreed that, upon request, we will register all or a portion of Onex’ common stock for sale under the Securities Act. We will effect the registration as requested in writing by Onex, unless in the good faith judgment of our board of directors, such registration would materially and adversely interfere with certain transactions involving the Company and should be delayed. Onex has the right to demand that we file a registration statement pursuant to these demand provisions on up to five occasions on Form S-1; however, Onex is entitled to make an unlimited number of demands for registration on Form S-3 if and when we become eligible to use such form.

Piggyback Registrations

In addition, if at any time we register any shares of our common stock (other than pursuant to registrations on Form S-4 or Form S-8), Onex and certain other holders of shares of our common stock having registration rights are entitled to prior notice of the registration and to include all or a portion of their common stock in the registration.

Employment Agreements

On June 17, 2013, we entered into an employment agreement with our Chief Executive Officer and on July 14, 2014, we entered into an employment agreement with our Chief Financial Officer. See “Executive Compensation—Agreements with Named Executive Officers.” From time to time, we may also enter into employment agreements or compensation arrangements with other senior management or key employees.

Management Agreement

On June 17, 2013, we entered into a management agreement with Onex, pursuant to which we have paid Onex a total of $0.1 million and $1.1 million for the years ended December 31, 2015 and 2014, respectively, for certain services provided by them to us in connection with certain acquisitions, including out-of-pocket expenses. In addition, we paid a $2.0 million transaction fee to Onex in the year ended December 31, 2013 in connection with the Onex Acquisition. For each of the years ended December 31, 2015, 2014 and 2013, we also paid an annual management fee of $0.8 million (pro rated for the post-Onex Acquisition period in 2013) to Onex pursuant to the management agreement for certain management services performed by Onex on our behalf, as well as certain out-of-pocket expenses incurred in connection with the performance of such services. The management agreement will be terminated in connection with this offering.

Indemnification Agreements

Prior to the completion of this offering, we will enter into indemnification agreements with each of our directors and certain of our officers. These indemnification agreements provide those directors and officers with contractual rights to indemnification and expense advancement which are, in some cases, broader than the specific indemnification provisions contained under Delaware law. We believe that these indemnification agreements are, in form and substance, substantially similar to those commonly entered into in transactions of like size and complexity sponsored by private equity firms.

Policies and Procedures for Related Party Transactions

Prior to the completion of this offering, we expect that our board of directors will adopt a policy providing that the audit committee will review and approve or ratify transactions in excess of $120,000 of value in which we participate and in which a related party has or will have a direct or indirect material interest. Under this policy, our board of directors is to obtain all information it believes to be relevant to the review and approval or ratification of these transactions. After consideration of the relevant information, the audit committee is to approve only those related party transactions that the audit committee believes are, on their terms, taken as a whole, similar to third-party transactions and that the audit committee determines are not inconsistent with our best interests. In particular, our policy with respect to related party transactions will require our audit committee to consider the benefits to us, the impact on a director’s independence in the event the related party is a director, an immediate family member of a director or an entity in which a director has a position or relationship, the availability of other sources for comparable products or services, the terms of the transaction and the terms available to unrelated third parties or to employees generally. A “related party” is any person who is or was one of our executive officers, directors or director nominees or is a holder of more than 5% of our common stock, or their immediate family members or any entity owned or controlled by any of the foregoing persons. All of the transactions described above were entered into prior to the adoption of this policy.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective prior to the consummation of this offering. The following is only a summary and is qualified by applicable law and by the provisions of the amended and restated certificate of incorporation and amended and restated bylaws and other agreements, copies of which are available as set forth under the caption entitled “Where You Can Find More Information.”

General

At the time of this offering, our authorized capital stock will consist of:

•	shares of Class A Common Stock, par value $0.01 per share,
•	shares of Class B Common Stock, par value $0.01 per share, and
•	shares of preferred stock, par value $0.01 per share.

Of the           authorized shares of Class A Common Stock, pursuant to this offering we are offering           shares. On the closing of this offering, if the underwriters’ option is not exercised,           shares of Class A Common Stock will be outstanding;           shares of Class B Common Stock will be outstanding and held by the Onex entities, our named executive officers, our directors and certain other employees; we will have commitments to issue an additional approximately           shares of Class A Common Stock under our equity incentive plans; and there will be no shares of preferred stock outstanding. If the underwriters’ option is exercised in full, the number of shares of Class A Common Stock outstanding will increase by          .

We refer to our Class A Common Stock and our Class B Common Stock together as our “common stock.”

Our Controlling Shareholder

After this offering, Onex will control   % of our combined voting power (  % if the underwriters’ option is exercised in full). Accordingly, Onex will exercise a controlling influence over our business and affairs and will have the power to determine all matters submitted to a vote of our shareholders, including the election of directors, the removal of directors with or without cause, and the approval of significant corporate transactions such as amendments to our certificate of incorporation, mergers, and the sale of all or substantially all of our assets. Onex could initiate corporate action even if its interests conflict with the interests of our other shareholders. This concentration of voting power could deter or prevent a change in control of us that might otherwise be beneficial to our shareholders. Onex will hold their equity interests in us through their ownership of shares of our Class B Common Stock.

Common Stock

The Class A Common Stock and the Class B Common Stock are identical in all respects, except with respect to voting and except that each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder.

Voting Rights. Generally, on all matters on which the holders of common stock are entitled to vote, the holders of the Class A Common Stock and the Class B Common Stock vote together as a single class. On all matters with respect to which the holders of our common stock are entitled to vote, each outstanding share of Class A Common Stock is entitled to one vote and each outstanding share of Class B Common Stock, prior to the Transition Date, is entitled to ten votes. If the Transition Date occurs, the number of votes per share of Class B Common Stock will be reduced automatically to one vote per share. The “Transition Date” will occur when the total number of outstanding shares of Class B Common Stock is less than 10% of the total number of shares of Class A Common Stock and Class B Common Stock outstanding.

Class A Common Stock. In addition to the other voting rights or power to which the holders of Class A Common Stock are entitled, holders of Class A Common Stock are entitled to vote as a separate class on (i) any proposal to alter, repeal or amend our certificate of incorporation which would adversely affect the powers, preferences or rights of the holders of Class A Common Stock; and (ii) any proposed merger or consolidation of our company with any other entity if, as a result, shares of Class B Common Stock would be converted into or exchanged for, or receive, any consideration that differs from that applicable to the shares of Class A Common Stock as a result of such merger or consolidation, other than a difference limited to preserving the relative voting power of the holders of the Class A Common Stock and the Class B Common Stock. In respect of any matter as to which the holders of the Class A Common Stock are entitled to a class vote, such holders are entitled to one vote per share, and the affirmative vote of the holders of a majority of the shares of Class A Common Stock outstanding is required for approval.

Class B Common Stock. In addition to the other voting rights or power to which the holders of Class B Common Stock are entitled, holders of Class B Common Stock are entitled to vote together as a separate class on (i) any proposal to alter, repeal or amend our certificate of incorporation which would adversely affect the powers, preferences or rights of the holders of Class B Common Stock; and (ii) any proposed merger or consolidation of our company with any other entity if, as a result, shares of Class B Common Stock would be converted into or exchanged for, or receive, any consideration that differs from that applicable to the shares of Class A Common Stock as a result of such merger or consolidation, other than a difference limited to preserving the relative voting power of the holders of the Class A Common Stock and the Class B Common Stock. In respect of any matter as to which the holders of the Class B Common Stock are entitled to a class vote, such holders of Class B Common Stock are entitled to one vote per share and the affirmative vote of the holders of a majority of the shares of Class B Common Stock is required for approval.

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of our outstanding common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. However, the Senior Secured Credit Facilities impose restrictions on our ability to declare dividends on our common stock. See “Description of Senior Secured Credit Facilities.” No dividend may be declared on the Class A Common Stock or Class B Common Stock unless at the same time an equal dividend is paid on every share of Class A Common Stock and Class B Common Stock. Dividends paid in shares of our common stock must be paid, with respect to a particular class of common stock, in shares of that class.

Conversion Rights. The Class A Common Stock is not convertible. Each share of Class B Common Stock may be converted at any time at the option of the holder into one share of Class A Common Stock. The Class B Common Stock will be converted automatically into Class A Common Stock upon a transfer thereof to any person other than the holders of our Class B Common Stock on the date of the consummation of this offering or their respective affiliates. In addition, the holders of a majority of the outstanding shares of Class B Common Stock may force the conversion of all, but not less than all, of the Class B Common Stock into Class A Common Stock.

Other Rights. The holders of our common stock will not have any preemptive or other similar rights to purchase any of our securities, cumulative voting, subscription, redemption or sinking fund rights.

Right to Receive Liquidation Distributions. Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, on a pro rata basis, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of preferred stock then outstanding, to the holders of Class A Common Stock and Class B Common Stock.

Assessability. All shares of common stock outstanding upon the completion of this offering will be fully paid and nonassessable.

Preferred Stock

The preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of our assets upon liquidation. Unless required by law or by the rules of the          , our board of directors will have the authority without further shareholder authorization to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Record Holders

As of the date of this prospectus, our outstanding shares of common stock were held of record by          shareholders.

Limitations on Directors’ Liability

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. Prior to the completion of this offering, we will enter into indemnification agreements with each of our directors which, in some cases, are broader than the specific indemnification provisions contained under Delaware law. See “Certain Relationships and Related Party Transactions—Indemnification Agreements.”

In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will provide that no director will be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. The effect of this provision is to restrict our rights and the rights of our shareholders in derivative suits to recover monetary damages against a director for breach of fiduciary duty as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our shareholders;
•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;
•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or
•	any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

This provision does not affect a director’s liability under the federal securities laws.

To the extent our directors, officers and controlling persons are indemnified under the provisions contained in our amended and restated certificate of incorporation, our amended and restated bylaws, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Delaware law contains, and upon the completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will contain, provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders.

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

•	provide that, prior to the Transition Date, our Class B Common Stock is entitled to ten votes per share (reducing to one vote per share under certain limited circumstances). Upon completion of this offering, the outstanding shares of Class B Common Stock will control % of the combined voting power of our outstanding common stock ( % if the underwriters’ option is exercised in full). Upon completion of this offering, Onex will own % of our Class B Common Stock and will control % of the combined voting power of our outstanding common stock;
•	authorize the issuance of blank check preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;
•	divide our board of directors into three classes with staggered three-year terms;

•	limit the ability of shareholders to remove directors only “for cause” if Onex ceases to own more than 50% of the voting power of all our outstanding Class A Common Stock and Class B Common Stock;
•	prohibit our shareholders from calling a special meeting of shareholders if Onex ceases to own more than 50% of the voting power of all our outstanding Class A Common Stock and Class B Common Stock;
•	prohibit shareholder action by written consent, which requires all shareholder actions to be taken at a meeting of our shareholders, if Onex ceases to own more than 50% of the voting power of all our outstanding Class A Common Stock and Class B Common Stock;
•	provide that the board of directors is expressly authorized to adopt, alter or repeal our bylaws;
•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings; and
•	require the approval of holders of at least two-thirds of the outstanding shares of common stock to amend the bylaws and certain provisions of the certificate of incorporation if Onex ceases to own more than 50% of the voting power of all our outstanding Class A Common Stock and Class B Common Stock.

The foregoing provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. Further, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts, and these provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

Subject to certain exceptions, Section 203 of the DGCL prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

A Delaware corporation is permitted to opt-out of Section 203. In our amended and restated certificate of incorporation, we will elect not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203.

Corporate Opportunity

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, will renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders, or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, Onex or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Onex or any of its affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of us. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action or proceeding asserting a breach of fiduciary duty owed by any director or officer to us or our stockholders, any action or proceeding asserting a claim against us arising pursuant to the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, or any action or proceeding asserting a claim against us that is governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of claims to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Stock Exchange Listing

We intend to apply to include the Class A Common Stock for trading on the              under the symbol “         .”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock is             .

DESCRIPTION OF SENIOR SECURED CREDIT FACILITIES

On June 17, 2013, EEH, EEM and certain of EEH’s subsidiaries entered into senior secured credit facilities with a syndicate of lenders and Bank of America, N.A., as administrative agent. The Senior Secured Credit Facilities originally consisted of (i) a seven-year $430.0 million senior secured term loan facility (the “Term Loan Facility”), scheduled to mature on June 17, 2020 and (ii) a $90.0 million senior secured revolving credit facility (the “Revolving Credit Facility”), scheduled to mature on June 17, 2018 (together, the “Senior Secured Credit Facilities”). On January 15, 2014, EEH entered into an amendment to the Senior Secured Credit Facilities, to borrow an additional $200.0 million of term loans under the Term Loan Facility to fund a portion of the consideration for our acquisition of GLM. On July 21, 2014, EEH entered into a second amendment to the Senior Secured Credit Facilities to lower the interest rate and LIBOR floor rate. On October 28, 2016, EEH entered into a third amendment to the Senior Secured Credit Facilities to (i) borrow an additional $200.0 million of term loans under the Term Loan Facility to fund a portion of our redemption of the Senior Notes and (ii) increase commitments under the Revolving Credit Facility by $10.0 million to a total of $100.0 million.

Fees

Loans under the Senior Secured Credit Facilities bear interest at a rate equal to, at EEH’s option, either:

(a)	a base rate equal to the greatest of (i) the administrative agent’s prime rate; (ii) the federal funds effective rate 50 basis points; (iii) one month LIBOR plus 1.00%; or (iv) in the case of the Term Loan Facility, 2.00%, plus 2.75% or
(b)	LIBOR (subject, in the case of the Term Loan Facility, to a floor of 1.00%) plus 3.75%,

subject to a step-down for Revolving Credit Facility borrowings of 0.25% if EEH’s Total First Lien Net Leverage Ratio, as defined in the Senior Secured Credit Facilities, is less than or equal to 3.50 to 1.00.

The Revolving Credit Facility is subject to payment of a commitment fee of 0.50% per annum, calculated on the unused portion of the facility, which may be reduced to 0.375% if the Total First Lien Net Leverage Ratio as defined in the Senior Secured Credit Facilities, is less than or equal to 3.50 to 1.00. Upon the issuance of letters of credit under the Senior Secured Credit Facilities, EEH is required to pay fronting fees, customary issuance and administration fees and a letter of credit fee equal to the then-applicable margin (as determined by reference to LIBOR) for the Revolving Credit Facility.

Payments and Commitment Reductions

The principal amount of the Term Loan Facility is payable in equal quarterly installments of 0.3055% of the aggregate principal amount of loans outstanding under the Term Loan Facility on the closing date of the Third Amendment, with the balance due at maturity. Installment payments on the Term Loan Facility are due on the last date of each quarter.

Subject to certain customary exceptions and limitations, EEH is required to prepay amounts outstanding under the Term Loan Facility under specified circumstances, including with 75% of Excess Cash Flow, as defined in the Senior Secured Credit Facilities, subject to step-downs to 50%, 25% and 0% of excess cash flow at certain leverage-based thresholds, and with 100% of the net cash proceeds of asset sales and casualty events in excess of certain thresholds (subject to certain reinvestment rights).

Guarantees, Covenants and Events of Default

Subject to certain customary exceptions and limitations, all obligations under the Senior Secured Credit Facilities are guaranteed by EEM and all of EEH’s direct and indirect wholly-owned domestic subsidiaries, and such obligations and the related guarantees are secured by a perfected first priority security interest in substantially all tangible and intangible assets owned by EEH or by any guarantor.

The Senior Secured Credit Facilities contain customary incurrence-based negative covenants, including limitations on indebtedness; limitations on liens; limitations on certain fundamental changes (including, without limitation, mergers, consolidations, liquidations and dissolutions); limitations on asset sales; limitations on dividends and other restricted payments; limitations on investments, loans and advances; limitations on guarantees and other contingent obligations; limitations on payments, repayments and modifications of subordinated indebtedness;

limitations on transactions with affiliates; limitations on sale and leaseback transactions; limitations on changes in fiscal periods; limitations on agreements restricting liens and/or dividends; and limitations on changes in lines of business.

In addition, the Revolving Credit Facility contains a financial covenant requiring EEH to comply with a 6.00 to 1.00 Total First Lien Net Leverage Ratio. This financial covenant is tested quarterly only if the aggregate amount of revolving loans, swingline loans and letters of credit outstanding under the Revolving Credit Facility (net of up to $5.0 million of outstanding letters of credit) exceeds 25% of the total commitments thereunder.

Events of default under the Senior Secured Credit Facilities include, among others, nonpayment of principal when due; nonpayment of interest, fees or other amounts; cross-defaults; covenant defaults; material inaccuracy of representations and warranties; certain bankruptcy and insolvency events; material unsatisfied or unstayed judgments; certain ERISA events; change of control; or actual or asserted invalidity of any guarantee or security document.

As of September 30, 2016, we were in compliance with the terms of the Senior Secured Credit Facilities.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A Common Stock, and we cannot assure you that a significant public market for our Class A Common Stock will develop or be sustained after this offering. Sales by us or by our existing stockholders of significant amounts of our Class A Common Stock in the public market after this offering, including shares of our Class A Common Stock issued upon conversion of our Class B Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our Class A Common Stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares

Upon completion of this offering,              shares of Class A Common Stock and              shares of Class B Common Stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares.

All of the              shares, or              shares if the underwriters’ option is exercised in full, of Class A Common Stock to be outstanding upon completion of this offering will be freely transferable without restriction or further registration under the Securities Act (but subject, to the extent applicable, to the restrictions set forth in the lock-up agreements referred to below) by persons other than “affiliates”, as that term is defined in Rule 144 under the Securities Act, if such persons have held our common stock for a period of six months. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, and are therefore subject to the limitations and restrictions that are described below. In addition, common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, such as Rule 144 or Rule 701, which are summarized below.

Upon the expiration of the lock-up agreements described below 180 days after the date of this prospectus, and subject to the provisions of Rule 144, an additional             shares will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in those rules.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements referred to below, and Rule 144 and Rule 701 of the Securities Act.

Lock-up Agreements

In connection with this offering, we, our directors and executive officers and certain of our stockholders have entered into lock-up agreements described in “Underwriting”, pursuant to which shares of our common stock outstanding after this offering will be restricted from immediate resale in accordance with the terms of such lock-up agreements without the prior written consent of                      . Under these agreements, subject to limited exceptions, neither we nor any of our directors or executive officers or these stockholders may dispose of, hedge, or otherwise transfer the economic consequences of ownership of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. Certain transfers or dispositions can be made sooner, provided the transferee becomes bound by the terms of the lock-up agreement.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person (or persons whose common stock is required to be aggregated), who is an affiliate, and who has beneficially owned our common stock (or shares that were converted into, or were exchanged for, common stock) for at least six months is entitled to sell in any three month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after consummation of this offering; or
•	the average weekly trading volume in our shares on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants, or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

Stock Plans

We intend to file a registration statement or statements on Form S-8 under the Securities Act covering shares of Class A Common Stock reserved for issuance pursuant to all option grants made prior to this offering under the 2013 Option Plan. These registration statements are expected to be filed as soon as practicable after the closing date of this offering. Shares issued upon the exercise, payment, or settlement of equity awards or equity-based awards issued under the 2013 Option Plan after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

Following this offering, some of our stockholders will, under some circumstances, have the right to require us to register their shares for future sale. See “Certain Relationships and Related Party Transactions—Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A Common Stock that is being issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. This summary is limited to Non-U.S. Holders (as defined below) that hold our Class A Common Stock as a “capital asset” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”) (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances, including the impact of the Medicare contribution tax on net investment income. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local, and non-U.S. tax consequences of the ownership and disposition of our Class A Common Stock.

This summary is based on provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences to a Non-U.S. Holder of owning and disposing of our Class A Common Stock as described in this summary. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position with respect to one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our Class A Common Stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our Class A Common Stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	an entity or arrangement treated as a partnership for U.S. federal income tax purposes;
•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person” (within the meaning of the Code).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A Common Stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our Class A Common Stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our Class A Common Stock that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:

•	a Non-U.S. Holder that is a bank, financial institution, insurance company, tax-exempt or government organization, pension plan, broker, dealer or trader in stocks, securities or currencies, U.S. expatriate, former citizen, long-term resident of the United States, person subject to the alternative minimum tax, controlled foreign corporation, tax-qualified retirement plan, passive foreign investment company, a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes (and investors therein), or corporation that accumulates earnings to avoid U.S. federal income tax;
•	a Non-U.S. Holder that is a “qualified foreign pension fund” as defined in Section 897(1)(2) of the Code or an entity all of the interests of which are held by qualified foreign pension funds;

•	a Non-U.S. Holder holding our Class A Common Stock as part of a conversion, constructive sale, wash sale or other integrated transaction, or a hedge, straddle, synthetic security, or other risk reduction strategy;
•	a Non-U.S. Holder that holds or receives our Class A Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•	a Non-U.S. Holder that is deemed to sell our Class A Common Stock under the constructive sale provisions of the Code; or
•	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding Class A Common Stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a Non-U.S. Holder, including shareholders of a controlled foreign corporation or passive foreign investment company that holds our Class A Common Stock.

Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences of owning and disposing of our Class A Common Stock.

Distributions on Our Class A Common Stock

If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our Class A Common Stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in its Class A Common Stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in its Class A Common Stock. Any remaining excess will be treated as gain from a disposition of our Class A Common Stock subject to the tax treatment described below in “—Sales or Other Dispositions of Our Class A Common Stock.”

Distributions on our Class A Common Stock to a Non-U.S. Holder that are treated as dividends, and that are not effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States, generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount of dividends. A Non-U.S. Holder may be eligible for a lower rate of withholding under an applicable income tax treaty between the United States and its jurisdiction of tax residence. In order to claim the benefit of an applicable income tax treaty, a Non-U.S. Holder will be required to provide to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) in accordance with the applicable certification and disclosure requirements certifying qualification for the lower treaty rate. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our Class A Common Stock. A Non-U.S. Holder should consult its tax advisor regarding its entitlement to benefits under any applicable income tax treaty.

Distributions on our Class A Common Stock to a Non-U.S. Holder that are treated as dividends, and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and generally in the manner applicable to United States persons (unless the Non-U.S. Holder is eligible for and properly claims the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States, in which case the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence). Dividends to a Non-U.S. Holder that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the withholding of U.S. federal income tax discussed above if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits” tax at a 30% rate (or a lower rate if the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our Class A Common Stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, subject to certain adjustments.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under a relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussion below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Sales or Other Dispositions of Our Class A Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding thereof) on any gain recognized on sales or other dispositions of our Class A Common Stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, such gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in this case, the gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and generally in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;
•	the Non-U.S. Holder is a nonresident alien individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the Non-U.S. Holder is not considered a resident of the United States under the Code; or
•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our Class A Common Stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect, and constructive, constituted 5% or less of our Class A Common Stock at all times during the applicable period, provided that our Class A Common Stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our Class A Common Stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding the possible adverse U.S. federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

The foregoing discussion is subject to the discussion below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Federal Estate Tax

Our Class A Common Stock that is owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 28%) will not apply to payments of dividends on our Class A Common Stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or otherwise qualifies for an exemption. However, the applicable withholding agent generally will be required to report to the IRS and to such Non-U.S. Holder payments of dividends on our Class A Common Stock and the amount of U.S. federal income tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of a treaty or agreement.

The gross proceeds from sales or other dispositions of our Class A Common Stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of our Class A Common Stock outside the United States through a non-U.S. office of a non-U.S. broker and the sale or disposition proceeds are paid to the Non-U.S. Holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sale or disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our Class A Common Stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of sales or other dispositions of our Class A Common Stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as “FATCA”) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our Class A Common Stock) and (ii) after December 31, 2018, the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our Class A Common Stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons, or, in each case, such foreign entity otherwise qualifies for an exemption. Accordingly, the entity through which a Non-U.S. Holder holds its Class A Common Stock will affect the determination of whether such withholding is required. A payee that is a foreign financial institution located in a jurisdiction that has an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A Common Stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Goldman, Sachs & Co.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

Paid by the Company	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             million and are payable by us. The underwriters have agreed to reimburse us for certain expenses in connection with this offering.

We have granted an option to the underwriters to purchase up to                additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

We, our executive officers and directors and certain of our existing security holders, including Onex, have agreed, subject to certain exceptions, not to sell or transfer any shares of Class A Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of Class A Common Stock, for 180 days after the date of this prospectus without first obtaining the written consent of                . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any Class A Common Stock,
•	sell any option or contract to purchase any Class A Common Stock,

•	purchase any option or contract to sell any Class A Common Stock,
•	grant any option, right or warrant for the sale of any Class A Common Stock,
•	otherwise dispose of or transfer any Class A Common Stock or securities exchangeable or exercisable for Class A Common Stock,
•	file or cause to be filed a registration statement related to the Class A Common Stock, or
•	enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Class A Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to Class A Common Stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A Common Stock. It also applies to Class A Common Stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

We intend to apply to list our Class A Common Stock for listing on the                under the symbol “                .” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our Class A Common Stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,
•	our financial information,
•	the history of, and the prospects for, Emerald Expositions and the industry in which we compete,
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future net revenues,
•	the present state of our development, and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A Common Stock. However, the representatives may engage in transactions that stabilize the price of the Class A Common Stock, such as bids or purchases to peg, fix, or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Class A Common Stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales, and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option. “Naked” short sales are sales in excess of their option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A Common Stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of our Class A Common Stock. As a result, the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                   , in the over-the-counter market, or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A Common Stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives may facilitate internet distribution for this offering to certain of its internet subscription customers. The representatives may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on internet web sites maintained by the representatives. Other than the prospectus in electronic format, the information on the web sites of the representatives is not part of this prospectus.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us for which they received or will receive customary fees and expenses. Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. and/or certain of their affiliates are lenders, and/or act as agents or arrangers, under our Senior Secured Credit Facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of Emerald Expositions. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing or deemed to be purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from or in a transaction not subject to the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements, and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC as amended by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or “SIX”, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or “CISA.” The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or “DFSA.” This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for it. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The shares will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”), who are:

(a)	“sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and
(b)	“wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the shares without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or
•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or
•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

The validity of the shares of Class A Common Stock offered hereby will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of Expo Event Holdco, Inc. as of and for the year ended December 31, 2015 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of HOW Events Operations (a carve-out of F+W Media, Inc.), as of October 13, 2015 and for the period January 1, 2015 through October 13, 2015 included in this prospectus have been so included in reliance on the report of RSM US LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting.

References to the independent research report prepared by Stax Inc. in connection with this offering have been included in this prospectus in reliance on the report, given on the authority of Stax Inc.

CHANGE IN AUDITOR

On June 4, 2015, the Audit Committee of the Company’s Board of Directors engaged PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm for the year ended December 31, 2015. As a result of the engagement of PwC, we dismissed Ernst & Young LLP (“E&Y”) as our independent auditor, which was approved by our audit committee.

During the audits of the two years ended December 31, 2014 and the subsequent interim period up to the date of E&Y’s dismissal, there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to E&Y’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report. The reports of E&Y on the financial statements of the Company as of and for the years ended December 31, 2014 and 2013 did not contain any adverse opinions or disclaimer of opinion and were not qualified as to uncertainty, audit scope or accounting principles. In the course of their 2013 and 2014 audits, E&Y did inform our management of a material weakness in our internal control over financial reporting. The material weakness related to our calculation of deferred tax liabilities. During the fiscal years ended December 31, 2014 and 2013, and the subsequent interim period through June 4, 2015, neither the Company, nor any person on its behalf, consulted PwC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by PwC that PwC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is described in Item 304(a)(1)(v) of Regulation S-K.

We requested E&Y to provide us with a letter addressed to the Securities and Exchange Commission stating whether or not E&Y agrees with the above disclosure. A copy of E&Y’s letter, dated          ,          , is attached as Exhibit 16.1 to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the Class A Common Stock to be sold in this offering. As allowed by SEC rules, this prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our Class A Common Stock, you should refer to the registration statement, including all amendments, supplements, schedules, and exhibits thereto.

Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information we file with or furnish to the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review the registration statement, as well as our future SEC filings, by accessing the SEC’s website at www.sec.gov. You may also request copies of those documents, at no cost to you, by contacting us at the following address:

Expo Event Holdco, Inc.
31910 Del Obispo Street
Suite 200
San Juan Capistrano, California 92675
(949) 226-5700

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents, for a copying fee, by writing to the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

EXPO EVENT HOLDCO, INC.

HOW EVENTS OPERATIONS
 (A CARVE-OUT OF F+W MEDIA, INC.)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Expo Event Holdco, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, and comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Expo Event Holdco Inc. and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it classifies deferred income taxes and deferred financing fees in 2015.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Irvine, CA
December 16, 2016

Expo Event Holdco, Inc.
Consolidated Balance Sheet
December 31, 2015

(in thousands, except share data)	2015
Assets
Current assets
Cash and cash equivalents	$16,261
Trade and other receivables, net of allowance for doubtful accounts of $1,847	47,702
Prepaid expenses	20,633
Total current assets	84,596
Noncurrent assets
Property and equipment, net	2,116
Goodwill	890,256
Other intangible assets, net	559,427
Other noncurrent assets	1,700
Total assets	$1,538,095
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and other current liabilities	$21,917
Deferred revenues	150,046
Term loan, current portion	6,300
Total current liabilities	178,263
Noncurrent liabilities
Long-term notes, net of deferred financing fees	195,706
Term loan, net of discount and deferred financing fees	529,592
Deferred tax liabilities, net	129,642
Other noncurrent liabilities	2,360
Total liabilities	1,035,563
Commitments and contingencies (Note 13)
Shareholders' equity
Common stock, $0.01 par value; authorized shares: 700,000; Issued and outstanding shares: 494,777 at December 31, 2015	5
Additional paid-in capital	507,879
Accumulated deficit	(5,352)
Total shareholders' equity	502,532
Total liabilities and shareholders' equity	$1,538,095

The accompanying notes are an integral part of these consolidated financial statements.

Expo Event Holdco, Inc.
Consolidated Statement of Income and Comprehensive Income
Year Ended December 31, 2015

(in thousands, except share data)	2015
Revenues	$306,407
Cost of revenues	83,448
Selling, general and administrative expense	93,051
Depreciation and amortization expense	39,072
Intangible asset impairment charge	8,946
Operating income	81,890
Interest expense	51,937
Income before income taxes	29,953
Provision for income taxes	10,330
Net income and comprehensive income	$19,623

Basic earnings per share	$39.66
Diluted earnings per share	$39.24

Basic weighted average common shares outstanding	494,773
Diluted weighted average common shares outstanding	500,130

The accompanying notes are an integral part of these consolidated financial statements.

Expo Event Holdco, Inc.
Consolidated Statement of Shareholders’ Equity
Year Ended December 31, 2015

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
(in thousands, except share data)	Shares	Amount
Balances at December 31, 2014	494,742	$5	$502,794	$(24,975)	$477,824
Stock-based compensation	35	—	5,085	—	5,085
Net income	—	—	—	19,623	19,623
Balances at December 31, 2015	494,777	$5	$507,879	$(5,352)	$502,532

The accompanying notes are an integral part of these consolidated financial statements.

Expo Event Holdco, Inc.
Consolidated Statement of Cash Flows
Year Ended December 31, 2015

(in thousands)	2015
Operating activities
Net income	$19,623
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation expense	5,085
Provision for doubtful accounts	85
Depreciation and amortization	39,072
Intangible asset impairment charge	8,946
Amortization of deferred financing fees and debt discount	4,679
Unrealized loss on interest rate swap and floor	1,484
Deferred income taxes	7,889
Changes in operating assets and liabilities, net of effect of businesses acquired:
Trade and other receivables	4,390
Prepaid expenses	(315)
Accounts payable and other current liabilities	(2,221)
Deferred revenues	(1,068)
Other noncurrent liabilities	129
Net cash provided by operating activities	87,778
Investing activities
Acquisition of businesses	(84,259)
Purchases of property and equipment and other assets	(972)
Purchases of computer software	(1,791)
Net cash used in investing activities	(87,022)
Financing activities
Proceeds from borrowings on revolving credit facility	12,000
Repayment of revolving credit facility	(12,000)
Repayment of principal on term loan	(26,300)
Net cash used in financing activities	(26,300)
Net decrease in cash and cash equivalents	(25,544)
Cash and cash equivalents
Beginning of year	41,805
End of year	$16,261
Supplemental disclosures of cash flow information
Cash paid for income taxes	$1,212
Cash paid for interest	49,894

Supplemental schedule of non-cash investing activity
Purchase price payable	$4,530

The accompanying notes are an integral part of these consolidated financial statements.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

1.	Description of Business, Basis of Presentation and Significant Accounting Policies

Expo Event Holdco, Inc. (“Holdco” or “the Company”) is a Corporation formed on April 26, 2013, under the laws of the State of Delaware. Holdco is owned by investment funds managed by an affiliate of Onex Partners Manager LP (“Onex Partners”) as well as certain of the Company’s independent directors, advisors and members of senior management. On April 26, 2013, Holdco formed Expo Event Midco, Inc. (“Midco”) as a wholly owned subsidiary and formed Expo Event Transco, Inc. (“Transco”) as a wholly owned subsidiary of Midco solely for the purpose of the Transaction as discussed below. From April 26, 2013 to June 16, 2013, Holdco, Midco, and Transco were inactive and had no operations. Operations commenced on June 17, 2013.

On June 17, 2013, Transco acquired Nielsen Business Media Holding Company (the “Predecessor”), a Delaware corporation, from The Nielsen Company B.V. (the”Former Parent”) for $948.7 million pursuant to the Stock Purchase Agreement, dated May 4, 2013 by and among Expo Event Transco, Inc. and VNU International, B.V. (an affiliate of Nielsen, or “Seller”) (the “Transaction”). Transco was incorporated on April 26, 2013 and was formed solely for the purpose of the Transaction and did not conduct any prior business. Transco acquired all of the capital stock of the Predecessor (which was merged with and into Transco immediately following such acquisition), with the Predecessor surviving the merger and being renamed Emerald Expositions Holding, Inc. (“Holding”). As of December 31, 2013, the Company had one active wholly-owned subsidiary called Emerald Expositions, Inc. (“Emerald Inc.”), which prior to the Transaction, was called Nielsen Business Media, Inc., as well as two inactive wholly-owned subsidiaries called Rangefinder Publishing Co., Inc. (“Rangefinder”) and Foremost Exhibits, Inc. (“Foremost”).

On December 20, 2013, Emerald Inc. executed a definitive agreement to acquire GLM Superholdings, LLC, a Delaware limited liability company (“Superholdings”), which was the direct parent company of GLM Holdings, LLC, a Delaware limited liability company, which was the direct parent company of George Little Management, LLC (“GLM”). On January 15, 2014, Emerald paid $335.0 million to Providence Equity Partners (the “GLM Sellers”), subject to certain adjustments at, and after, closing (see Note 3 – “Business Acquisitions”). The purchase price, including transaction expenses, was funded by $200.0 million of incremental term debt and $140.0 million of additional equity investment from Onex Partners.

On January 15, 2014, Emerald Inc. was converted into a limited liability company, Emerald Expositions, LLC (“Emerald”). On December 30, 2014 Rangefinder and Foremost were merged into Emerald.

On February 27, 2014, Superholdings was merged into Emerald (with Superholdings surviving such merger) and on April 26, 2014, Superholdings was dissolved.

On February 27, 2015, Emerald acquired the assets and liabilities associated with Healthcare Design Conference and Expo, Healthcare Design Magazine, Environments For Aging, and Construction SuperConference (collectively, “HCD”) for a total purchase consideration of $22.5 million (Note 3 – “Business Acquisitions”).

On March 3, 2015, Emerald acquired all of the outstanding interests of Macfadden Protech, LLC, a Delaware limited liability company, which held the assets and liabilities associated with the International Pizza Expo (“Pizza Expo”) and the trade magazine Pizza Today, (collectively, “Pizza Group”) for a total purchase consideration of $27.9 million (Note 3 – “Business Acquisitions”).

On October 14, 2015, Emerald acquired HOW Design Live and the HOW Interactive Design Conference (collectively, “HOW”) series from F+W Media, Inc. for a purchase price of $27.6 million, which included a negative working capital adjustment of $0.4 million (Note 3 – “Business Acquisitions”).

On November 12, 2015, Emerald acquired the National Industrial Fastener & Mill Supply Expo (“Fastener Expo”) from the show’s co-owners for a purchase price of $10.8 million which includes a positive working capital adjustment of $0.1 million (Note 3 – “Business Acquisitions”).

As of December 31, 2015, the Company had three active wholly-owned subsidiaries, Emerald Expositions, LLC., GLM, and Pizza Group, LLC (“Pizza”). The Holding also has one inactive wholly-owned subsidiary, GLM Holdings LLC.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

1.
Description of Business, Basis of Presentation and Significant Accounting Policies  (continued)

The Company, headquartered in San Juan Capistrano, California, is the holding company of a leading operator of large business-to-business trade shows in the United States (“U.S.”). The Company operates in a number of broadly-defined industry sectors. Gift, Home & General Merchandise; Sports; Design & Construction; Technology; Jewelry; and other trade shows. Each of the Company’s exhibitions are held at least once per year, and provide a venue for exhibitors to launch new products, develop sales leads and promote their brands.

In addition to organizing trade shows and conferences (collectively, “Events”), the Company also operates websites and related digital products, and produces twelve publications, each of which is aligned with a specific sector for which it organizes a trade show. These complementary products allow the Company to better connect and communicate with its preexisting trade show audience.

Basis of Presentation

The consolidated financial statement include the operations of the Company and its wholly-owned subsidiaries. These consolidated financial statement are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant intercompany transactions, accounts and profits, if any, have been eliminated in the consolidated financial statements.

The Company had no items of other comprehensive income (“OCI”); as such, its comprehensive income is the same as the net income for all periods presented.

Correction of an Error

During the year ended December 31, 2015, the Company recorded an out of period adjustment that decreased income tax expense by $0.7 million. The adjustment related to an error in the calculation of the New York Metro effective income tax rate. The Company has determined that this adjustment was not material to any prior annual or interim periods, and the resulting correction is not material to its annual results for fiscal year 2015.

Onex Partners and Former Parent Charges and Fees

Holding entered into a Services Agreement, dated June 17, 2013, with Onex Partners to provide expertise and advisory services, including financial and structural analysis, due diligence investigations, and other advice and negotiation assistance. The management fee for these services is payable quarterly, in arrears.

Holding also entered into a Transition Services Agreement with The Nielsen Company (US), LLC, a wholly-owned subsidiary of the Former Parent, dated June 17, 2013, for certain back office services and support to be provided from the date of the Transactions until various dates, depending on the service, from six months to twelve months.

With the exception of certain sublease arrangements, these services and related charges ended in June 2014. See Note 8 – “Related-Party and Former Parent Transactions.”

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Significant estimates include, but are not limited to, allowances for doubtful accounts, useful lives of depreciable assets and intangible assets, long-lived asset impairments, goodwill and purchased intangible asset valuations and assumptions used in valuing the Company’s allocation of purchase price, including acquired deferred revenues, intangible assets and goodwill, deferred taxes, fair value of Holdco common stock issued and stock-based compensation expense. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company considers cash deposits in banks as cash and investments with original maturities at purchase of three months or less as cash equivalents. Amounts receivable from credit card processors, totaling $0.6 million

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

1.
Description of Business, Basis of Presentation and Significant Accounting Policies  (continued)

at December 31, 2015, are considered cash equivalents because they are both short-term and highly liquid in nature, and they are typically converted to cash within three days of the sales transaction. Cash and cash equivalent balance at December 31, 2015 was $16.3 million.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The Company’s assets and liabilities are carried at fair value and are classified and disclosed in one of the following three categories: Level 1 – quoted market prices in active markets for identical assets and liabilities; Level 2 – observable market-based inputs that are corroborated by market data; and Level 3 – unobservable inputs that are not corroborated by market data. The inputs in to the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement. The Company had no Level 3 financial instruments at December 31, 2015. The Company estimated the fair value of its interest rate swap and floor contract as well as its fixed and variable-rate debt using quoted market prices.

Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and certain accrued liabilities are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. The financial instruments also include long-term debt with third party financial institutions.

Cash and cash equivalents and long-term debt financial instruments potentially subject the Company to concentrations of credit risk. To minimize the risk of credit loss, these financial instruments are primarily held with large, reputable financial institutions. At December 31, 2015, the Company’s uninsured balances totaled $16.0 million.

The carrying value and fair value of the Company’s debt as of December 31, 2015 is summarized in the following table:

(in thousands)	Fair Value	Carrying Value
Senior secured term loan, with interest at 4.75% at period end, including short-term portion	$533,529	$535,892
9.000% Senior Notes due 2021	196,250	195,706
Total	$729,779	$731,598

The variance between the book value and fair value of the Company’s fixed rate debt is due to the difference between the period-end market interest rate and the stated rate, as well as the Company’s financial performance since the issuance date. The difference between the book value and fair value of the Company’s variable-rate term loans is due to the difference between the period-end market interest rates and the projected market interest rates over the term of the loans, as well as the financial performance of the Company since the issuance of the debt. The Company estimated the fair value of its fixed and variable-rate debt using quoted market prices (Level 2 inputs).

Derivative Instruments

In March 2014, Holding entered into forward interest rate contracts to manage and reduce its interest rate risk. The Company marks-to-market its interest rate contracts quarterly with the unrealized gain or loss recognized

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

1.
Description of Business, Basis of Presentation and Significant Accounting Policies  (continued)

in unrealized gain or loss on interest rate swap and floor, net in the consolidated statement of income and comprehensive income. The liability is included in accounts payable and other current liabilities and other noncurrent liabilities in the consolidated balance sheet. See Note 6 – “Long-Term Debt” for additional discussion of the Company’s interest rate swap and floor arrangements.

Accounts Receivable

The Company extends non-interest bearing trade credit to its customers in the ordinary course of business which is not collateralized. Accounts receivable are shown on the face of the consolidated balance sheet, net of an allowance for doubtful accounts. In determining the allowance for doubtful accounts, the Company analyzes the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends.

Prepaid Expenses

Prepaid expenses is primarily comprised of prepaid event costs. The Company pays certain direct event costs, such as venue costs and insurance costs, in advance of the event. Such costs are deferred in prepaid expense on the consolidated balance sheet when paid and recognized as cost of revenues upon the completion of the event.

Goodwill and Trade Name Intangibles

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the assets acquired and liabilities assumed resulting from acquisitions. Goodwill and indefinite-lived intangible assets are not amortized but instead tested for impairment at least annually or more frequently should an event or circumstances indicate that a reduction in fair value of the reporting unit may have occurred. The Company tests for impairment on October 31 of each year, or more frequently if events and circumstances warrant. Such events and circumstances may be a significant change in business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in strategy, or disposition of a reporting unit or a portion thereof. The Company performs its goodwill and indefinite-lived intangible assets impairment test at the reporting unit level and asset grouping level, respectively, and has determined it operates under one reporting unit and asset grouping.

The annual evaluation for impairment of goodwill is based on a two-step test. The first step identifies potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and other indefinite-lived intangible assets. If the fair value exceeds its carrying amount, these assets are not considered impaired and the second step of the test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step measures the impairment loss, if any. The second step compares the implied fair value of goodwill with its carrying amount. The implied fair value of goodwill is determined in the same manner as used in determining the fair value of assets recognized in a business combination. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

The annual evaluation for impairment of indefinite-lived intangible assets is a two-step process. The first step is to perform a qualitative impairment assessment. If this qualitative assessment indicates that, more likely than not, the indefinite-lived intangible assets are not impaired, then no further testing is performed. If the qualitative assessment indicates that, more likely than not, the indefinite-lived intangible assets are impaired, then the fair value of the indefinite-lived intangible assets must be calculated. If the carrying value exceeds the fair value, an impairment loss is recorded for that excess.

Determining the fair value of a reporting unit or an indefinite-lived intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates, weighted average cost of capital and royalty rates. The Company bases its fair value estimates on assumptions it believes to be reasonable but which are unpredictable and inherently uncertain. Actual future results may differ from the estimates.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

1.
Description of Business, Basis of Presentation and Significant Accounting Policies  (continued)

In the course of performing the annual qualitative assessment of the Company’s indefinite-lived intangible assets for the year ended December 31, 2015, an increase in the Company’s weighted average cost of capital and decrease in the royalty rate assumptions used in calculating the fair value of indefinite-lived intangibles were determined sufficient to represent impairment indicators which qualified as a triggering event to move to step two of the impairment test. Management engaged a third party valuation specialist to perform the relief from royalty calculation to determine the implied fair value of the Company’s indefinite-lived intangible assets. As a result of this calculation, the implied fair value of the indefinite-lived intangible assets was deemed to be lower than the carrying value. An impairment charge of $8.9 million was recorded in intangible asset impairment charge in the consolidated statement of income and comprehensive income to align the carrying value of the Company’s indefinite-lived intangible assets with their implied fair value. No impairment was identified as a result of the Company’s annual test of goodwill for the year ended December 31, 2015.

Customer-Related Intangibles and Other Amortized Intangible Assets

Intangible assets with finite lives are stated at cost, less accumulated amortization and impairment losses. These intangible assets are amortized on a straight-line basis over the following estimated useful lives, which are reviewed annually:

	2015
	Estimated Useful Life	Weighted Average
Customer-related intangibles	7-10 years	10
Computer software	3-7 years	6

As it relates to business acquisitions, generally, the fair values of acquired customer-related intangibles are estimated using a discounted cash flow analysis. Input assumptions regarding future cash flows, growth rates, discount rates, and tax rates used in developing the present value of future cash flow projections are the basis of the fair value calculations of both classifications of intangible assets.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and impairment losses. Property and equipment is depreciated on a straight-line basis over the estimated useful lives of 1 to 6 years (shorter of economic useful life or lease term) for leasehold improvements and 1 to 10 years for equipment, which includes computer hardware and office furniture.

Impairment of Long-Lived Assets Other than Goodwill and Indefinite-Lived
Intangible Assets

Long-lived assets other than goodwill and trade name intangible assets, held and used by the Company, including property and equipment and amortized intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to the future net undiscounted cash flows to be generated by the asset. If such asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.

While certain impairment indicators were noted during the year ended December 31, 2015, none were determined to be triggering events to move to step two of the impairment test.

Revenue Recognition and Deferred Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable and the collectability of the related revenue is reasonably assured.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

1.
Description of Business, Basis of Presentation and Significant Accounting Policies  (continued)

A significant portion of the Company’s annual revenue is generated from the production of trade shows and conference events, including booth space sales, registration fees and sponsorship fees. The Company recognizes revenue upon completion of each trade show or conference event. The trade show and conference revenues represented approximately 92% of the total revenues for the year ended December 31, 2015. Amounts invoiced prior to the completion of the trade show or conference event are recorded as deferred revenues in the consolidated balance sheet until the completion of the event. As of December 31, 2015 the Company had deferred revenues of $150.0 million. Of the amount, $34.9 million, represents accounts receivable on the consolidated balance sheet as of December 31, 2015.

Other revenues, primarily consisting of advertising sales for industry publications, are recognized in the period in which the publications are issued.

Seasonality

The business is seasonal, with trade show income typically reaching its highest levels, in terms of revenue, during the first and third quarters of the calendar year, and its lowest level during the fourth quarter of the calendar year, largely due to the timing of trade shows. Because event revenue is recognized when a particular event is held, the Company may also experience fluctuations in quarterly revenue based on the movement of trade show dates from one quarter to another. The seasonality of the business is typical of the trade show industry.

Deferred Financing Fees and Debt Discount

Costs relating to debt issuance have been deferred and are amortized over the terms of the underlying debt instruments, using the effective interest or straight-line method. Deferred financing fees and debt discount are recorded as a contra-liability and are amortized over the term of the underlying debt instrument, using the effective interest method.

Segment Reporting

Operating segments are components of an enterprise for which discrete financial reporting information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. As the Company’s sole function is the operations and management of trade shows and their interdependent trade show related marketing activities, the CODM views the Company’s operations and manages the businesses as one operating segment. In addition, all of the Company’s assets and trade shows are held in the U.S. Utilizing these criteria, the Company is managed on the basis of one reportable operating segment.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred and are reflected as selling, general and administrative expenses in the consolidated statement of income and comprehensive income. These costs include all brand advertising, telemarketing, direct mail and other sales promotion associated with the Company’s trade shows and conference events and publications. Advertising and marketing costs totaled $11.5 million for the year ended December 31, 2015.

Stock-Based Compensation

Certain of the Company’s officers, nonemployee directors, consultants and employees participate in Holdco’s stock-based compensation plan. The Company calculates stock-based compensation expense for stock options using a Black-Scholes option pricing model and recognizes such costs, net of forfeitures, within the consolidated statement of income and comprehensive income; however, no expense is recognized for options that do not ultimately vest. The Company estimates forfeitures at the time of grant and, if necessary, revises the estimate

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

1.
Description of Business, Basis of Presentation and Significant Accounting Policies  (continued)

in subsequent periods if actual forfeitures differ. The Company recognizes stock option expense for awards subject to graded vesting in accordance with the accelerated recognition method. For all options, the Company determines the implied service period and estimates the volatility and risk free rate over the life of the option.

Income Taxes

The Company provides for income taxes utilizing the asset and liability method of accounting. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in the consolidated statement of income and comprehensive income as an adjustment to income tax expense in the period that includes the enactment date.

The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

2.	Summary of New Accounting Pronouncements

Recently Adopted Accounting Prounouncements

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, (ASC 740), Deferred Taxes, which simplifies the presentation of deferred taxes on the balance sheet by requiring that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. Importantly, the guidance does not change the existing requirement that only permits offsetting within a jurisdiction – that is companies are still prohibited from offsetting deferred tax liabilities from one jurisdiction against deferred tax assets of another jurisdiction. The guidance is effective for fiscal years beginning after December 15, 2016 including interim periods within those years. The impact of adopting this standard will change the classification of any deferred tax assets and liabilities previously classified as current to a noncurrent classification. In order to simplify reporting the Company elected to early adopt ASU No. 2015-17 effective December 31, 2015. The impact of adopting the new guidance was to reclassify $5.4 million of deferred tax assets previously included in “Deferred tax assets, net” to “Deferred tax liabilities, net” in the consolidated balance sheet as of December 31, 2015.

In April 2015, the FASB issued Accounting Standards Update No. 2015-15, (ASC 835-30) Interest –Imputation of Interest, intended to simplify the presentation of debt issuance costs. The guidance requires that debt issuance costs related to a recognized debt liability be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation for debt discounts. The guidance is effective as of the beginning of the Company’s 2016 fiscal year and has been applied on a retrospective basis for the period presented. The impact of adopting the new guidance was to reclassify $0.6 million, $0.6 million and $1.5 million of “Deferred financing fees , current portion”, to “Other noncurrent assets”, “Long-term notes” and “Term loan, net of discount and deferred financing fees”, respectively, in the consolidated balance sheet as of December 31, 2015. In addition, the Company reclassified $0.9 million, $3.7 million and $5.6 million of “Deferred financing fees, long-term portion” to “Other noncurrent assets”, “Long-term notes” and “Term loan, net of discount and deferred financing fees”, respectively, in the consolidated balance sheet as of December 31, 2015.

Recently Issued Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 320): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 clarifies how certain cash receipts

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

2.
Summary of New Accounting Pronouncements (continued)

and payments should be presented in the statement of cash flows. The Company is required to adopt this new guidance in the first quarter of fiscal 2019. Management is currently evaluating the potential impact of adoption of this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation (Topic 718)” (“ASU 2016-09”). ASU 2016-09 identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements and footnote disclosures.

On February 25, 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), which will require lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability, and lessors to recognize a net lease investment. Additional qualitative and quantitative disclosures will also be required. This standard is effective for fiscal years beginning after December 15, 2018. While the Company is still assessing the impact of this standard, management does not believe it will have a material impact on the Company's financial condition, results of operations or liquidity.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments - Overall (Subtopic 825-10: Recognition and Measurement of Financial Assets and Financial Liabilities)” (“ASU 2016-01”), which revised entities’ accounting related to: (i) the classification and measurement of investments in equity securities; and (ii) the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The new guidance is effective for the Company in annual periods ending after December 15, 2017 and requires a modified retrospective approach to adoption. Early adoption is only permitted for the provision related to instrument-specific credit risk. While the Company is still assessing the impact of this standard, management does not believe this standard will have a material impact on the Company’s financial condition, results of operations or liquidity.

In September 2015, the FASB issued Accounting Standards Update No. 2015-16, (ASC 805) Business Combinations, which eliminates the requirement that an acquirer retrospectively adjust provisional amounts recognized in a business combination during the measurement period. The measurement period is one year from the date of the acquisition. The amendments require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The financial statements should contain the effect on earnings of changes in depreciation, amortization or other income effects calculated as if the accounting had been completed at the acquisition date. The financial statements should also separately present on the face of the income statement, or disclose in the footnotes, the amount of adjustments recorded in the current period by line item that would have been recorded in prior periods had the adjustment been made at the date of acquisition. The guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within fiscal years beginning after December 15, 2017. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-16 on its consolidated financial statements.

In April 2015, the FASB issued Accounting Standards Update No. 2015-05, (ASC 350-40) Intangibles – Goodwill and other – Internal-use Software, related to a customer’s accounting for fees paid in a cloud computing arrangement. This guidance provides clarification on whether a cloud computing arrangement includes a software license. If a software license is included, the customer should account for the license consistent with its accounting for other software licenses. If a software license is not included, the arrangement should be accounted for as a service contract. This guidance is effective as of the beginning of the Company’s 2016 fiscal year and the adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

2.
Summary of New Accounting Pronouncements (continued)

In February 2015, the FASB issued Accounting Standards Update No. 2015-02, (ASC 810) Consolidation. ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. It is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. Adoption of ASU 2015-02 is not expected to have a significant impact on its consolidated financial statements or notes thereto.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, (ASC 205-40) Presentation of Financial Statement—Going Concern. The guidance in this ASU requires disclosure of uncertainties about an entity’s ability to continue as a going concern even if an entity’s liquidation is not imminent. There may be conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern. In those situations, financial statements should continue to be prepared under the going concern basis of accounting and this guidance should be followed to determine whether to disclose information about the relevant conditions and events. This guidance is effective for the Company on December 31, 2016 and the adoption of this standard is not expected to have a significant impact on its consolidated financial statements or notes thereto.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, (ASC 606) Revenue from Contracts with Customers. The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally this ASU supersedes some cost guidance in Subtopic 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. This guidance becomes effective for the Company beginning fiscal year 2018 with early adoption permitted as defined. Management has completed its evaluation of the impact that the standard will have on the Company’s consolidated financial statements and does not believe this standard will have a material impact on the Company’s financial condition, results of operations or liquidity.

There have been no other new accounting pronouncements that are expected to have a significant impact on the Company’s consolidated financial statements or notes thereto.

3.	Business Acquisitions

In line with the Company’s strategic growth initiatives, the Company acquired several companies during 2015 (collectively, the “2015 acquisitions”) as described below. Each transaction qualified as an acquisition of a business and was accounted for as a business combination. The measurement period for all 2015 acquisitions is closed.

HCD

Emerald acquired the assets and liabilities associated with HCD on February 27, 2015, for a total purchase price consideration of $22.5 million. The acquisition was financed with cash from operations. The transaction qualified as an acquisition of a business and was accounted for as a business combination.

All of the external acquisition costs of $0.7 million were expensed as incurred during the first quarter of 2015 and included in selling, general and administrative expenses in the consolidated statement of income and comprehensive income. Revenue and net income generated from HCD in the post acquisition period was $7.8 million and $0.9 million, respectively.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

3.
Business Acquisitions (continued)

The following table summarizes the estimated fair value of the assets and liabilities at the date of the acquisition:

HCD

(in thousands)	February 27, 2015
Trade and other receivables	$1,102
Prepaid expenses	190
Goodwill	13,088
Other intangible assets	10,600
Accounts payable and other current liabilities	(304)
Deferred revenues	(2,146)
Purchase price, including working capital adjustment	$22,530

Pizza Group

Emerald acquired all of the outstanding interests of Macfadden Protech, LLC, a Delaware limited liability company, which holds the assets and liabilities associated with Pizza Group on March 3, 2015, for a total purchase price consideration of $27.9 million, comprised of base consideration of $27.0 million, $0.8 million related to estimated net revenues generated in March 2015 when the Pizza Expo show staged and $0.1 million for estimated working capital received. The acquisition was financed with cash from operations. Revenue and net income generated from Pizza in the post acquisition period was $6.0 million and $0.6 million, respectively.

All of the external acquisition costs of $0.6 million were expensed as incurred during the first quarter of 2015 and included in selling, general and administrative expenses in the consolidated statement of income and comprehensive income.

The following table summarizes the estimated fair value of the assets and liabilities at the date of the acquisition:

Pizza Group

(in thousands)	March 3, 2015
Trade and other receivables	$346
Event net revenue receivable	838
Prepaid expenses	1,028
Property and equipment	13
Goodwill	17,335
Other intangible assets	11,600
Accounts payable and other current liabilities	(88)
Deferred revenues	(3,160)
Purchase price, including working capital adjustment	$27,912

HOW

Emerald acquired all of the assets and liabilities of HOW from F+W Media, Inc. on October 14, 2015 for a purchase price of $27.6 million which include a negative working capital adjustment of $0.5 million. The acquisition was financed with cash from operations and a draw from the Company’s revolving credit facility. Revenue and net income generated from HOW in the post acquisition period was immaterial.

All of the external acquisition costs of $0.6 million were expensed as incurred and are included in selling, general and administrative expenses in the consolidated statement of income and comprehensive income.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

3.
Business Acquisitions (continued)

The following table summarizes the estimated fair value of the assets and liabilities at the date of the acquisition:

HOW

(in thousands)	October 14, 2015
Prepaid expenses	$278
Goodwill	20,531
Other intangible assets	7,192
Deferred revenues	(406)
Purchase price, including working capital adjustment	$27,595

Fastener Expo

Emerald acquired all of the assets and liabilities of Fastener Expo from the show’s co-owners on November 12, 2015 for a purchase price of $10.8 million which included a positive working capital adjustment of $0.1 million. The acquisition was financed with $6.2 million cash from operations and the assumption of a $4.5 million note payable from the seller. The note was paid in full in January 2016 and is included in accounts payable and other accrued liabilities in the consolidated balance sheet at December 31, 2015. Revenue and net income generated from Fastener in the post acquisition period was immaterial.

All of the external acquisition costs of $0.5 million were expensed as incurred during the second half of 2015 and are included in selling, general and administrative expenses in the consolidated statement of income and comprehensive income.

The following table summarizes the estimated fair value of the assets and liabilities at the date of the acquisition:

Fastener Expo

(in thousands)	November 12, 2015
Prepaid expenses	$90
Goodwill	6,798
Other intangible assets	3,902
Accounts payable and other current liabilities	(37)
Purchase price, including working capital adjustment	$10,753

In the view of management, the goodwill recorded in relation to the 2015 acquisitions, reflects the Company’s future cash flow expectations for the 2015 acquisitions’ market position in their related trade show and publications industries. Substantially all of the goodwill recorded in connection with the 2015 acquisitions is expected to be deductible for income tax purposes.

Pro forma financial information

The following table represents the unaudited pro forma revenue and net income for the year ended December 31, 2015 as if the HCD, Pizza Group, HOW and Fastener had occurred on Janaury 1, 2015 and after giving effect to certain pro forma adjustments primarily related to the amortization of acquired intangible assets and interest expense. The supplemental unaudited pro forma financial information is presented for information purposes

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

3.
Business Acquisitions (continued)

only. It is not necessarily indicative of what the Company’s financial position or results of operations actually would have been had the Company completed the acquisitions at the dates indicated, nor is it intended to project the future financial position or operating results of the combined company.

(Unaudited) Year ended December 31,
(in thousands)	2015
Revenues
As reported	$306,407
Pro forma	315,288

Net Income
As reported	$19,623
Pro forma	21,641

Pro forma revenues for the year ended December 31, 2015 include adjustments to record revenue recognized in the period prior to the acquisition of $0.2 million, $0.5 million, $6.3 million and $1.9 million for the acquisition of HCD, Pizza Group, HOW and Fastener, respectively. There is no adjustment for GLM as it was owned for all of 2015.

The pro forma net income for the year ended December 31, 2015 was adjusted to include incremental amortization expense for intangible assets acquired of $1.2 million.

4.	Goodwill and Other Intangible Assets

Goodwill

The table below summarizes the changes in the carrying amount of goodwill:

Balance at December 31, 2014	$832,504
2015 Acquisitions	57,752
Balance at December 31, 2015	$890,256

Other Intangible Assets

Other intangible assets consisted of the following:

(in thousands)	December 31, 2014	Additions	Impairments	Disposals	Transfers	December 31, 2015
Indefinite-lived intangible assets
Trade names	$267,000	$12,380	$(8,946)	$—	$—	$270,434
Amortized intangibles
Customer-related intangibles	350,000	21,004	—	—	—	371,004
Computer software	4,535	6	—	(38)	2,785	7,288
	621,535	33,390	(8,946)	(38)	2,785	648,726
Accumulated amortization
Customer-related intangibles	(49,233)	(36,802)	—	—	—	(86,035)
Computer software	(2,290)	(1,137)	—	38	—	(3,389)
	(51,523)	(37,939)	—	38	—	(89,424)
Capitalized software in progress	1,214	1,722	—	(26)	(2,785)	125
Total other intangibles, net	$571,226	$(2,827)	$(8,946)	$(26)	$—	$559,427

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

4.
Goodwill and Other Intangible Assets (continued)

The amortization expense for the year ended December 31, 2015 was $37.9 million.

Other intangible assets, except trade name intangibles and capitalized software in progress are subject to amortization. Future amortization expense is estimated to be as follows for each of the five following year and thereafter ending December 31:

(in thousands)
2016	$38,983
2017	38,840
2018	38,686
2019	38,650
2020	38,599
Thereafter	95,110
$288,868
5.	Property and Equipment

Property and equipment, net, consisted of the following:

(in thousands)	December 31, 2014	Additions	Disposals	December 31, 2015
Leasehold improvements	$624	$15	$(2)	$637
Furniture, equipment and other	2,647	980	—	3,627
	3,271	995	(2)	4,264
Less: Accumulated depreciation	(1,007)	(1,141)	—	(2,148)
Property and equipment, net	$2,264	$(146)	$(2)	$2,116

Depreciation expense related to property and equipment for the year ended December 31, 2015 was $1.1 million.

6.	Long-Term Debt

Long-term debt is comprised of the following indebtedness to various lenders:

(in thousands)	December 31, 2015
Senior secured term loan, with interest at 4.75% (a)	$535,892
9.000% Senior Notes due 2021 (b)	195,706
Total debt	731,598
Less: Current maturities	6,300
Long-term debt, net of current maturities and debt discount	$725,298
(a)	Senior secured term loan is recorded net of unamortized discount of $7.2 and unamortized deferred financing fees of $7.1 million as of December 31, 2015.
(b)	Senior notes are recorded net unamortized deferred financing fees of $4.3 million as of December 31, 2015.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

6.
Long-Term Debt (continued)

Annual maturities of all long-term debt are as follows as of December 31, 2015:

(in thousands)
2016	$6,300
2017	6,300
2018	6,300
2019	6,300
2020	525,050
Thereafter	200,000
$750,250

Senior Secured Credit Facilities

On June 17, 2013, Holding entered into Senior Secured Credit Facilities which consist of (i) a seven-year $430.0 million senior secured term loan, which will mature on June 17, 2020, and (ii) a $90.0 million senior secured revolving credit facility (the “Revolving Credit Facility”), which will mature on June 17, 2018 (the “Senior Secured Credit Facilities”). The Revolving Credit Facility includes sub-limits for letters of credit and swingline loans. The Term Loan was issued at a $4.3 million discount which is being amortized over the life of the loan using the effective interest method.

First Amendment

On January 15, 2014, Holding entered into an amendment to the Senior Secured Credit Facilities (“First Amendment”), which increased the seven-year senior secured term loan by $200.0 million to a total of $630.0 million to facilitate partial funding of the acquisition of GLM. The interest rate and maturity date remained the same as originally executed. The Revolving Credit Facility remained the same as originally executed.

The additional Term Loan was issued at a $0.5 million discount which is being amortized over the life of the loan using the effective interest method. Direct financing fees of $5.8 million were recorded in debt discount during the first quarter of 2014.

Second Amendment

On July 21, 2014, Holding (the “Borrower”) entered into the Second Amendment to the Senior Secured Credit Facilities (“Second Amendment”) which re-priced the facility by lowering the interest rate and LIBOR floor rate.

The loans under the Second Amendment bear interest at a rate equal to, at Holding’s option, either (a) a base rate equal to the greatest of (i) the administrative agent’s prime rate, (ii) the federal funds effective rate plus 1/2 of 1.00%, (iii) one month LIBOR plus 1.00% or (iv) in the case of the Term Loan, 2.00% plus 2.75% or (b) LIBOR (subject, in the case of the Term Loan, to a floor of 1.00%) plus 3.75%, subject to a step-down (for any quarter ending after September 30, 2013) for Revolving Credit Facility borrowings of 0.25% if Holding’s total first lien net secured leverage ratio is less than or equal to 3.50 to 1.00.

The deferred financing fees related to the Second Amendment were $1.2 million and were recorded in deferred financing fees in the consolidated balance sheet.

For the year ended December 31, 2015 $1.8 million of debt discount was amortized and included in interest expense in the consolidated statement of income and comprehensive income.

Holding is required to pay a quarterly commitment fee in respect of the unutilized commitments under the Revolving Credit Facility in an amount equal to 0.50% per annum, subject to a leverage-based step-down. Upon

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

6.
Long-Term Debt (continued)

the issuance of letters of credit under the Senior Secured Credit Facilities, Holding is required to pay fronting fees, customary issuance and administration fees and a letter of credit fee equal to the then-applicable margin (as determined by reference to LIBOR) for the Revolving Credit Facility.

Payments and Commitment Reductions

The Term Loan will be paid down in equal quarterly installments of 0.25% of $630 million (the aggregate principal amount of the original $430 million balance plus the incremental $200 million loan), with the balance due at maturity. Installment payments on the Term Loan are due on the last date of each quarter, commencing September 30, 2013. In addition to the required installment payments, Holding made an optional principal payment of $20.0 million on June 30, 2015.

Subject to certain customary exceptions and limitations, Holding is required to prepay amounts outstanding under the Senior Secured Credit Facilities under specified circumstances, including with 75% of Excess Cash Flow (“ECF”), subject to step-downs to 50%, 25% and 0% of excess cash flow at certain leverage-based thresholds, and with 100% of the net cash proceeds of asset sales and casualty events in excess of certain thresholds (subject to certain reinvestment rights). Holding may prepay the loans in whole or part without premium or penalty regardless of the type of variable rate selected.

The first ECF period was January 1, 2014 to December 31, 2014. Payments calculated by the ECF are due to the administrative agent 10 business days after the filing of the previous year’s Annual Report. The $20.0 million additional principal payment on June 30, 2015, applies toward the second ECF period from January 1, 2015 to December 31, 2015.

The Revolving Credit Facility is subject to payment of a commitment fee of 0.50% per annum, calculated on the unused portion of the facility which may be reduced to 0.375% if the Total First Lien Net Leverage Ratio, as defined in the Credit Agreement, is less than or equal to 3.50 to 1.00. The commitment fees are due quarterly in arrears on the last day of the fiscal quarter and the commitment fee for the year ended December 31, 2015 was 0.5% per annum. For the year ended December 31, 2015, Holding recorded $0.5 million in interest expense related to this commitment fee.

Guarantees

Subject to certain customary exceptions and limitations, all obligations under the Senior Secured Credit Facilities are guaranteed by all of Holding’s direct and indirect wholly-owned domestic subsidiaries, and such obligations and the related guarantees are secured by a perfected first priority security interest in substantially all tangible and intangible assets owned by Holding or by any guarantor. As of December 31, 2015, all of Holding’s subsidiaries (the “Subsidiary Guarantors”) and Midco are the guarantors of the Senior Secured Credit Facilities.

The Senior Secured Credit Facilities contain customary incurrence-based negative covenants, including limitations on indebtedness; limitations on liens; limitations on certain fundamental changes (including, without limitation, mergers, consolidations, liquidations and dissolutions); limitations on asset sales; limitations on dividends and other restricted payments; limitations on investments, loans and advances; limitations on guarantees and other contingent obligations; limitations on payments, repayments and modifications of subordinated indebtedness; limitations on transactions with affiliates; limitations on sale and leaseback transactions; limitations on changes in fiscal periods; limitations on agreements restricting liens and/or dividends; and limitations on changes in lines of business. In addition, the Revolving Credit Facility contains a financial covenant requiring Holding to comply with a 6.00 to 1.00 total first lien net secured leverage ratio test. This financial covenant is tested quarterly only if the aggregate amount of revolving loans, swingline loans and letters of credit outstanding under the Revolving Credit Facility (net of up to $5.0 million of outstanding letters of credit) exceeds 25% of the total commitments thereunder. As of December 31, 2015, these financial covenants had not been triggered.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

6.
Long-Term Debt (continued)

Events of default under the Senior Secured Credit Facilities include, among others, nonpayment of principal when due; nonpayment of interest, fees or other amounts; cross-defaults; covenant defaults; material inaccuracy of representations and warranties; certain bankruptcy and insolvency events; material unsatisfied or unstayed judgments; certain ERISA events; change of control; or actual or asserted invalidity of any guarantee or security document. There were no events of default under the Senior Secured Credit Facilities as of December 31, 2015.

Restrictions

The Senior Secured Credit Facilities included restrictions on the ability of Emerald and its restricted subsidiaries to incur additional liens and indebtedness, make investments and dispositions, pay dividends and make intercompany loans and advances or enter into other transactions, among other restrictions, in each case subject to certain exceptions. Under the Senior Secured Credit Facilities, Emerald was permitted to pay dividends so long as immediately after giving effect thereto, no default or event of default had occurred and was continuing, (a) up to an amount equal to, (i) a basket that builds based on 50% of Emerald’s Consolidated Net Income (as defined in the Senior Secured Credit Facilities Agreement) and certain other amounts, subject to various conditions including compliance with a fixed charge coverage ratio of 2.0 to 1.0 and (b) in certain additional limited amounts, subject to certain limited exceptions.

At December 31, 2015, the outstanding principal balance of the Term Loan was approximately $543.0 million, with $6.3 million classified as current portion and $536.7 million classified as long-term portion in the consolidated balance sheet. At December 31, 2015, the available balance of the unused Revolving Credit Facility was $90 million.

Interest Rate Swap and Floor

In March 2014, Holding entered into forward interest rate swap and floor contracts with the Royal Bank of Canada, which modifies the Company’s exposure to interest rate risk by effectively converting a portion of Holding’s floating-rate Term Loan to a fixed rate basis, thus reducing the impact of interest-rate changes on future interest expense. The swap agreement involves the receipt of floating rate amounts at three-month LIBOR in exchange for fixed rate interest payments at 2.705% over the life of the agreement without an exchange of the underlying principal amount of $100 million. When the three-month LIBOR rate drops below 1.25%, the interest rate floor contract requires Holding to make variable payments based on an underlying principal amount of $100 million and the differential between the three-month LIBOR rate and 1.25%. The interest rate swap and floor have an effective date of December 31, 2015 and are settled on the last business day of each month of March, June, September and December, beginning March 31, 2016 through December 31, 2018.

The interest rate swap and floor have not been designated as effective hedges for accounting purposes. Accordingly, the Company marks-to-market the interest rate swap and floor quarterly with the unrealized gain or loss recognized in unrealized net loss on interest swap and floor, in the consolidated statement of income and comprehensive income.

For the year ended December 31, 2015, the Company recorded an unrealized net loss of $1.5 million on its interest rate swap and floor agreements. The interest rate swap and floor contracts have been designated as Level 2 financial instruments. At December 31, 2015 the liability related to the swap and floor financial instruments was $3.0 million, of which $1.5 million is included in accounts payable and other current liabilities and $1.5 million is included in other noncurrent liabilities on the consolidated balance sheet.

Notes

On June 17, 2013, Holding issued $200.0 million aggregate principal amount of 9.000% Senior Notes (“Notes”) due 2021 at par in a private placement exempt from registration requirements under the Securities Act of 1933, as amended. The Notes were issued pursuant to an Indenture (the “Indenture”), dated June 17, 2013, among Transco, Holding, the Guarantors and Wells Fargo Bank, National Association, as trustee. As of December 31, 2015, the Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by all of the Subsidiary Guarantors.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

6.
Long-Term Debt (continued)

The Notes bear interest at 9.000% per year and mature on June 15, 2021, unless earlier redeemed or repurchased by Holding. Interest is payable semiannually on June 15 and December 15 of each year, beginning on December 15, 2013, to holders of record at the close of business on June 1 or December 1, as the case may be, immediately preceding each such interest payment date.

Holding will have the right to redeem the Notes at the redemption prices set forth below:

At any time before June 15, 2016, Holding may redeem up to 40% of the aggregate principal amount of the Notes with funds in an equal aggregate amount not exceeding the net cash proceeds of certain equity offerings at a price equal to 109.00% of the principal amount of the Notes redeemed and accrued and unpaid interest, if any, to the date of redemption.

At any time before June 15, 2016, Holding may, on any one or more occasions, redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium (as defined in the Indenture) as of, and accrued and unpaid interest, if any, to the date of redemption.

At any time on or after June 15, 2016, Holding may redeem all or a part of the Notes at a redemption price of 104.50% of the principal amount thereof if redeemed during the twelve-month period beginning on June 15, 2016, 102.25% of the principal amount thereof if redeemed during the twelve-month period beginning on June 15, 2017, and 100.00% of the principal amount thereof if redeemed on or after June 15, 2018, plus in each case accrued and unpaid interest, if any, to the date of redemption.

Guarantees

The obligations under the Notes are guaranteed on a senior unsecured basis by each of Holding’s present and future direct and indirect domestic subsidiaries that is a guarantor or obligor under the Senior Secured Credit Facilities, other future credit facilities or any other capital markets debt securities of Holding or its subsidiaries, subject to certain customary exceptions and limitations. As of December 31, 2015, the Subsidiary Guarantors were guarantors of the Notes.

The Indenture also contains customary events of default. If Holding undergoes a change of control (as defined in the Indenture), Holding will be required to make an offer to repurchase the Notes at 101% of the principal amount of the Notes redeemed and accrued and unpaid interest, if any, to the date of redemption.

Events of default under the Notes include, among others, nonpayment of principal when due; nonpayment of interest, fees or other amounts; cross-acceleration; covenant defaults; certain bankruptcy and insolvency events; material unsatisfied or unstayed judgments; or the failure of a guarantee to be in full force and effect in any material respect. There were no events of default under the Notes as of December 31, 2015.

Restrictions

The Indenture contained covenants limiting, among other things, Emerald’s ability and the ability of its restricted subsidiaries to incur additional debt, pay dividends or distributions on its capital stock to any direct or indirect parent company (including the Company) or repurchase its capital stock, issue stock of subsidiaries, make certain investments, create liens on its assets to secure debt, enter into transactions with affiliates, merge or consolidate with another company or sell or otherwise transfer assets, in each case subject to certain exceptions. Under the Indenture, Emerald was permitted to pay dividends to any direct or indirect parent company (including the Company) (a) up to an amount equal to (i) a basket that builds based on 50% of Emerald’s Consolidated Net Income (as defined in the Indenture) and certain other amounts, subject to various conditions including compliance with a fixed charge coverage ratio of 2.0 to 1.0 and (b) in certain additional limited amounts, subject to certain limited exceptions.

Interest Expense and Ending Balance

Interest expense for the Notes for the year ended December 31, 2015 was $18.1 million. As of December 31, 2015, interest has been paid in full other than $0.8 million accrued for in Accounts payable and other current liabilities (refer to Note 14).

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

6.
Long-Term Debt (continued)

At December 31, 2015, the outstanding balance of the Notes was $200 million and was classified as long-term in the consolidated balance sheet.

In relation to the Senior Secured Credit Facilities and the Notes, Holding has evaluated and determined no separate accounting for embedded derivatives is required.

Interest Expense

Interest expense reported in the consolidated statement of income and comprehensive income consist of the following:

Year ended December 31,
2015
Senior secured term loan, 4.75%, due 2020	$27,164
Senior Notes, 9.00%, due 2021	18,075
Noncash interest for amortization of debt discount and debt issuance costs	4,681
Realized and unrealized loss on interest rate swap and floor, net	1,484
Revolving credit facility commitment fees	533
$51,937
7.	Fair Value Measurements

As of December 31, 2015, the Company’s assets and liabilities measured at fair value on a recurring basis are categorized in the table below:

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$16,261	$16,261	$—	$—
Total assets at fair value	$16,261	$16,261	$—	$—

Liabilities:
Interest rate swap and floor (a)	$2,975	$—	$2,975	$—
Senior secured term loan, 4.75%	533,529	—	533,529	—
Senior notes, 9.00%	196,250	—	196,250	—
Total liabilities at fair value	$732,754	$—	$732,754	$—
(a)	Accounts payable and other current liabilities and other noncurrent liabilities each include $1.5 million in the condensed consolidated balance sheets.
8.	Related-Party and Former Parent Transactions

Holding entered into a Transition Services Agreement with The Nielsen Company (US), LLC, a wholly-owned subsidiary of the Former Parent, dated June 17, 2013, for certain back office services and support to be provided from the date of the Transaction until various dates, depending on the service. As part of this agreement, Holding entered into license or sublease arrangements for three U.S. facilities with the Former Parent at agreed monthly rental amounts including all direct and indirect costs, for a period of up to eight years, depending on the facility.

As of December 31, 2015 all services under the Transition Services Agreement with The Nielsen Company (U.S.), LLC, have been concluded, except for the commitment for subleased facilities. The transition services

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

8.
Related-Party and Former Parent Transactions (continued)

expense for the year ended December 31, 2015 was $1.0 million. The transition services expense was included in selling, general and administrative expenses in the consolidated statement of income and comprehensive income. Since June 2014, the only services provided by Nielsen have been related to the subleased facilities and are included in rental expense in selling, general and administrative expenses in the consolidated statement of income and comprehensive income.

Holding entered into a Services Agreement, dated June 17, 2013, with Onex Partners. Onex Partners will provide expertise and advisory services, including, without limitation, financial and structural analysis, due diligence investigations, and other advice and negotiation assistance. The fee for these services is payable quarterly in arrears on the last business day of March, June, September and December of each year commencing on September 30, 2013. The Onex Partners service expense was $0.8 million for the year ended December 31, 2015. The quarterly Service Agreement expense is included in selling, general and administrative expenses in the consolidated statement of income and comprehensive income.

In consideration of the transaction services provided to Holding in connection with the January 15, 2014 acquisition and merger, Holding incurred an aggregate amount of $1.1 million including the direct out-of-pocket expenses of $0.7 million. These expenses were included in selling, general and administrative expenses in the consolidated statement of income and comprehensive income.

On February 26, 2014, Holding received $1.2 million of cash as a capital contribution from Midco (which had received a capital contribution from Holdco), representing the net of $1.4 million of proceeds from the issuance of 1,389 shares of Holdco common stock, which was purchased by senior management, independent directors and consultants less $0.2 million of the stock issuance which was funded through loans made to senior management by Holdco. The management loans due to Holdco bear interest at a rate of 5.5% per annum. Repayment terms are 50% of the loan plus interest due each of February 26, 2015 and 2016. As of December 31, 2015 Holdco recorded a receivable of $0.1 million in relation to these loans.

Holding entered into an employment agreement with the Chief Executive Officer (“CEO”), on June 17, 2013. The initial term of the agreement is five years, and the agreement would be automatically extended for successive one-year periods thereafter. Either party may give 30 days prior written notice to terminate the agreement. The agreement provides that if the CEO is terminated on or after the second anniversary for other than cause, death, or disability or by the Executive for good reason, as defined, he is entitled to a severance payment in the amount of one times his annual salary, annual bonus opportunity and health insurance benefit, combined to be paid over a 12 month period.

Holding entered into an employment agreement with the Chief Financial Officer (“CFO”), on July 14, 2014. The initial term of the agreement is five years, and the agreement would be automatically extended for successive one-year periods thereafter. Either party may give 30 days prior written notice to terminate the agreement. The agreement provides that if the CFO is terminated during any year for other than cause, death, or disability or by the Executive for good reason, as defined, he is entitled to a severance payment in the amount of one times his annual salary, annual bonus opportunity and health insurance benefit, combined to be paid over a 12 month period.

9.	Shareholder’s Equity and Stock-Based Compensation

Expo Event Holdco, Inc. Common Stock Issuances

On January 15, 2014, Holding received $140.0 million of cash as a capital contribution from Midco (which had received a capital contribution from Holdco), representing 140,000 shares of Holdco common stock purchased by Onex Partners funds to fund the acquisition of GLM as discussed in Note 3 – Business Acquisitions.

As further discussed above in Note 8 – Related-Party and Former Parent Transactions, Holding received capital contributions from Midco (which received capital contributions from Holdco), representing proceeds from the issuance of Holdco common stock purchased by senior management and independent directors.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

9.
Shareholder’s Equity and Stock-Based Compensation (continued)

On February 10, 2015, the Board of Directors approved and granted 35 shares of the Company’s common stock to the independent director as part of his Board compensation. These shares were issued on February 10, 2015.

Expo Event Holdco, Inc. 2013 Stock Option Plan

Effective June 17, 2013 the Company’s Board of Directors approved the adoption of the Expo Event Holdco, Inc. 2013 Stock Option Plan (“the Plan”) and reserved 39,711 shares for awards to be issued under the Plan. The Plan was amended effective July 19, 2013 to increase the shares reserved to be issued under the plan to 41,822 shares. Primarily as a result of the acquisition of GLM in January 2014 and the 140,000 additional common stock shares issued to partially fund that acquisition, the Plan was amended effective April 22, 2014 to reserve an additional 17,416 shares for issuance.

The Board of Directors determines eligibility, vesting schedules and exercise prices for award grants. Option grants have a contractual term of 10 years from the date of grant. To date, the options have been granted in two or three tranches with varying exercise prices with Tranche 1 exercise price being equal to the fair market value of Holdco common stock at the date of grant, except for the grant on June 18, 2014 where Tranche 1 exercise price was below fair market value, as further discussed below. Tranche 1: 50% or 75% option shares at exercise price at fair market value of common stock (varied); Tranche 2: 25% option shares at exercise price above fair market value ($1,500 or $2,000) and Tranche 3: 0% - 25% option shares at exercise price above fair market value ($2,000).

Vesting of the option grants begins at the first anniversary of the date of grant and continues for 5 years: At first anniversary up to second anniversary – 20%; second anniversary up to third anniversary – 40%; third anniversary up to fourth anniversary – 60%; fourth anniversary up to the fifth anniversary – 80%; and on or after the fifth anniversary – 100% with accelerated vesting provisions if there is a change in control. A total of 792 shares were available for future grant under the Plan at December 31, 2015.

The fair value of option awards is estimated on the grant date using the Black-Scholes option pricing model using the following assumptions:

	Year Ended December 31, 2015
	Range	Weighted-Average
Expected volatility	26.14% to 35.55%	32.40%
Dividend yield	0.00%
Risk-free interest rate	1.49% to 2.14%	1.82%
Expected life (in years)	5.50 to 7.50	6.49
Weighted-average fair value at grant date		$446.76

Due to the absence of an active market for the Company’s common stock, the fair value of the Company’s common stock for purposes of determining the exercise price for stock option grants and the fair value at grant date was determined utilizing commonly accepted valuation practices. The exercise price is set at least equal to the fair value of the Company’s common stock on the date of grant.

Expected volatility represents the estimated volatility of the shares over the expected life of the options. The Company has estimated the expected volatility based on the weighted average historical volatilities of a pool of public companies that are comparable to Holdco since Holdco’s common stock is not publicly traded and does not have a readily determinable fair value.

The Company uses an expected dividend yield of zero since no dividends are expected to be paid. The risk-free interest rate for periods within the expected life of the option is derived from the U.S. treasury interest rates in effect at the date of grant. The expected option life represents the period of time the option is expected to be outstanding. The simplified method is used to estimate the term since the Company does not have sufficient exercise history to calculate the expected life of the options.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

9.
Shareholder’s Equity and Stock-Based Compensation (continued)

Stock-based compensation expense is recorded at the Emerald Expositions, LLC level because the employees performing services related to the compensation are employed by that entity. Stock based compensation is recorded only for those awards expected to vest. Due to a lack of historical data, the Company estimates option exercise and employee turnover within the valuation model. The Company estimated forfeitures based on employment history and other qualitative factors of the recipient receiving the award. The rate is adjusted if actual forfeitures differ from the estimates in order to recognize compensation cost only for those awards that actually vest. If factors change and different assumptions are employed in future periods, the stock-based compensation expense may differ from that recognized in previous periods.

Stock-based award activity for the year ended December 31, 2015, was as follows:

		Weighted-Average
	Number of Options	Exercise Price per Option	Remaining Contractual Term	Aggregate Intrinsic Value
			(years)	(thousands)
Outstanding at December 31, 2014	57,695	$1,356
Granted	1,478	1,567
Forfeited	(727)	1,436
Outstanding at December 31, 2015	58,446	$1,360	7.97	$20,723
Exercisable at December 31, 2015	19,216	$1,345	7.84	$7,070

Information regarding fully vested and expected to vest stock options as of December 31, 2015 is as follows:

Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Life
$1,000	29,044	7.87
$1,300	1,943	8.99
$1,500	13,636	7.98
$1,515	162	9.88
$2,000	13,510	7.97
$1,360	58,295	7.96

The aggregate intrinsic value is the amount by which the fair value of our common stock exceeded the exercise price of the options at December 31, 2015, for those options for which the market price was in excess of the exercise price.

The Company recorded stock-based compensation expense for the stock option grants and matching option incentives for the year ended December 31, 2015 of $5.0 million (pre-tax), which is included in selling, general and administrative expenses on the consolidated statement of income and comprehensive income. The related deferred tax benefit for stock-based compensation recognized was $2.0 million for the year ended December 31, 2015.

There were 19,216 stock options vested and exercisable at December 31, 2015. The total fair value of shares vested during the year ended December 31, 2015 based on weighted average grant date fair value was $3.8 million.

There was a total of $6.2 million unrecognized stock-based compensation expense at December 31, 2015 related to non-vested stock options expected to be recognized over a weighted-average period of 1.24 years.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

10.	Earnings Per Share

Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common shares outstanding during the period, plus the dilutive effect of outstanding options, using the treasury stock method and the average market price of the Company's common stock during the applicable period. Certain shares related to some of the Company's outstanding stock options were excluded from the computation of diluted earnings per share because they were antidilutive in the periods presented, but could be dilutive in the future.

The details of the computation of basic and diluted earnings per common share are as follows:

(in thousands, except share data)	Year Ended December 31, 2015
Net income	$19,623
Weighted average common shares outstanding	494,773
Basic earnings per share	$39.66
Net income	$19,623
Weighted average common shares outstanding	494,773
Diluted effect of stock options	5,358
Diluted weighted average common shares outstanding	500,130
Diluted earnings per share	$39.24
Anti-dilutive shares excluded from diluted earnings per share calculation	29,330
11.	Defined Contribution Plans

On January 1, 2014, the Company established the Emerald Expositions, Inc. 401(k) Savings Plan (the “Emerald Plan” when the Nielsen Company 401(k) Savings Plan transferred the total assets of the participants of the Emerald Plan. The Company matches 50% of up to 6% of an eligible plan participant’s compensation for the contribution period. The Company may also make additional qualified discretionary non-elective employer contributions and allocate them to non-highly compensated employees to help the Emerald Plan pass one or more non-discrimination tests. For the year ended December 31, 2015 the Company recorded compensation expense of $0.9 million for the employer matching contribution. On January 1, 2015 the Emerald Plan’s name changed to the Emerald Expositions, LLC 401(k) Savings Plan.

Beginning on January 15, 2014, Emerald acquired as part of the GLM acquisition, the George Little Management, LLC 401(k) and Profit Sharing Plan (the “GLM Plan”). The GLM Plan was a self-administered defined contribution plan. On January 1, 2015 the GLM Plan was merged into the Emerald Plan.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

12.	Income Taxes

The provision for income taxes attributable to income before income taxes consisted of:

(in thousands)	December 31, 2015
Current
Federal	$783
State and local	1,658
2,441
Deferred
Federal	9,751
State and local	(1,862)
7,889
$10,330

The Company’s provision for income taxes was different from the amount computed by applying the statutory federal income tax rate of 35% to the underlying income before income taxes as a result of the following:

(in thousands)	December 31, 2015
Income before income taxes	$29,953
U.S. statutory tax rate	35.0%
Taxes at the U.S. statutory rate	10,484
Tax effected differences
State and local taxes, net of federal benefit	1,273
Change in valuation allowance	(88)
Change in tax rates	(1,684)
Change in uncertain tax positions	30
Other, net	315
Total provision for income taxes	$10,330

For the 2015 year, the change in tax rates is attributable to changes in the Company’s apportionment factors.

Deferred taxes consisted of the following:

(in thousands)	December 31, 2015
Deferred tax assets
Net operating loss carryforwards	$40,840
Deferred compensation	30
Stock-based compensation	5,120
Fixed asset depreciation	1,547
Accrued expenses	354
Other assets	4,527
Deferred tax assets	52,418
Valuation allowance	(315)
Net deferred tax assets	52,103
Deferred tax liabilities
Goodwill and intangible assets	(181,745)
Net deferred tax liability	$(129,642)
Recognized as
Deferred income taxes, current	$—
Deferred income taxes, noncurrent	(129,642)
$(129,642)

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

12.
Income Taxes (continued)

At December 31, 2015, the Company had federal net operating loss carryforwards of approximately $113.9 million, which begin to expire in 2021. Section 382 of the U.S. tax code imposes limitations on the annual utilization of operating loss carryforwards whenever a greater than fifty percent change in the ownership of a company occurs within a three year period. In addition to the annual limitations on operating loss carryforwards, Section 382 can also restrict the utilization of certain post change losses if the tax basis in assets exceeds the fair value of assets at the date of an ownership change. Companies with operating loss carryforwards are required to test the cumulative three year change whenever there is an equity transaction that impacts the ownership of holders of more than five percent of the Company’s stock. The Transactions resulted in an ownership change under Section 382. During 2013, the Company completed an analysis of ownership changes which arose both prior to and in connection with the Transactions. At December 31, 2015, the Company had federal alternative minimum tax (AMT) credit carryforwards of approximately $2.2 million and the AMT credits have an indefinite carryover period.

In January 2014, the Company also received a favorable ruling from the Internal Revenue Service (“IRS”) which allowed for the built in gains existing as of the 2007 spin-off transaction to increase the Section 382 limitation for losses arising prior to December 2007. As a result of the 382 study and the IRS ruling, the Company determined that none of its net operating losses would expire solely as a result of limitations on the annual utilization of losses under Section 382. However, based upon the analysis, the Company is limited to utilizing no more than $75.5 million of net operating losses in 2014 with the remaining balance of its losses as well as any unused limitation from 2014 available in 2015 and beyond. Future changes in the ownership of the Company could place restrictions on the Company’s ability to utilize operating loss carryforwards generated through December 31, 2015.

No significant interest or penalties associated with uncertain tax positions were recorded during the year ended December 31, 2015.

Currently the Company is involved in a New York City 2006—2008 audit, New York State 2006-2008 audit, and California 2008—2009 audit. To date, the Company is not aware of any material adjustments not already accrued related to any of the current federal or state audits under examination.

13.	Commitments and Contingencies

Leases and Other Contractual Arrangements

The Company has entered into operating leases and other contractual obligations to secure real estate facilities and trade show venues. These agreements are not unilaterally cancelable by the Company, are legally enforceable and specify fixed or minimum amounts or quantities of goods or services at fixed or minimum prices.

The amounts presented below represent the minimum annual payments under the Company’s purchase obligations that have initial or remaining non-cancelable terms in excess of one year.

	Years Ending December 31,
(in thousands)	2016	2017	2018	2019	2020	There-after	Total
Operating leases	$5,914	$3,499	$3,240	$3,188	$2,351	$10,139	$28,331
Other contractual obligations	28,294	18,300	16,503	8,157	5,430	—	76,684
	$34,208	$21,799	$19,743	$11,345	$7,781	$10,139	$105,015

Total expenses incurred under operating leases were $3.3 million for the year ended December 31, 2015.

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

13.
Commitments and Contingencies (continued)

Other Contingent Commitments

Legal Proceedings and Contingencies

The Company is subject to litigation and other claims in the ordinary course of business. In the opinion of management, the Company’s liability, if any, arising from regulatory matters and legal proceedings related to these matters is not expected to have a material adverse impact on the Company’s consolidated balance sheet, results of operations or cash flows.

In the opinion of management, there are no claims, commitments or guarantees pending to which the Company is party that would have a material adverse effect on the consolidated financial statements.

14.	Accounts payable and other current liabilities

Accounts payable and other current liabilities consisted of the following:

(in thousands)	December 31, 2015
Accrued personnel costs	$6,196
Other current liabilities	4,996
Note payable assumed in Fastener Expo acquisition	4,530
Accrued event costs	3,446
Trade payables	1,949
Accrued interest	800
Total accounts payable and other current liabilities	$21,917

Other current liabilities is primarily comprised of corporate accruals and the current portion of the liability related to the interest rate swap and floor.

15.	Subsequent Events

The Company has evaluated all events and transactions for recognition in the financial statements through February 16, 2016, the original date the financial statements were issued. Additionally, the Company has evaluated all events and transactions for purposes of disclosure through December 16, 2016, the date these financial statements were issued.

On August 1, 2016, the Company acquired the International Gift Exposition in the Smokies and Souvenir Super Show (“IGES”) for a purchase price of $3.7 million which included a negative working capital adjustment of $1.0 million. IGES is the largest dedicated gathering of wholesale resort and souvenir buyers in the United States.

On August 8, 2016, the Company acquired Swim Collective Trade Show and the Active Collective Trade Show for a purchase price of $12.8 million. Swim Collective is the leading swimwear trade show on the West coast and is held twice a year. Active Collective, also held twice a year, is recognized as the first active wear-only trade show.

On October 11, 2016, the Company acquired Digital Dealer Conference & Expo (“Dealer”) for a purchase price of $21.5 million which includes a negative working capital adjustment of $0.2 million and a contingent payment of $1.0 million. The $14.8 million closing purchase payment was financed with cash from operations. The remaining $5.7 million, subject to any final working capital adjustment will be disbursed in the first quarter of 2017. The $1.0 million contingency is scheduled to be settled in January 2018 and is primarily contingent upon achievement of certain performance thresholds. The Digital Dealer Conference & Expo is the leading trade show in the automotive dealer technology industry.

On October 18, 2016, the Company acquired the National Pavement Expo (“Pavement”) from AC Business Media, Inc., for a purchase price of $7.0 million which includes a negative working capital adjustment of

Expo Event Holdco, Inc.
Notes to Consolidated Financial Statements
December 31, 2015

15.
Subsequent Events (continued)

$0.6 million. The $6.4 million closing purchase payment was financed with cash from operations. Pavement is the largest trade show specifically designed for paving and pavement maintenance professionals.

On October 28, 2016, the Company completed a refinance of its $200.0 million 9.00% Senior Notes. The refinance was funded with a $200.0 million incremental borrowing on the Company’s 4.75% term loan (net of a 0.5% original issue discount). In addition, the Company’s revolving credit facility was increased from $90.0 million to $100.0 million. A call premium of $9.0 million and third party fees of approximately $3.0 million were incurred as a result of the refinance and were funded with cash from operations as well as a $8.0 million draw on the Company’s revolving credit facility.

On November 15, 2016, the Company acquired RFID Journal LIVE! (“RFID LIVE!”) for a purchase price of $8.2 million which included a negative working capital adjustment of $0.7 million and contingent consideration of up to $2.6 million. The closing purchase payment of $5.7 million was financed with cash from operations. RFID LIVE! is the world’s largest show focused on radio frequency identification (“RFID”) and related technologies, bringing together attendees, exhibitors, researchers, academics, consultants and others interested in using RFID technologies to identify, track and manage assets and inventories across a wide range of industries.

On December 13, 2016, the Company acquired the American Craft Retailers Expo (“ACRE”) for a purchase price of $5.0 million, which included a negative working capital adjustment of $1.1 million. ACRE is a wholesale craft exposition consisting of two shows that take place annually in Las Vegas, Nevada and Philadelphia, Pennsylvania.

Expo Event Holdco, Inc. (parent company only)
Schedule I – Condensed Financial Information of Registrant
Condensed Balance Sheet
December 31, 2015

(in thousands, except share data)	2015
Assets
Current assets
Receivable from related parties	$97
Total current assets	97
Noncurrent assets
Long term receivable from related parties	—
Investment in subsidiaries	502,532
Total assets	$502,629
Liabilities and Shareholders' Equity
Current liabilities
Payable to subsidiary	$97
Total current liabilities	97
Noncurrent liabilities
Long term payable to subsidiary	—
Total liabilities	$97

Shareholders' equity
Common stock, $0.01 par value; authorized shares: 700,000;
Issued and outstanding shares: 494,777 at December 31, 2015	$5
Additional paid-in capital	507,879
Accumulated deficit	(5,352)
Total shareholders' equity	502,532
Total liabilities and shareholders' equity	$502,629

Expo Event Holdco, Inc. (parent company only)
Schedule I – Condensed Financial Information of Registrant
Condensed Statement of Income and Comprehensive Income
December 31, 2015

(in thousands)	2015
Revenues	$—
Cost of revenues	—
Selling, general and administrative expense	—
Depreciation and amortization expense	—
Intangible asset impairment charge	—
Operating income	—
Interest expense
Loss on extinguishment of debt	—
Other income, net	—
Income before income taxes	—
Provision for income taxes	—
Earnings before equity in net income and comprehensive income of subsidiaries	—
Equity in net income and comprehensive income of subsidiaries	19,623
Net income and comprehensive income	$19,623

Expo Event Holdco, Inc. (parent company only)
Schedule I – Condensed Financial Information of Registrant
Notes to Condensed Financial Statements
December 31, 2015

1. Basis of Presentation

In the parent-company-only financial statement, Expo Event Holdco, Inc.’s (“Parent”) investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The parent-company-only financial statements should be read in conjunction with the Company’s consolidated financial statements. A condensed statement of cash flows was not presented because Expo Event Holdco, Inc.’s net operating activities have no cash impact and there were no investing or financing cash flow activities during the fiscal year ended December 31, 2015.

Income taxes and non-cash stock based compensation have been allocated to the Company’s subsidiaries for the fiscal year ended December 31, 2015.

2. Guarantees and Restrictions

On June 17, 2013, Emerald Expositions Holding, Inc. (“Emerald”), an indirect wholly-owned subsidiary of the Company, issued $200.0 million in aggregate principal amount of 9.000% Senior Notes due June 15, 2021 pursuant to an indenture, (as amended, the “Indenture”), by and among Emerald, the guarantors party thereto and Wells Fargo, National Association, as trustee. The Indenture contained covenants limiting, among other things, Emerald’s ability and the ability of its restricted subsidiaries to incur additional debt, pay dividends or distributions on its capital stock to any direct or indirect parent company (including the Company) or repurchase its capital stock, issue stock of subsidiaries, make certain investments, create liens on its assets to secure debt, enter into transactions with affiliates, merge or consolidate with another company or sell or otherwise transfer assets, in each case subject to certain exceptions. Under the Indenture, Emerald was permitted to pay dividends to any direct or indirect parent company (including the Company) (a) up to an amount equal to (i) a basket that builds based on 50% of Emerald’s Consolidated Net Income (as defined in the Indenture) and certain other amounts, subject to various conditions including compliance with a fixed charge coverage ratio of 2.0 to 1.0 and (b) in certain additional limited amounts, subject to certain limited exceptions.

On June 17, 2013, Emerald entered into a credit agreement (as amended, the “Credit Agreement”), by and among Emerald, Expo Event Midco, Inc. (“Holdings”), a direct wholly-owned subsidiary of the Company, and Emerald’s subsidiaries as guarantors, various lenders from time to time party thereto and Bank of America, N.A., as administrative agent and collateral agent. The Credit Agreement included restrictions on the ability of Emerald and its restricted subsidiaries to incur additional liens and indebtedness, make investments and dispositions, pay dividends and make intercompany loans and advances or enter into other transactions, among other restrictions, in each case subject to certain exceptions. Under the Credit Agreement, Emerald was permitted to pay dividends so long as immediately after giving effect thereto, no default or event of default had occurred and was continuing, (a) up to an amount equal to, (i) a basket that builds based on 50% of Emerald’s Consolidated Net Income (as defined in the Credit Agreement) and certain other amounts, subject to various conditions including compliance with a fixed charge coverage ratio of 2.0 to 1.0 and (b) in certain additional limited amounts, subject to certain limited exceptions.

Since the restricted net assets of Emerald and its subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. This information should be read in conjunction with the accompanying consolidated financial statements.

Expo Event Holdco, Inc.
Schedule II – Valuation and Qualifying Accounts

Column A	Column B	Column C		Column D	Column E
		Additons
	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Description		(in thousands)
Year Ended December 31, 2015
Allowance for doubtful accounts	$1,762	$679	$—	$(594)	$1,847
Deferred tax asset valuation allowance	$403	$—	$—	$(88)	$315

Expo Event Holdco, Inc.
Unaudited Condensed Consolidated Balance Sheets
(unaudited, in thousands, except share data)

	September 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$35,317	$16,261
Trade and other receivables, net of allowances for doubtful accounts of $1,903 and $1,847 as of September 30, 2016 and December 31, 2015, respectively	78,055	47,702
Prepaid expenses	16,058	20,633
Total current assets	129,430	84,596
Noncurrent assets
Property and equipment, net	2,961	2,116
Goodwill	901,401	890,256
Other intangible assets, net	537,480	559,427
Other noncurrent assets	1,209	1,700
Total assets	$1,572,481	$1,538,095
Liabilities and Shareholder’s Equity
Current liabilities
Accounts payable and other current liabilities	$28,544	$21,917
Deferred revenues	130,689	150,046
Term loan, current portion	6,300	6,300
Total current liabilities	165,533	178,263
Noncurrent liabilities
Long-term notes, net of deferred financing fees	196,172	195,706
Term loan, net of discount and deferred financing fees	497,765	529,592
Deferred tax liabilities, net	159,388	129,642
Other noncurrent liabilities	2,379	2,360
Total liabilities	1,021,237	1,035,563
Commitments and contingencies (Note 11)
Shareholder’s equity
Common stock, $0.01 par value; authorized shares: 700,000; Issued and outstanding shares: 494,882 at September 30, 2016, and 494,777 at December 31, 2015	5	5
Additional paid-in capital	510,358	507,879
Retained earnings (deficit)	40,881	(5,352)
Total shareholder’s equity	551,244	502,532
Total liabilities and shareholder’s equity	$1,572,481	$1,538,095

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Expo Event Holdco, Inc.
Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(unaudited, in thousands except share data)

	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Revenues	$293,296	$280,764
Cost of revenues	75,040	75,938
Selling, general and administrative expense	74,178	73,529
Depreciation and amortization expense	29,827	28,716
Operating income	114,251	102,581
Interest expense	38,235	39,830
Income before income taxes	76,016	62,751
Provision for income taxes	29,783	24,515
Net income and comprehensive income	$46,233	$38,236

Basic earnings per share	$93.42	$77.28
Diluted earnings per share	$91.44	$76.54

Basic weighted average common shares outstanding	494,873	494,771
Diluted weighted average common shares outstanding	505,607	499,552

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Expo Event Holdco, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(unaudited, in thousands)

	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Operating activities
Net income	$46,233	$38,236
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation expense	2,422	3,955
Provision for doubtful accounts	459	(4)
Depreciation and amortization	29,827	28,716
Amortization of deferred financing fees and debt discount	3,826	3,642
Unrealized loss on interest rate swap and floor	(49)	1,816
Deferred income taxes	29,746	21,996
Other	61	36
Changes in operating assets and liabilities, net of effect of businesses acquired:
Trade and other receivables	(30,811)	(16,355)
Prepaid expenses	4,771	5,655
Accounts payables and other current liabilities	6,641	8,810
Deferred revenues	(20,661)	(40,313)
Other noncurrent assets	(32)	116
Other noncurrent liabilities	68	70
Interest payable	4,500	4,500
Net cash provided by operating activities	77,001	60,876
Investing activities
Acquisition of businesses	(16,484)	(50,442)
Purchases of property and equipment and other assets	(1,373)	(926)
Purchases of computer software	(853)	(1,391)
Net cash used in investing activities	(18,710)	(52,759)
Financing activities
Payment of purchase price payable	(4,530)	—
Repayment of term loan	(34,725)	(24,725)
Repurchase of common stock	(81)	—
Proceeds from common stock issuance	101	—
Net cash used in financing activities	(39,235)	(24,725)
Net increase (decrease) in cash and cash equivalents	19,056	(16,608)
Cash and cash equivalents
Beginning of period	16,261	41,805
End of period	$35,317	$25,197
Supplemental disclosures of cash flow information
Cash paid for income taxes	$(2,474)	$(1,693)
Cash paid for interest	$(28,778)	$(29,807)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Expo Event Holdco, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

1.	Basis of Presentation

The unaudited condensed consolidated financial statements include the operations of the Company and its wholly-owned subsidiaries. These unaudited condensed consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission for Interim Reporting. All significant intercompany transactions, accounts and profits, if any, have been eliminated in the unaudited condensed consolidated financial statements.

These unaudited condensed consolidated financial statements do not include all disclosures required by U.S. GAAP, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the more detailed audited consolidated financial statements for the year ended December 31, 2015, included in this Form S-1. The December 31, 2015 condensed consolidated balance sheet was derived from the Company’s audited consolidated financial statements for the year ended December, 2015.

The results for the nine-months ended September 30, 2016 are not necessarily indicative of results to be expected for a full year, any other interim periods or any future year or period.

Correction of an Error

During the quarter ended June 30, 2015, the Company recorded an out of period adjustment that decreased income tax expense by $0.7 million. The adjustment related to an error in the calculation of the New York Metro effective income tax rate. The Company has determined that this adjustment was not material to any prior annual or interim periods.

2.	Summary of New Accounting Pronouncements

Recently Adopted Accounting Prounouncements

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, (ASC 740), Deferred Taxes, which simplifies the presentation of deferred taxes on the balance sheet by requiring that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. Importantly, the guidance does not change the existing requirement that only permits offsetting within a jurisdiction – that is companies are still prohibited from offsetting deferred tax liabilities from one jurisdiction against deferred tax assets of another jurisdiction. The guidance is effective for fiscal years beginning after December 15, 2016 including interim periods within those years. The impact of adopting this standard will change the classification of any deferred tax assets and liabilities previously classified as current to a noncurrent classification. In order to simplify reporting the Company elected to early adopt ASU No. 2015-17 effective December 31, 2015. The impact of adopting the new guidance was to reclassify $5.4 million of deferred tax assets previously included in “Deferred tax assets, net” to “Deferred tax liabilities, net” in the consolidated balance sheet as of December 31, 2015.

In April 2015, the FASB issued Accounting Standards Update No. 2015-15, (ASC 835-30) Interest – Imputation of Interest, intended to simplify the presentation of debt issuance costs. The guidance requires that debt issuance costs related to a recognized debt liability be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation for debt discounts. The guidance is effective as of the beginning of the Company’s 2016 fiscal year and must be applied on a retrospective basis with early adoption permitted. The guidance is effective as of the beginning of the Company’s 2016 fiscal year and has been applied on a retrospective basis for all periods presented. The impact of adopting the new guidance was to reclassify $0.6 million, $0.6 million and $1.5 million of “Deferred financing fees , current portion”, to “Other noncurrent assets”, “Long-term notes” and “Term loan, net of discount and deferred financing fees”, respectively, in the consolidated balance sheet as of December 31, 2015. In addition, the Company reclassified $0.9 million, $3.7 million and $5.6 million of “Deferred financing fees, long-term portion” to “Other noncurrent assets”, “Long-term notes” and “Term loan, net of discount and deferred financing fees”, respectively, in the consolidated balance sheet as of December 31, 2015.

Expo Event Holdco, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

2.
Summary of New Accounting Pronouncements (continued)

Recently Issued Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 clarifies how certain cash receipts and payments should be presented in the statement of cash flows. This standard is effective for fiscal years beginning after December 15, 2016. Management is currently evaluating the potential impact that adopting this new accounting standard will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation – Stock Compensation (Topic 718)” (“ASU 2016-09”). ASU 2016-09 identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This standard is effective for fiscal years beginning after December 15, 2016. Management is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements and footnote disclosures.

On February 25, 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), which will require lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability, and lessors to recognize a net lease investment. Additional qualitative and quantitative disclosures will also be required. This standard is effective for fiscal years beginning after December 15, 2018. While the Company is still assessing the impact of this standard, management does not believe it will have a material impact on the Company’s financial condition, results of operations or liquidity.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments - Overall (Subtopic 825-10: Recognition and Measurement of Financial Assets and Financial Liabilities)” (“ASU 2016-01”), which revised entities’ accounting related to: (i) the classification and measurement of investments in equity securities; and (ii) the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The new guidance is effective for the Company in annual periods ending after December 15, 2017 and requires a modified retrospective approach to adoption. Early adoption is only permitted for the provision related to instrument-specific credit risk. While the Company is still assessing the impact of this standard, management does not believe this standard will have a material impact on the Company’s financial condition, results of operations or liquidity.

In September 2015, the FASB issued Accounting Standards Update No. 2015-16, (ASC 805) Business Combinations, which eliminates the requirement that an acquirer retrospectively adjust provisional amounts recognized in a business combination during the measurement period. The measurement period is one year from the date of the acquisition. The amendments require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The financial statements should contain the effect on earnings of changes in depreciation, amortization or other income effects calculated as if the accounting had been completed at the acquisition date. The financial statements should also separately present on the face of the income statement, or disclose in the footnotes, the amount of adjustments recorded in the current period by line item that would have been recorded in prior periods had the adjustment been made at the date of acquisition. The guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within fiscal years beginning after December 15, 2017. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-16 on its consolidated financial statements.

In April 2015, the FASB issued Accounting Standards Update No. 2015-05, (ASC 350-40) Intangibles – Goodwill and other – Internal-use Software, related to a customer’s accounting for fees paid in a cloud computing arrangement. This guidance provides clarification on whether a cloud computing arrangement includes a software license. If a software license is included, the customer should account for the license

Expo Event Holdco, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

2.
Summary of New Accounting Pronouncements (continued)

consistent with its accounting for other software licenses. If a software license is not included, the arrangement should be accounted for as a service contract. This guidance is effective as of the beginning of the Company’s 2016 fiscal year and the adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued Accounting Standards Update No. 2015-02, (ASC 810) Consolidation. ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. It is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. Adoption of ASU 2015-02 is not expected to have a significant impact on its consolidated financial statements or notes thereto.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, (ASC 205-40) Presentation of Financial Statements—Going Concern. The guidance in this ASU requires disclosure of uncertainties about an entity’s ability to continue as a going concern even if an entity’s liquidation is not imminent. There may be conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern. In those situations, financial statements should continue to be prepared under the going concern basis of accounting and this guidance should be followed to determine whether to disclose information about the relevant conditions and events. This guidance is effective for the Company on December 31, 2016 and the adoption of this standard is not expected to have a significant impact on its consolidated financial statements or notes thereto.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, (ASC 606) Revenue from Contracts with Customers. The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally this ASU supersedes some cost guidance in Subtopic 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. This guidance becomes effective for the Company beginning fiscal year 2018 with early adoption permitted as defined. Management has completed its evaluation of the impact that the standard will have on the Company’s consolidated financial statements and does not believe this standard will have a material impact on the Company’s financial condition, results of operations or liquidity.

There have been no other new accounting pronouncements that are expected to have a significant impact on the Company’s condensed consolidated financial statements or notes thereto.

3.	Business Acquisitions

In line with the Company’s strategic growth initiatives, Emerald acquired the assets and liabilities of several companies during 2016 (collectively, the 2016 acquisitions) and 2015 (collectively, the 2015 acquisitions). The 2016 and 2015 acquisitions are described below. Each transaction qualified as an acquisition of a business and was accounted for as a business combination. The measurement period for all 2016 and acquisitions is closed.

IGES

On August 1, 2016, the Company acquired the assets and liabilities associated with International Gift Exposition in the Smokies and the Souvenir Super Show (“IGES”) for a total purchase price cash consideration of $3.7 million which included a negative working capital adjustment of $1.0 million. The acquisition was financed with cash from operations. Revenue and net income generated from IGES in the post acquisition period was immaterial.

All of the external acquisition costs of $0.3 million were expensed as incurred during the third quarter of 2016 and included in selling, general and administrative expenses in the unaudited condensed consolidated statements of income and comprehensive income.

Expo Event Holdco, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

3.
Business Acquisitions (continued)

The following tables summarize the estimated fair value of the assets and liabilities at the dates of acquisition:

(in thousands)	August 1, 2016
Prepaid expenses	$133
Goodwill	2,871
Other intangible assets	1,826
Deferred revenues	(1,135)
Purchase price, including working capital adjustment	$3,695

Collective

On August 8, 2016, the Company acquired the assets and liabilities associated with the Swim Collective Trade Show and the Active Collective Trade Show (“Collective”) for a total purchase price consideration of $12.8 million. The acquisition was financed with cash from operations. Revenue and net income generated from Collective in the post acquisition period was immaterial.

All of the external acquisition costs of $0.3 million were expensed as incurred during the third quarter of 2016 and included in selling, general and administrative expenses in the unaudited condensed consolidated statements of income and comprehensive income.

The following tables summarize the estimated fair value of the assets and liabilities at the dates of acquisition:

(in thousands)	August 8, 2016
Prepaid expenses	$26
Goodwill	8,125
Other intangible assets	4,674
Accounts payable and other current liabilities	(16)
Deferred revenues	(20)
Purchase price, including working capital adjustment	$12,789

On February 27, 2015, the Company acquired the assets and liabilities associated with Healthcare Design Conference and Expo, Healthcare Design Magazine, Environments For Aging, and Construction SuperConference for a total purchase price consideration of $22.5 million.

On March 3, 2015, the Company acquired the International Pizza Expo, and the trade magazine Pizza Today, for a total purchase price consideration of $27.9 million.

On October 14, 2015, the Company acquired HOW Design Live and the HOW Interactive Design Conference series for a total purchase price consideration of $27.6 million.

On November 12, 2015, the Company acquired the National Industrial Fastener & Mill Supply Expo for a total purchase price consideration of $10.8 million.

In connection with the 2016 and 2015 acquisitions, the Company recorded goodwill of $11.0 million and $57.9 million, respectively. In the view of management, the goodwill recorded in the 2016 and 2015 acquisitions, reflects the future cash flow expectations for the acquired businesses’ market positions in their respective trade show industries. Substantially all of the goodwill recorded in connection with the 2016 and 2015 acquisitions is expected to be deductible for income tax purposes.

Pro forma financial information

The following table represents the unaudited pro forma revenue and net income for the nine months ended September 30, 2016 and 2015 as if the IGES and Collective acquisitions had occurred on January 1, 2015 and after giving effect to certain pro forma adjustments primarily related to the amortization of acquired intangible assets. The supplemental unaudited pro forma financial information is presented for information purposes only.

Expo Event Holdco, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

3.
Business Acquisitions (continued)

It is not necessarily indicative of what the Company’s financial position or results of operations actually would have been had the Company completed the acquisitions at the dates indicated, nor is it intended to project the future financial position or operating results of the combined company.

	Nine months ended September 30,
(in thousands)	2016	2015
Revenues
As reported	$293,296	$280,764
Pro forma	296,402	289,906
Net Income
As reported	$46,233	$38,236
Pro forma	46,721	39,286

Pro forma revenues for the nine months ended September 30, 2016 include adjustments to record revenue recognized in the period prior to the acquisition of zero and $3.1 million, for the acquisition of IGES and Collective, respectively. Pro forma revenues for the nine months ended September 30, 2015 include adjustments of $0.2 million, $0.5 million, $6.2 million, zero, zero and $2.2 million, for the acquisition HCD, Pizza Group, HOW, Fastener, IGES and Collective, respectively.

The pro forma net income for the nine months ended September, 2016 and 2015, was adjusted to include incremental amortization expense for intangible assets acquired of $0.4 million and $1.5 million, respectively.

4.	Goodwill and Other Intangible Assets

Goodwill

The table below summarizes the changes in the carrying amount of goodwill:

(in thousands)
Balance at December 31, 2015	$890,256
HOW adjustment	149
IGES	2,871
Collective	8,125
Balance at September 30, 2016	$901,401

Other Intangible Assets

Other intangible assets consisted of the following:

(in thousands)	December 31, 2015	Additions	September 30, 2016
Indefinite-lived intangible assets
Trade names	$270,434	$2,417	$272,851
Amortized intangibles
Customer-related intangibles	371,004	4,083	375,087
Computer software	7,288	38	7,326
	648,726	6,538	655,264
Accumulated amortization
Customer-related intangibles	(86,035)	(28,549)	(114,584)
Computer software	(3,389)	(750)	(4,139)
	(89,424)	(29,299)	(118,723)

Capitalized software in progress	125	814	939
Total other intangibles, net	$559,427	$(21,947)	$537,480

Expo Event Holdco, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

4.
Goodwill and Other Intangible Assets (continued)

The amortization expense for the nine months ended September 30, 2016 was $29.3 million. The amortization expense for the nine months ended September 30, 2015 was $27.9 million.

5.	Property and Equipment

Property and equipment, net, consisted of the following:

(in thousands)	December 31, 2015	Additions	Disposals	September 30, 2016
Leasehold improvements	$637	$5	$—	$642
Furniture, equipment and other	3,627	239	(47)	3,819
Construction in progress	—	1,128	—	1,128
	4,264	1,372	(47)	5,589
Less: Accumulated depreciation	(2,148)	(525)	45	(2,628)
Property and equipment, net	$2,116	$847	$(2)	$2,961

Depreciation expense related to property and equipment for the nine months ended September 30, 2016 was $0.5 million. Depreciation expense related to property and equipment for the nine months ended September 30, 2015 was $0.8 million.

6.	Long-Term Debt

The carrying value of the Company’s outstanding debt consisted of the following:

(in thousands)	September 30, 2016	December 31, 2015
Senior secured term loan, 4.75%, due 2020, net (a)	$504,065	$535,892
Senior notes, 9.00%, due 2021, net (b)	196,172	195,706
Total debt	700,237	731,598
Less: Current maturities	6,300	6,300
Long-term debt, net of current maturities, debt discount and deferred financing fees	$693,937	$725,298
(a)	Senior secured term loan is recorded net of unamortized discount of $5.8 million and $7.2 million, and unamortized deferred financing fees of $5.7 million and $7.1 million, as of September 30, 2016 and December 31, 2015, respectively.
(b)	Senior notes are recorded net of unamortized deferred financing fees of $3.8 million and $4.3 million, as of September 30, 2016 and December 31, 2015, respectively.

The Company made optional payments of $30.0 million and $20.0 million on June 30, 2016 and 2015, respectively.

For each of the quarters ended September 30, 2016 and 2015, the Company made no draw downs on its Revolving Credit Facility. The Company had $0.6 million and zero in stand-by letter of credit issuances under our Revolving Credit Facility as of September 30, 2016 and December 31, 2015, respectively.

In April 2015, the FASB issued guidance intended to simplify the presentation of deferred financing fees. The guidance requires deferred financing fees related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability. The Company adopted the provisions of this guidance as of March 31, 2016 and applied them retrospectively, see Note 2.

Expo Event Holdco, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

6.
Long-Term Debt (continued)

Interest Expense

Interest expense reported in the condensed consolidated statements of income and comprehensive income consist of the following:

	For the Nine Months Ended September 30,
(in thousands)	2016	2015
Senior secured term loan, 4.75%, due 2020	$19,472	$20,466
Senior Notes, 9.00%, due 2021	13,500	13,500
Noncash interest for amortization of debt discount and debt issuance costs	3,826	3,642
Realized and unrealized loss on interest rate swap and floor, net	1,059	1,816
Revolving credit facility commitment fees	378	406
	$38,235	$39,830

Interest Rate Swap and Floor

In March 2014, the Company entered into forward interest rate swap and floor contracts to manage and reduce its interest rate risk. The Company’s interest rate swap and floor have an effective date of December 31, 2015 and are settled on the last business day of each month of March, June, September and December, beginning March 31, 2016 through December 31, 2018. The Company made a payment of $0.4 million during the nine months ended September 30, 2016, representing the differential between the three-month LIBOR rate 0.63% and 1.25% on the principal amount of $100.0 million. As the Company’s interest rate swap and floor was not effective during the nine months ended September 30, 2015, no payments were made during the periods. The Company marks-to-market its interest rate contracts quarterly with the unrealized and realized gains and losses included in interest expense in the condensed consolidated statements of income and comprehensive income. For the nine months ended September 30, 2016 and 2015, the Company recorded a realized loss of $1.1 million and zero, respectively. For the nine months ended September 30, 2016 and 2015, the Company recorded an unrealized loss of $0.1 million and $1.8 million, respectively. The liability is included in accounts payable and other current liabilities and noncurrent liabilities in the condensed consolidated balance sheets.

7.	Fair Value Measurements

As of September 30, 2016, the Company’s assets and liabilities measured at fair value on a recurring basis are categorized in the table below:

	September 30, 2016
(in thousands)	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$35,317	$35,317	$—	$—
Total assets at fair value	$35,317	$35,317	$—	$—

Liabilities:
Interest rate swap and floor (a)	$2,925	$—	$2,925	$—
Senior secured term loan, 4.75%	508,490	—	508,490	—
Senior notes, 9.00%	206,750	—	206,750	—
Total liabilities at fair value	$718,165	$—	$718,165	$—
(a)	Accounts payable and other current liabilities and other noncurrent liabilities include $1.5 million and $1.4 million, respectively, in the condensed consolidated balance sheets.

Expo Event Holdco, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

7.
Fair Value Measurements (continued)

As of December 31, 2015, the Company’s assets and liabilities measured at fair value on a recurring basis are categorized in the table below:

	December 31, 2015
(in thousands)	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$16,261	$16,261	$—	$—
Total assets at fair value	$16,261	$16,261	$—	$—

Liabilities:
Interest rate swap and floor (a)	$2,975	$—	$2,975	$—
Senior secured term loan, 4.75%	533,529	—	533,529	—
Senior notes, 9.00%	196,250	—	196,250	—
Total liabilities at fair value	$732,754	$—	$732,754	$—
(a)	Accounts payable and other current liabilities and other noncurrent liabilities each include $1.5 million in the condensed consolidated balance sheets.
8.	Shareholder’s Equity and Stock-Based Compensation

Expo Event Holdco, Inc. Common Stock Issuances

On February 9, 2016, the Board of Directors approved and granted 93 shares of common stock of Holdco to three independent directors as part of their Board compensation.

On February 10, 2016, the Company received $0.1 million representing 62 shares of Holdco common stock purchased by an independent director.

On March 11, 2016, the Company paid $0.1 million to repurchase 50 shares of Holdco common stock from a departing member of senior management.

Expo Event Holdco, Inc. 2013 Stock Option Plan (“the Plan”)

The Company recognized stock-based compensation expense of $2.3 million and $4.0 million for the nine months ended September 30, 2016 and 2015, respectively, related to the Plan. Stock-based compensation expense is included in selling, general and administrative expense in the condensed consolidated statements of income and comprehensive income. The related deferred tax benefit for stock-based compensation recognized was $0.9 million and $1.6 million for the nine months ended September 30, 2016 and 2015, respectively.

Stock-based award activity for the nine months ended September 30, 2016, was as follows:

		Weighted-Average
	Number of Options	Exercise Price per Option	Remaining Contractual Term	Aggregate Intrinsic Value
			(years)	(thousands)
Balance, December 31, 2015	58,446	$1,360	7.97
Granted	62	1,629	9.37
Forfeited	(1,347)	1,361	7.56
Balance, September 30, 2016	57,161	$1,361	7.19	$31,332
Exercisable at September 30, 2016	27,836	$1,347	7.04	$15,485

Expo Event Holdco, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

8.
Shareholder’s Equity and Stock-Based Compensation (continued)

The aggregate intrinsic value is the amount by which the fair value of our common stock exceeded the exercise price of the options at September 30, 2016, for those options for which the market price was in excess of the exercise price.

There was a total of $3.5 million unrecognized stock-based compensation expense at September 30, 2016 related to non-vested stock options expected to be recognized over a weighted-average period of 0.9 years.

9.	Earnings Per Share

Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common shares outstanding during the period, plus the dilutive effect of outstanding options, using the treasury stock method and the average market price of the Company’s common stock during the applicable period. Certain shares related to some of the Company’s outstanding stock options were excluded from the computation of diluted earnings per share because they were antidilutive in the periods presented, but could be dilutive in the future.

The details of the computation of basic and diluted earnings per common share are as follows:

	Nine Months Ended September 30,
(in thousands, except for share data)	2016	2015
Net income	$46,233	$38,236
Weighted average common shares outstanding	494,873	494,771
Basic earnings per share	$93.42	$77.28

Net income (loss)	$46,233	$38,236
Weighted average common shares outstanding	494,873	494,771
Dilutive effect of stock options	10,734	4,781
Diluted weighted average common shares outstanding	505,607	499,552
Diluted earnings per share	$91.44	$76.54
Anti-dilutive shares excluded from diluted earnings per share calculation	13,532	29,379
10.	Income Taxes

The Company calculates its provision for income taxes by estimating its annual effective tax rate (estimated annual tax provision divided by estimated annual income before taxes) and applying the effective tax rate to income before taxes for the quarter, plus or minus the tax effects of items that relate uniquely to the quarter, if any.

For the nine months ended September 30, 2016 and 2015, the Company recorded provisions for income taxes of $29.8 million and $24.5 million, respectively, which resulted in effective tax rates of 39.2% and 39.1%. The differences between the statutory and effective tax rates are primarily attributable to the effects of state income taxes.

Liabilities for unrecognized tax benefits and associated interest and penalties were $0.6 million and $0.5 million as of September 30, 2016 and December 31, 2015, respectively.

In November 2015, the FASB issued guidance to simplify the presentation of deferred income taxes by reporting the net amount of deferred tax assets and liabilities on a jurisdiction by jurisdiction basis as noncurrent on the balance sheet. The Company adopted the provisions of this guidance in the fourth quarter of fiscal 2015 and applied the provisions retrospectively. See Note 2.

Expo Event Holdco, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

11.	Commitments and Contingencies

Leases and Other Contractual Arrangements

The Company has entered into operating leases and other contractual obligations to secure real estate facilities and trade show venues. These agreements are not unilaterally cancelable by the Company, are legally enforceable and specify fixed or minimum amounts or quantities of goods or services at fixed or minimum prices.

Legal Proceedings and Contingencies

The Company is subject to litigation and other claims in the ordinary course of business. In the opinion of management, the Company’s liability, if any, arising from regulatory matters and legal proceedings related to these matters is not expected to have a material adverse impact on the Company’s condensed consolidated balance sheets, results of operations or cash flows.

In the opinion of management, there are no claims, commitments or guarantees pending to which the Company is party that would have a material adverse effect on the condensed consolidated financial statements.

12.	Accounts payable and other current liablities

Accounts payable and other current liabilities consisted of the following at September 30, 2016 and December 31, 2015, respectively:

	September 30, 2016	December 31, 2015
Accrued event costs	$9,392	$3,446
Accrued interest	5,300	800
Accrued personnel costs	4,884	6,196
Trade payables	4,858	1,949
Other current liabilities	4,110	4,996
Note payable on acquiring Fastener Expo	—	4,530
Total accounts payable and other current liabilities	$28,544	$21,917

Other current liabilities is primarily comprised of corporate accruals and the current portion of the liability related to the interest rate swap and floor financial instrument.

13.	Subsequent Events

The financial statements of Expo Event Holdco, Inc. are substantially comprised of the financial statements of Emerald Expositions Holding, Inc., which issued its interim condensed consolidated financial statements on November 8, 2016. Accordingly, the Company has evaluated transactions for consideration as recognized subsequent events in the annual financial statements through the date of November 8, 2016. Additionally, the Company has evaluated transactions that occurred as of the issuance of these financial statements, December 16, 2016, for purposes of disclosure of unrecognized subsequent events.

On October 11, 2016, the Company acquired Digital Dealer Conference & Expo (“Dealer”) for a purchase price of $21.5 million which includes a negative working capital adjustment of $0.2 million and a contingent payment of $1.0 million. The $14.8 million closing purchase payment was financed with cash from operations. The remaining $5.7 million, subject to any final working capital adjustment will be disbursed in the first quarter of 2017. The $1.0 million contingency is scheduled to be settled in January 2018 and is primarily contingent upon achievement of certain performance thresholds. The Digital Dealer Conference & Expo is the leading trade show in the automotive dealer technology industry.

On October 18, 2016, the Company acquired the National Pavement Expo (“Pavement”) from AC Business Media, Inc., for a purchase price of $7.0 million and a negative working capital adjustment of $0.6 million. The $6.4 million closing purchase payment was financed with cash from operations. Pavement is the largest trade show specifically designed for paving and pavement maintenance professionals.

Expo Event Holdco, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

13.
Subsequent Events (continued)

On October 28, 2016, the Company completed a refinance of its $200.0 million 9.00% Senior Notes. The refinance was funded with a $200.0 million incremental borrowing on the Company’s 4.75% term loan (net of a 0.5% original issue discount). In addition, the Company’s revolving credit facility was increased from $90.0 million to $100.0 million. A call premium of $9.0 million and third party fees of approximately $3.0 million were incurred as a result of the refinance and were funded with cash from operations as well as a $8.0 million draw on the Company’s revolving credit facility.

On November 15, 2016, the Company acquired RFID Journal LIVE! (“RFID LIVE!”) for a purchase price of $8.2 million which included a negative working capital adjustment of $0.7 million and contingent consideration of up to $2.6 million. The closing purchase payment of $5.7 million was financed with cash from operations. RFID LIVE! is the world’s largest show focused on radio frequency identification (“RFID”) and related technologies, bringing together attendees, exhibitors, researchers, academics, consultants and others interested in using RFID technologies to identify, track and manage assets and inventories across a wide range of industries.

On December 13, 2016, the Company acquired ACRE for a purchase price of $5.0 million, which included a negative working capital adjustment of $1.1 million. ACRE is a wholesale craft exposition consisting of two shows that take place annually in Las Vegas, Nevada and Philadelphia, Pennsylvania.

Independent Auditor’s Report

To the Board of Directors of New Publishing Holdings, Inc.,
The Parent Company of F+W Media, Inc.
Blue Ash, Ohio

Report on the Financial Statements

We have audited the accompanying carve-out financial statements of the HOW Events Operations (a carve-out of F+W Media, Inc.) (HOW Events) which comprise the balance sheets as of October 13, 2015 and December 31, 2014, and the related statements of operations and cash flows for the period January 1, 2015 through October 13, 2015 and the related notes to the financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the carve-out financial statements referred to above present fairly, in all material respects, the financial position of HOW Events as of October 13, 2015 and December 31, 2014 and the results of its operations and its cash flows for the period January 1, 2015 through October 13, 2015 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the financial statements, HOW Events is an integrated business of F+W Media, Inc. and is not a stand-alone entity. The carve-out financial statements of HOW Events reflects the assets, liabilities, revenue and expenses directly attributable to the HOW Events business, as well as allocations deemed reasonable by management, to present the financial position, results of operations and cash flows of HOW Events on a stand-alone basis and do not necessarily reflect the financial position, results of operations and cash flows of HOW Events in the future or what they would have been had HOW Events been a separate, stand-alone entity for the periods presented. Our opinion is not modified with respect to this matter.

/s/ RSM US LLP

Cincinnati, Ohio
November 9, 2016

HOW Events Operations (a carve-out of F+W Media, Inc.)
Balance Sheets
October 13, 2015 and December 31, 2014

	2015	2014
Assets
Current assets:
Accounts receivable	$25,686	$86,255
Prepaid expenses	125,221	176,815
Total current assets	150,907	263,070

Property, equipment and software, net	216,654	209,433
Goodwill	14,012,941	14,012,941
Deferred taxes	—	309,458
Other assets	3,545	3,545
Total assets	$14,384,047	$14,798,447

Liabilities and Equity
Current liabilities:
Accounts payable	97,281	5,511
Accrued expenses	25,678	23,679
Deferred revenue	635,497	883,891
Total current liabilities	758,456	913,081

Deferred taxes	206,340	—
Total liabilities	964,796	913,081

Invested equity	13,419,251	13,885,366

Total liabilities and invested equity	$14,384,047	$14,798,447

See notes to financial statements.

HOW Events Operations (a carve-out of F+W Media, Inc.)
Statement of Operations
For the period January 1, 2015 through October 13, 2015

Net revenue	$6,227,927

Operating expenses:
Cost of sales (exclusive of depreciation presented separately below)	2,619,380
Sales, general and administrative	620,936
Depreciation	20,033
Total operating expenses	3,260,349

Income before income taxes	2,967,578

Income tax expense	(1,119,798)

Net income	$1,847,780

See notes to financial statements.

HOW Events Operations (a carve-out of F+W Media, Inc.)
Statement of Cash Flows
For the period January 1, 2015 through October 13, 2015

Cash flows from operating activities:
Net income	$1,847,780
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,033
Provision for deferred taxes	515,798
Changes in operating assets and liabilities:
Accounts receivable	60,569
Prepaid expenses and other assets	51,594
Accounts payable and accrued expenses	93,769
Deferred revenue	(248,394)
Net cash provided by operating activities	2,341,149

Cash flows from investing activities:
Purchases of property, equipment and software	(27,254)

Cash flows from financing activities:
Net distributions to F+W Media, Inc.	(2,313,895)

Net change in cash and cash equivalents	—

Cash and cash equivalents:
Beginning	—

Ending	$—

See notes to financial statements.

HOW Events Operations (a carve-out of F+W Media, Inc.)
Notes to Financial Statements

Note 1.   Basis of Presentation

The accompanying carve-out financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). The HOW Events Operations (HOW Events), are an integrated business of F+W Media, Inc. (F+W Media) and are not a stand-alone entity. The financial statements of HOW Events reflect the assets, liabilities, revenue and expenses directly attributable to the HOW Events operations, as well as allocations deemed reasonable by management, to present the financial position, results of operations and cash flows of HOW Events on a stand-alone basis.

The allocation methodologies have been described within the notes to the financial statements where appropriate, and management considers the allocations to be reasonable. For items not directly attributable, expenses have been allocated to HOW Events from F+W Media including compensation and employee related expenses, general and administrative expenses and depreciation. Allocated amounts were either allocated based on proportionate direct labor costs or revenue. The financial information included herein may not necessarily reflect the financial position, results of operations and cash flows of HOW Events in the future or what they would have been had HOW Events been a separate, stand-alone entity for the periods presented.

Business: HOW Events is engaged in the business of developing and operating exhibitions, trade shows, consumer shows, conferences and seminars in the United States of America serving enthusiasts primarily related to the graphic design industry.

Note 2.   Summary of Significant Accounting Policies

Use of estimates: The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures including, but not limited to, depreciation and amortization periods, deferred revenue and corporate allocations. Actual results may differ from those estimates.

Cash and invested equity: HOW Events operates as an integrated business of F+W Media that relies on F+W Media to provide certain management and administrative services including centralized cash management functions. The costs of such services are reflected in operating expenses in the accompanying statement of operations. All of the cash transactions of HOW Events are managed by F+W Media. As a result, all expenses and cost allocations in the financial statements were deemed to have been paid by HOW Events to F+W Media during the period in which the cost was recorded. In addition, all cash receipts were deemed to be advanced to F+W Media as they were received. The net results of cash advances and deemed distributions to F+W Media are reflected as changes in invested equity in the accompanying financial statements. Following is a summary of the changes in invested equity for the period January 1, 2015 through October 13, 2015:

Balance at December 31, 2014	$13,885,366
Net income	1,847,780
Net distributions to F+W Media, Inc.	(2,313,895)
Balance at October 13, 2015	$13,419,251

Revenue recognition: Revenues generated from the HOW Events business primarily include event admissions and vendor booths/sponsorships. In many cases, participants and vendors pay in advance of the events. Amounts received in advance of events are recorded as deferred revenue until such time as the revenue is both earned and realizable. Revenue is considered to be earned and realizable when persuasive evidence of an arrangement exists between event participants/vendors, services have been rendered once the event has occurred, the price is fixed or determinable and collectability is reasonably assured.

Revenue recognition (continued): Accounts receivable are recognized for amounts billed to customers, less the estimated allowances for doubtful accounts. No allowance was deemed necessary at October 13, 2015 or December 31, 2014.

The HOW Events business is seasonal, with trade show revenue typically reaching its highest levels during the second and third quarters of the calendar year and its lowest level during the fourth quarter of the calendar year due to the typical timing of events. This seasonality in revenue is typical of the trade show industry.

HOW Events Operations (a carve-out of F+W Media, Inc.)
Notes to Financial Statements

Note 2.   Summary of Significant Accounting Policies  (Continued)

Property, equipment and software: Property, equipment and software are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the remaining lease term. Repairs and maintenance and minor renewals are expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired. Upon sale or retirement of the depreciable property, the related cost and accumulated depreciation are eliminated from the accounts and gains or losses are reflected in the consolidated statements of operations. The estimated useful lives of the various classes of assets are as follows:

Leasehold improvements	1-10 years
Furniture and fixtures	5 years
Internal use software	3-5 years

The Company evaluates the carrying value of its property and equipment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value is considered impaired when the estimated undiscounted future cash flows associated with its property and equipment are less than the applicable asset carrying value. For the period January 1, 2015 through October 13, 2015, no asset impairment was recorded.

Leases: F+W Media leases certain property, consisting of buildings and personal computers, under operating leases. Although portions of this leased property are utilized by HOW Events, there are no operating leases directly attributable to HOW Events only. Rent expense for leased property used by HOW Events was allocated based on methods deemed reasonable by management and amounted to $26,045 for the stub period ended October 13, 2015.

Goodwill: HOW Events evaluates goodwill for impairment on an annual basis or more frequently if management believes indicators of impairment exist. Management first assesses qualitative factors to determine whether it is more likely than not that the fair value of the HOW Events reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the HOW Events reporting unit with its carrying value. If the carrying amount exceeds fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. The Company’s evaluation of goodwill completed during the stub period ended October 13, 2015 resulted in no impairment losses.

Income taxes: The results of operations for HOW Events have historically been included in the consolidated income tax returns of F+W Media and its parent company. The income tax amounts reflected in the accompanying carve-out financial statements have been allocated using the separate return method as if HOW Events was a separate taxpayer. Income taxes are accounted for using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future consequences attributed to differences between the financial statement carrying amounts and their respective tax basis and are measured using enacted tax rates.

HOW Events recognizes the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. The parent company is subject to potential income tax examinations for its 2010 through 2015 tax periods.

Recent accounting pronouncements: Refer to Note 5 for consideration of recently issued accounting pronouncements and the impact to the financial statements of the Company.

HOW Events Operations (a carve-out of F+W Media, Inc.)
Notes to Financial Statements

Note 3.   Property, Equipment and Software

Property, equipment and software consisted of the following at October 31, 2015 and December 31, 2014:

	2015	2014
Leasehold improvements	$31,502	$17,805
Furniture and fixtures	128,465	120,652
Internal use software	294,859	289,115
Total property, equipment and software	454,826	427,572
Less: accumulated depreciation	(238,172)	(218,139)

Property, equipment and software, net	$216,654	$209,433

HOW Events capitalizes certain costs related to obtaining or developing computer software for internal use. Costs incurred during the application development stage including external direct costs of materials and services and payroll and payroll related costs for employees who are directly associated with the internal-use software project are capitalized and amortized on a straight-line basis over the expected useful life of the related software. The applications development stage includes design, software configuration and integration, coding, hardware installation and testing. Costs incurred during the preliminary stage, as well as maintenance, training and upgrades that do not result in additional functionality are expensed as incurred.

Depreciation expense for the period January 1, 2015 through October 13, 2015 was $20,033.

Note 4.   Income Taxes

As HOW Events is not a separate taxpayer and files a consolidated return with its parent company F+W Media, no current income taxes payable is presented as the parent company does not require actual payment as a result of this intercorporate tax allocation. As such, amounts payable to F+W Media are reflected directly in Invested equity as deemed distributions.

The income tax amounts allocated to the accompanying carve-out financial statements are not necessarily indicative of the amount of income taxes that would have been recorded had HOW Events operated as a separate taxpayer.

Income tax expense for the stub period ended October 13, 2015 consists of the following:

Federal	$545,313
State and local	58,687
Deferred	515,798
Income tax expense	$1,119,798

The income tax expense reconciled to the tax computed at the statutory federal rate is as follows:

Tax at federal rate	$1,008,977
State and local taxes	108,815
Nondeductible items	1,869
Other	137
Income tax expense	$1,119,798

HOW Events Operations (a carve-out of F+W Media, Inc.)
Notes to Financial Statements

Note 4.   Income Taxes (Continued)

The components of deferred taxes consist of the following as of October 13, 2015 and December 31, 2014:

	2015	2014
Deferred tax assets (liabilities):
Prepaid expenses	$(356)	$(5,385)
Property and equipment	16,453	19,056
Goodwill	(469,610)	(46,358)
Accrued expenses	7,845	9,272
Deferred revenue	239,328	332,873
Net deferred taxes	$(206,340)	$309,458

Note 5.   Recent Accounting Pronouncements

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of deferred income taxes by eliminating the requirement for entities to separate deferred tax liabilities and assets into current and noncurrent amounts in classified balance sheets. Instead, it requires deferred tax assets and liabilities be classified as noncurrent in the balance sheet. The Company has elected to early adopt this ASU and all deferred tax assets and liabilities are presented as a net noncurrent liability for October 13, 2015 and a net noncurrent asset as of December 31, 2014. The adoption of this ASU resulted in the reclassification of previously reported net current deferred tax assets of $246,817 and $336,760 as of October 13, 2015 and December 31, 2014, respectively to the reported net noncurrent amounts.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of our pending adoption of the new standard on the financial statements.

Note 6.   Subsequent Events

HOW Events has evaluated subsequent events for potential recognition and/or disclosure through November 9, 2016, the date the carve-out financial statements were available to be issued.

Effective October 14, 2015, F+W Media sold certain assets and specified liabilities of HOW Events to Emerald Expositions, LLC for a purchase price of $27.6 million which included a negative working capital adjustment of $0.4 million. Specific assets sold include assets and liabilities directly associated with the HOW Events business including prepaid event expenses, some computer equipment and deferred event revenue obligations.

BofA Merrill Lynch            Barclays            Goldman, Sachs & Co.

Through and including              (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts, payable in connection with the sale of the shares of Class A Common Stock being registered hereby. Except as otherwise noted, the registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee:

Amount
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*
*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The registrant’s certificate of incorporation contains a provision which eliminates directors’ personal liability as set forth above.

The registrant’s certificate of incorporation and bylaws provide in effect that the registrant shall indemnify its directors and officers to the extent permitted by the Delaware law. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees, and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; that the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding (or a committee of such directors designated by majority vote of such directors), even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

The right to indemnification conferred by the registrant’s certificate of incorporation and bylaws also includes the right to be paid the expenses (including attorneys’ fees) incurred by a present or former director or officer in defending any civil, criminal, administrative, or investigative action, suit, or proceeding in advance of its final disposition, provided, however, that if the Delaware law requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer shall be made only upon delivery to the registrant of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under the registrant’s certificate of incorporation, bylaws, or otherwise.

In addition, the registrant intends to enter into indemnification agreements with each of its directors and certain of its officers, a form of which is filed as Exhibit 10.7 to this Registration Statement. These agreements require the registrant to indemnify such persons to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the registrant, and to advance expenses incurred as a result of any action, suit, or proceeding against them as to which they could be indemnified.

The registrant has in effect insurance policies for general officers’ and directors’ liability insurance covering all of its officers and directors.

Item 15. Recent Sales of Unregistered Securities

The information presented in this Item 15 does not give effect to the       -for-1 stock split that will be effected in connection with the commencement of this offering or the conversion of all of our outstanding common stock into Class B Common Stock on             . Since December 1, 2013, we have made the following sales of unregistered securities:

On January 15, 2014, the registrant issued 140,000 shares of common stock to nine investors.

On March 28, 2014, the registrant issued 1,434 shares of common stock to one of its directors, ten members of senior management, and two of the founders of one of the companies that it acquired.

On April 22, 2014, the registrant issued 150 shares of common stock to two members of senior management; 50 of these shares were subsequently repurchased by the registrant.

On February 10, 2015, the registrant issued 35 shares of common stock to one of its directors.

On February 9, 2016, the registrant issued 93 shares of common stock to three of its directors.

On February 10, 2016, the registrant issued 62 shares of common stock to one of its directors.

In addition, since its inception in June 2013, the registrant has issued options to purchase common stock under the 2013 Option Plan. As of the date of this registration statement, there are 57,258 options to purchase shares of common stock outstanding.

The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rules 506 and 701 promulgated thereunder. The securities were issued directly by the registrant and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules.

Schedule I—Condensed Financial Information (parent company only)

Schedule II—Valuation and Qualifying Accounts (parent company only)

All other schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Juan Capistrano, State of California, on this           day of                ,             .

Expo Event Holdco, Inc.

By:
Philip Evans Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of Expo Event Holdco, Inc. constitutes and appoints each of Philip Evans and David Gosling, or either of them, each acting alone, his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifying and confirming all that either of the said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

David Loechner	Chief Executive Officer, President and Director (Principal Executive Officer)

Philip Evans	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Konstantin Gilis	Chairman of the Board and Director

Michael Alicea	Director

Todd Hyatt	Director

Amir Motamedi	Director

Jeffrey Naylor	Director

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
1.1*	Form of Underwriting Agreement.
3.1*	Certificate of Incorporation of Expo Event Holdco, Inc., as amended.
3.2*	Bylaws of Expo Event Holdco, Inc.
3.3*	Form of Amended and Restated Certificate of Incorporation of Expo Event Holdco, Inc., to be effective upon the listing of our Class A Common Stock on the .
3.4*	Form of Amended and Restated Bylaws of Expo Event Holdco, Inc., to be effective upon the listing of our Class A Common Stock on the .
4.1*	Specimen Class A Common Stock Certificate of Expo Event Holdco, Inc.
5.1*	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.
10.1*	Credit Agreement, among Emerald Expositions Holding, Inc., the guarantors party thereto, Bank of America, N.A. and the other lenders party thereto, dated June 17, 2013.
10.1.1*	Amendment No. 1 to Credit Agreement, among Emerald Expositions Holding, Inc., the guarantors party thereto, Bank of America, N.A. and the other lenders party thereto, dated January 15, 2014.
10.1.2*	Amendment No. 2 to Credit Agreement, among Emerald Expositions Holding, Inc., the guarantors party thereto, Bank of America, N.A. and the other lenders party thereto, dated July 21, 2014.
10.1.3*	Amendment No. 3 to Credit Agreement, among Emerald Expositions Holding, Inc., the guarantors party thereto, Bank of America, N.A. and the other lenders party thereto, dated October 28, 2016.
10.2*
Shareholders Agreement, among Expo Event Holdco, Inc., Onex American Holdings II LLC, Expo EI LLC, Expo EI II LLC, Onex US Principals LP, Onex Advisor III LLC, Onex Partners III LP, Onex Partners III PV LP, Onex Partners III Select LP and Onex Partners III GP LP, dated July 19, 2013.

10.3*
Registration Rights Agreement, among Expo Event Holdco, Inc., Onex American Holdings II LLC, Expo EI LLC, Expo EI II LLC, Onex US Principals LP, Onex Advisor III LLC, Onex Partners III LP, Onex Partners III PV LP, Onex Partners III Select LP and Onex Partners III GP LP, dated July 19, 2013.

10.4*+	Employment Agreement, by and between Emerald Expositions, Inc. and David Loechner, dated as of June 17, 2013.
10.5*+	Employment Agreement, by and between Emerald Expositions, LLC and Philip Evans, dated July 14, 2014.
10.6*+	Form of Stock Incentive Plan.
10.7*	Form of Indemnification Agreement.
10.8*+	Deal Success Bonus Agreement, by and between Emerald Expositions, LLC and David Loechner, dated as of July 27, 2016.
10.9*+	Deal Success Bonus Agreement, by and between Emerald Expositions, LLC and Philip Evans, dated as of July 27, 2016.
10.10*+	Deal Success Bonus Agreement, by and between Emerald Expositions, LLC and Joseph Randall, dated as of July 27, 2016.
16.1*	Change in Auditor Letter from Ernst & Young LLP.
21.1*	List of subsidiaries of Expo Event Holdco, Inc.

Exhibit No.	Exhibit Description
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of RSM US LLP.
23.3*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).
23.4*	Consent of Stax Inc.
24.1	Power of Attorney (included in signature pages hereto).
*	To be filed by amendment.
+	Indicates management contract or compensatory plan.